Exhibit 99.1

                                 , 2007

Dear Fellow Stockholder:

I am pleased to inform you that the board of directors of Acuity Brands, Inc. (Acuity Brands) has approved the spin-off of Acuity SpinCo, Inc.* (SpinCo), which is the subsidiary of Acuity Brands that, at the time of the spin-off, will operate our specialty products business. The spin-off will be completed by a pro rata distribution to Acuity Brands stockholders of all of the outstanding shares of common stock of SpinCo.

The spin-off will take place on or about                     , 2007. Each Acuity Brands stockholder as of 5:00 p.m., Eastern Time, on                     , 2007, the record date for the spin-off, will receive one SpinCo share, together with an associated preferred stock purchase right, for every two Acuity Brands shares held on that date. SpinCo intends to submit an application to list the SpinCo shares on the Nasdaq Global Market under the symbol “            ” following completion of the spin-off.

Acuity Brands believes that the spin-off will meaningfully enhance value for its stockholders and will give SpinCo the financial and operational flexibility to take advantage of significant growth opportunities in the specialty products business. Acuity Brands believes that separating the two companies will enhance the ability of SpinCo and Acuity Brands to focus on strategic initiatives and new business opportunities, as well as to improve cost structures and operating efficiencies and to design equity-based compensation programs targeted to their own performance. In addition, Acuity Brands expects that the transition to an independent company will heighten SpinCo management’s focus, provide SpinCo with the ability to access capital using SpinCo’s own equity, and allow the investment community to better measure the performance of SpinCo and Acuity Brands relative to their peers.

Acuity Brands has requested a private letter ruling from the Internal Revenue Service to the effect that the spin-off will be tax-free to its stockholders for United States federal income tax purposes. However, any cash that you receive instead of fractional shares generally will be taxable to you.

The enclosed information statement describes the spin-off and provides important financial and other information about SpinCo. Please read it carefully.

You do not have to vote, or take any other action, to receive your SpinCo shares. You will not be required to pay anything or to surrender your Acuity Brands shares. Account statements reflecting your ownership of SpinCo shares will be mailed to record holders of Acuity Brands stock shortly after                     , 2007. If you are not a record holder of Acuity Brands stock, your SpinCo shares should be credited to your account with your stockbroker or nominee on or about                                      , 2007.

Acuity Brands looks forward to your continued support as a stockholder and remains committed to working on your behalf to build long-term stockholder value.

Sincerely,

Vernon J. Nagel
Chairman, President, and Chief Executive Officer
Acuity Brands, Inc.

*	SpinCo’s registered name is currently Acuity SpinCo, Inc. Acuity SpinCo, Inc. is currently a wholly owned subsidiary of Acuity Brands, Inc. Before the effective date of the registration statement on Form 10, of which this letter and the accompanying information statement are a part, the subsidiaries currently operating as the specialty products business of Acuity Brands will be transferred to Acuity SpinCo, Inc. and the name of Acuity SpinCo, Inc. will be changed. Until that time, we will refer to the new company as “SpinCo.”

[SpinCo logo]

            , 2007

Dear Stockholder:

We are very pleased that you will soon be a stockholder of our new company, which we expect will become an independent company on or about                         , 2007 as a result of the spin-off from Acuity Brands, Inc. Our assets and business will consist largely of those that Acuity Brands attributes to its specialty products business.

While we will be a “new” company, the primary units that comprise our company have been in existence for more than 70 years. We are a leading provider of innovative, environmentally preferred cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-users. We formulate, manufacture, source, sell, and distribute a large and diverse range of products and provide value added services that meet the needs of customers in a wide variety of industries. Our 1,600 dedicated sales representatives, supported by our highly skilled research and development and technical services teams, collectively deliver real value to approximately 350,000 customers that we are privileged to serve.

Our associates are excited about the opportunity and are committed to realizing the full potential that exists for us as a singularly focused company, independent of Acuity Brands. The markets for our products are competitive, and as an independent company we will have the financial and operational flexibility to take full advantage of the profitable growth opportunities that exist in the specialty chemical business. Our primary focus is on the key determinants of success in order to increase the value of our business for you, our owners.

We intend to submit an application to list SpinCo shares on the Nasdaq Global Market under the symbol “            ” following completion of the spin-off.

I invite you to learn more about our company and the strategies we will pursue as an independent company by reading the enclosed information statement. Our board, management, and employees are excited about our future as an independent company, and we look forward to your support and participation in our success.

Sincerely,

John K. Morgan
President and Chief Executive Officer
Acuity SpinCo, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

Subject to Completion, dated July 31, 2007

INFORMATION STATEMENT RELATING TO THE SPIN-OFF OF

ACUITY SPINCO, INC.

FROM ACUITY BRANDS, INC.

Common Stock

(Par Value $.01 Per Share)

We are sending this information statement to you as a stockholder of Acuity Brands, Inc. to describe the pro rata distribution to Acuity Brands stockholders of 100% of the outstanding common stock of Acuity SpinCo, Inc. (SpinCo). In this distribution, you will receive one share of SpinCo common stock, together with an associated preferred stock purchase right, for every two shares of Acuity Brands common stock that you hold as of 5:00 p.m. Eastern Time on                     , 2007, the record date for the spin-off. Immediately following the spin-off, Acuity Brands and its subsidiaries will not own any shares of SpinCo common stock, and we will be an independent public company.

We are currently a subsidiary of Acuity Brands and will own and operate the specialty products business of Acuity Brands following the spin-off. This business represented approximately 23.1% and 22.5% of Acuity Brands’ consolidated revenues for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. Following the spin-off, Acuity Brands will continue to own Acuity Brands Lighting, Inc., whose operations will consist of the lighting equipment business.

We expect the distribution of shares of SpinCo common stock to be completed on or about                     , 2007. You do not have to vote or take any other action to receive your shares of SpinCo common stock. You will not be required to pay anything or to surrender your Acuity Brands shares. The shares of SpinCo common stock will be distributed by book entry. The number of Acuity Brands shares that you own will not change as a result of the spin-off.

Acuity Brands has requested a private letter ruling from the Internal Revenue Service to the effect that the spin-off will be tax-free to its stockholders for United States federal income tax purposes. However, any cash that you receive instead of fractional shares generally will be taxable to you.

There is no current public trading market for shares of SpinCo common stock, although a “when-issued” trading market will likely develop prior to completion of the spin-off. We have applied to list the shares of SpinCo common stock that you will receive in the spin-off on the Nasdaq Global Market under the symbol “            .” As discussed more fully in this information statement, if you sell shares of Acuity Brands common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive shares of SpinCo common stock in the spin-off.

At the time of the spin-off, each share of SpinCo common stock will have attached to it one preferred stock purchase right. Where appropriate, references in this information statement to SpinCo common stock include the associated preferred stock purchase rights.

No vote of stockholders is required in connection with the spin-off. We are not asking you for a proxy and you are requested not to send a proxy or your share certificates.

As you review this information statement, you should carefully consider the risk factors beginning on page 17 in evaluating the benefits and risks of holding or disposing of shares of SpinCo common stock you will receive in the spin-off.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2007.

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LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS	97
Limitation of Liability of Directors	97
Indemnification of Officers and Directors	97
Indemnification Agreements	97
WHERE YOU CAN FIND MORE INFORMATION	99
INDEX TO COMBINED FINANCIAL STATEMENTS	F-1

This information statement is being furnished solely to provide information to Acuity Brands stockholders who will receive shares of SpinCo common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Acuity Brands. This information statement describes our business, the relationship between Acuity Brands and us, and how the spin-off affects Acuity Brands and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of SpinCo common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of SpinCo common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

We own or have rights to use the trademarks, service marks, and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include Zep®, Zep Commercial®, Enforcer®, Selig™, ArmorAll®, Rubbermaid®, and GreenLink™, which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is, to our knowledge, owned by such other company.

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SUMMARY

This summary highlights selected information contained elsewhere in this information statement. It is not complete and may not contain all of the information that is important to you. To better understand the spin-off and our company, you should read this entire information statement carefully, including the risks described beginning on page 17 and the financial statements and the notes thereto beginning on page F-1. In this information statement, we use the terms EBITDA and adjusted EBITDA, which are financial measures not calculated in accordance with generally accepted accounting principles, or GAAP. We include a reconciliation of these measures to the most directly comparable GAAP measure in “Summary—Summary Financial Data” and “Selected Financial Data.”

Why Acuity Brands Sent This Document to You

Acuity Brands sent this document to you because you were a holder of Acuity Brands common stock on the record date for the distribution of shares of SpinCo common stock. Accordingly, you are entitled to receive one share of SpinCo common stock for every two shares of Acuity Brands common stock that you held on the record date. No action is required on your part to participate in the spin-off, and you do not have to pay cash or other consideration to receive your shares of SpinCo common stock.

This document describes SpinCo’s business, our relationship with Acuity Brands, and how this transaction benefits Acuity Brands and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of SpinCo common stock that you will receive in the spin-off.

Our Business

Overview

We are a leading producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Our product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, and pest and weed control products. We continually expand our product portfolio and service offerings through the introduction of new products and formulations as well as new services to meet the demands of the industry and our customers. We market these products and services under well recognized and established brand names, such as Zep®, Zep Commercial®, Enforcer®, and Selig™, some of which have been in existence for more than 70 years. We reach our customers through an experienced, international organization composed of more than 1,600 sales representatives, supported by highly skilled research and development and technical services teams, who collectively provide creative solutions for our customers’ diverse cleaning and maintenance needs by utilizing their extensive product expertise and providing customized value added services that we believe distinguish us among our competitors. Our highly trained and experienced representatives further differentiate us from our competition by providing knowledge and consultation that reduce our customers’ total cost of ownership.

Through our direct sales organization, we provide convenient, highly effective cleaning and maintenance solutions to approximately 350,000 customers in a broad array of commercial, industrial, and institutional end-markets, including transportation, food processing and service, manufacturing, government, and housekeeping. These customers include government entities and businesses ranging from small sole proprietorships to large corporations. In addition, our products are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through large and small home improvement retailers. The home improvement channel is supported by sales and management personnel who focus on customers such as The Home Depot, Wal-Mart, Ace Hardware, True Value, Lowe’s, Menard’s, and HD Supply.

We sell our products and services to customers primarily in the United States (81% of 2006 net sales), Canada (11% of 2006 net sales), and Western Europe (8% of 2006 net sales). For the fiscal year ended August 31, 2006, we generated net sales of $552.1 million, net income of $21.3 million, and EBITDA of $48.6 million.

Industry

According to the 2006 Kline Group report, the United States commercial, industrial, and institutional cleaning chemicals market is an estimated $9.6 billion market. We believe we are one of the top four market leaders, which together hold slightly more than 40% of the total market share. We estimate that our greater than 3% market share trails only that of Ecolab and JohnsonDiversey. The market is highly fragmented and is served by hundreds of regional and niche participants who sell either directly to end-users or through distributors. Approximately two-thirds of the market is currently served through distributors while one-third of the market is currently served through direct sales. We are a market leader in the direct sales channel and the significant majority of our historical revenues have come from this channel. In general, the commercial, industrial, and institutional end-market enjoys growth consistent with GDP due to favorable end-market demographics, increasing government regulations, health and safety concerns, and consumer demand for cleanliness.

Additionally, based on our estimates and industry research, we estimate the total size of the retail cleaning chemicals market is approximately $5.5 billion. This market is served through channels including grocery, mass merchandisers, home improvement, drug, and other specialty retailers. We primarily sell through the home improvement channel, which only serves a portion of the overall retail cleaning chemicals market. We believe sales through the home improvement channel are experiencing above market growth as customers diversify their purchasing locations.

Our Brands

OUR BRANDS
Zep is our flagship brand and represents our largest portfolio of cleaning and maintenance solutions for commercial, industrial, and institutional customers needing highly effective product solutions and professional technical support.

Zep Commercial provides professional cleaning and plumbing chemical products targeted to contractors and small business owners and are currently sold through The Home Depot and HD Supply.

The Enforcer brand provides retail plumbing and pest and weed control products sold through home improvement retailers.

Selig offers commercial, industrial, and institutional customers a broad range of cleaning solutions sold largely in the Southeastern U.S through a direct sales force. Selig is also now available through home improvement retailers under the Selig Commercial brand.

OUR LICENSED BRANDS

We have licenses for two other brands, the ArmorAll® Professional brand and a line of cleaners under the Rubbermaid® Commercial brand name. We licensed the ArmorAll Professional name from The Clorox Company in 2002 to produce and sell a premium line of cleaning products for the transportation end-market. In 2003, we licensed and developed a line of cleaners under the Rubbermaid brand name that we currently sell primarily to Wal-Mart and Menard’s.

Our Cleaning and Maintenance Solutions

We produce a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer customers. We have more than 2,300 unique formulations that are used in producing products for our approximately 350,000 customers. We sell our cleaning and maintenance solutions through our owned and licensed brands to a variety of end-markets including transportation, food processing and service, manufacturing, government, housekeeping, and contractors and small business owners. A summary of our product offerings, our representative brands, and the customers served in each of these end-markets is presented in the table below.

END-MARKETS	KEY PRODUCTS OFFERED	BRANDS	CUSTOMERS
TRANSPORTATION	Interior and exterior vehicle cleaning products, solvents, degreasers, parts washers, lubricants, and hand care products	• Zep • Selig • ArmorAll Professional	Automotive repair facilities, car washes, car dealers, aircraft, public transport, car rental facilities, trucks, trains, and construction vehicles

FOOD PROCESSING AND SERVICE	Cleaners and sanitizers, kitchen cleaners, deodorizers, hand care products, and dispensing equipment	• Zep • Selig	Farms, meat processing facilities, bakeries, grocery stores, and full and quick-serve restaurants

MANUFACTURING	Cleaners, degreasers, solvents, parts washers, lubricants, and hand care products	• Zep • Selig	Professional maintenance and engineering staff in manufacturing, pharmaceutical, and mining industries

GOVERNMENT	Cleaners, degreasers, floor care, hand care products, deodorizers, and dispensing equipment	• Zep • Selig	Federal, state and local government agencies, including cities, school districts, military, and police and fire departments

HOUSEKEEPING	Floor care, laundry systems, bathroom care, glass care, deodorizers, hand care products, and other janitorial products	• Zep • Selig	Hospitality, healthcare, entertainment, and other industries that use janitorial housekeeping products

CONTRACTORS AND SMALL BUSINESS OWNERS	Cleaners, degreasers, floor care, bathroom care, glass care, drain care, pressure wash products, and pest control products	• Zep Commercial • Enforcer • Selig Commercial • Rubbermaid Commercial	Small business owners, contractors, and homeowners

Our Competitive Strengths

Leading Market Position. We are a leading competitor in the highly-fragmented commercial, industrial, and institutional cleaning and maintenance solutions market. Competition in the industry is based on brand recognition, price, product quality, and customer service. We perform best where there is a high level of customer interest in the product and we can leverage our direct sales model to provide value added services, including product expertise, solutions, training, inventory management, and service. According to the 2006 Kline Group study, we are the second ranked supplier of janitorial products in the manufacturing end-market and of cleaning and maintenance solutions for the meat processing and baking industries in the food processing and service end-market. We also hold a strong position in the highly fragmented government and schools end-market and vehicle maintenance and vehicle wash categories in the transportation end-market. In addition, we are The Home Depot’s largest supplier of cleaning and plumbing chemical products for resale to end-users.

Strong Brand Name Recognition. We sell our products under well-established brand names, including Zep, Zep Commercial, Enforcer, and Selig. In addition, in certain niche markets we have licensing agreements to sell our products under the ArmorAll Professional and Rubbermaid Commercial brands. We believe our brand names are well known for the effectiveness of their products and value of their service, including technical support, across a broad range of applications.

High Performance Products. Our direct sales force and research and development chemists work closely with customers to create new products and tailor product formulations for our customers’ specific cleaning and maintenance needs. The effectiveness of our highly tailored cleaning solutions allows our customers to address specific cleaning and maintenance needs in an efficient and cost-effective manner, oftentimes lowering overall cleaning and maintenance costs.

Strong Sales Representative Relationships with Value Added Service. We have a well-trained and experienced team of sales representatives, supported by our highly skilled research and development personnel, that calls on and provides value added service and advice to our customers directly. Many of our representatives have developed strong skills in servicing key end-markets including transportation, food preparation and processing, manufacturing, government, and hospitality. These skills enable our representatives to provide creative customized solutions to our customers cleaning and maintenance needs, which we believe provides a service offering that cannot be matched by most competitors. In addition, this direct contact with our customers provides us with critical information for new product launches.

Customer and End-Market Diversification. We have a broad line of cleaning and maintenance products, including anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor care, sanitizers, and pest and weed control products. We market these products to approximately 350,000 customers across a broad spectrum of commercial, industrial, institutional, and consumer end-markets described in the table above.

Significant Cash Flow Generation and Strong Financial Position. Our business has historically generated strong and stable free cash flows, and we believe our balance sheet will be conservatively leveraged at the outset of the spin-off, which will enable us to invest capital to strengthen our core operations and to consistently evaluate potential acquisition opportunities to gain access to new brands, markets, and channels.

Our Strategies and Opportunities

Our primary objectives are to consistently provide superior value to our customers, exceptional opportunities for our associates, and substantial returns for our stockholders. In order to achieve our objectives and to profitably grow our company, we have implemented strategies to optimize operating efficiencies, enhance our sales organization, expand our access to new markets and new channels, and instill a culture of continuous improvement to strengthen our existing business. We believe these strategies will provide a foundation for our business to continue to grow through introducing new products and services and entering new sales channels.

Enhance Sales Productivity. We intend to build on the strength of our sales force and the benefits of the service we provide our customers by investing in the continued development of our team of sales representatives and managers through improved recruitment, training, professional development, and new compensation incentives.

Optimize Operating Efficiency through Continuous Improvement. We intend to improve operations and increase our profit margins by streamlining our business process to lower operating expenses, improving company-wide productivity, redesigning our production lines for maximum manufacturing and distribution flexibility, reducing non-value added activities and working capital needs, consolidating our operations, and improving overall quality.

Grow Position in Targeted Market Segments. We continue to target the fastest growing categories in our markets in areas where we can leverage our competitive strengths, such as transportation, food processing and service, hospitality, government, and schools. We intend to continue to invest in our brands and build upon our brand awareness through promotional efforts, product repackaging, and targeted advertising.

Expand into Alternative Sales Channels. We believe we can grow our business by selling our product and service solutions through new channels where we have not previously focused our resources. We will continue to leverage the capabilities of our organization and our superior products to grow and profitably develop new channels.

Pursue Strategic Acquisitions that Complement our Strong Platform. Our growth strategy includes making potential complementary acquisitions that increase our scale and provide us access to new markets, brands, products, and sales capabilities.

Reasons for the Spin-Off

We believe the spin-off of the SpinCo business from Acuity Brands will provide several opportunities and benefits that are expected to enhance stockholder value, including the following:

•	creating two more focused organizations able to respond to different industry dynamics and therefore better tailor strategic initiatives and priorities;

•	allowing the investment community to evaluate each company separately relative to the performance of their peers;

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allowing SpinCo to more aggressively pursue its business strategies, which are distinct from the lighting equipment operations of Acuity Brands with respect to markets, products, capital needs, and plans for growth; and

•	allowing each company to provide its management and employees incentive compensation more directly linked to its individual financial performance.

Risk Factors

You should carefully consider the matters discussed under the heading “Risk Factors” beginning on page 17 of this information statement.

Corporate Information

We were founded in Atlanta, Georgia in 1937 as Zep Manufacturing Company. We acquired Selig Industries in 1968 and Enforcer Products in 1997, and we launched our Zep Commercial brand in 1998. We were acquired by National Service Industries, Inc. in 1962 and were spun-off from National Service Industries as a unit of Acuity Brands in 2001. Our principal executive offices are located at 4401 Northside Parkway, Suite 700, Atlanta, GA 30327-3093, and our telephone number is (404) 352-1680. Our corporate website is located at                         . The information contained in, or that can be accessed through, our website is not part of this information statement.

Questions and Answers about SpinCo and the Spin-off

Why am I receiving this document?

Acuity Brands is delivering this document to you because you were a holder of Acuity Brands common stock on the record date for the distribution of shares of SpinCo common stock. Accordingly, you are entitled to receive one share of SpinCo common stock for every two shares of Acuity Brands common stock that you held on the record date. No action is required for you to participate in the spin-off.

Why is Acuity Brands separating SpinCo’s business and distributing its stock?

We are currently a subsidiary of Acuity Brands and will own and operate the specialty products business of Acuity Brands following the spin-off. Following the spin-off, Acuity Brands will continue to own Acuity Brands Lighting, Inc., whose operations will consist of the lighting equipment business. The separation of Acuity SpinCo, Inc. (SpinCo) from Acuity Brands will result in two separate companies that can each focus on maximizing opportunities for its distinct business. We believe this separation will present the opportunity for enhanced performance of the two companies.

The board of directors of Acuity Brands determined that separating SpinCo’s business from the rest of Acuity Brands is in the best interests of Acuity Brands, SpinCo, and Acuity Brands’ stockholders. The following potential benefits were considered by the board of directors of Acuity Brands in making the determination to effect the spin-off:

•	creating two more focused organizations able to respond to different industry dynamics and therefore better tailor strategic initiatives and priorities;

•	allowing the investment community to evaluate each company separately relative to the performance of their peers;

•

allowing SpinCo to more aggressively pursue its business strategies, which are distinct from the lighting equipment operations of Acuity Brands with respect to markets, products, capital needs, and plans for growth; and

•	allowing each company to provide its management and employees incentive compensation more directly linked to its individual financial performance.

For a more detailed discussion of the reasons for the spin-off and more information about our business, see “The Spin-off–Reasons for the Spin-off” beginning on page 28 and “Business” beginning on page 63.

What will I receive as a result of the spin-off?

For every two shares of Acuity Brands common stock that you own on the record date, you will receive one share of SpinCo common stock. For example, if you own 200 shares of Acuity Brands common stock on                     , 2007, you will receive 100 shares of SpinCo common stock and 100 preferred stock purchase rights.

The preferred stock purchase rights are similar to the rights associated with your existing shares of Acuity Brands common stock and may have certain anti-takeover effects similar to Acuity Brands’ current preferred stock purchase rights. See “The Spin-off—Manner of Effecting the Spin-off” on page 29.

When will the spin-off occur?	Acuity Brands currently anticipates completing the spin-off on or about , 2007.

What is the record date for the spin-off?	The record date is , 2007, and ownership will be determined as of 5:00 p.m. Eastern Time on that date. When we refer to the “record date,” we are referring to that date and time.

What do I have to do to receive my shares of SpinCo common stock?

Nothing. Your shares of SpinCo common stock will be either reflected in an account statement that our transfer agent, The Bank of New York, will send to you shortly after                    , 2007 or credited to your account with your broker or nominee on or about                    , 2007.

When will I receive my shares of SpinCo common stock?	If you hold your Acuity Brands shares in your own name, your account statement will be mailed to you on or about , 2007. You should allow several days for the mail to reach you.

If you hold your Acuity Brands shares through your stockbroker, bank, or other nominee, you are probably not a stockholder of record and your receipt of SpinCo shares depends on your arrangements with the nominee that holds your Acuity Brands shares for you. Acuity Brands anticipates that stockbrokers and banks generally will credit their customers’ accounts with SpinCo shares on or about                     , 2007, but you should check with your stockbroker, bank or other nominee. See “The Spin-off–Manner of Effecting the Spin-off” on page 29.

How will shares of SpinCo common stock be distributed to me?

Acuity Brands will distribute shares of SpinCo common stock by book entry. If you are a record holder of Acuity Brands stock, instead of physical stock certificates, you will receive from our transfer agent shortly after                    , 2007, a statement of your book entry account for SpinCo shares that are distributed to you. If you are not a record holder of Acuity Brands stock because your shares are held on your behalf by your stockbroker or other nominee, your shares of SpinCo common stock should be credited to your account with your stockbroker or nominee on or about                    , 2007.

Will Acuity Brands distribute fractional shares?

Fractional shares of SpinCo common stock will not be issued in the spin-off. If you would be entitled to receive a fractional share of SpinCo common stock in the spin-off, you will instead receive a cash payment with respect to the fractional shares. For an explanation of how the cash payments for fractional shares will be determined, see “The Spin-off–Treatment of Fractional Shares” on page 30.

How will the spin-off affect the market price of my Acuity Brands shares?

Following the spin-off, Acuity Brands expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “AYI.” As a result of the spin-off, the trading price of Acuity Brands shares immediately following the spin-off will most likely be lower than immediately prior to the spin-off. The specialty products business represented approximately 23.1% and 22.5% of Acuity Brands’ consolidated revenues for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. Until the market has fully analyzed the operations of Acuity Brands without this business, the price of Acuity Brands shares may fluctuate significantly. See “The Spin-off—Listing and Trading of Shares of SpinCo common Stock” beginning on page 30.

Where will my shares of SpinCo common stock be traded?

We intend to submit an application to list SpinCo shares on the Nasdaq Global Market under the symbol “            ” following completion of the spin-off. Trading of SpinCo shares will likely commence on a “when-issued” basis after the record date. See “The Spin-off—Listing and Trading of Shares of SpinCo Common Stock” beginning on page 30.

When will I be able to trade shares of SpinCo common stock?

There is not currently a public market for SpinCo common stock. We anticipate that trading in shares of SpinCo common stock will begin on a “when-issued” basis prior to the distribution date, and “regular way” trading will begin on the first trading day after the distribution date. “When-issued” trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading in respect of SpinCo common stock will end and “regular way” trading will begin. “Regular way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. If trading does begin on a “when-issued” basis, you may purchase or sell SpinCo common stock after that time, but your transaction will not settle until after the distribution date. Shares of SpinCo common stock generally will be freely tradable after the distribution date. See “The Spin-off—Listing and Trading of the Shares of SpinCo Common Stock” beginning on page 30.

How will the spin-off affect the amount of dividends I currently receive on my Acuity Brands shares?

It is anticipated that following the spin-off, SpinCo initially will pay quarterly cash dividends which, on an annual basis, will equal $0.16 per share, and Acuity Brands initially will pay quarterly cash dividends which, on an annual basis, will equal $0.52 per share. After taking into account the distribution ratio of one share of SpinCo common stock for every two shares of Acuity Brands common stock, the combined initial post-distribution dividend rates for SpinCo shares and Acuity Brands shares is identical to the dividend rate paid on Acuity Brands shares in the quarter ended May 31, 2007. However, no formal action has been taken with respect to these dividends, and the declaration and payment of dividends by Acuity Brands and SpinCo on an ongoing basis will be at the sole discretion of our respective boards of directors. See “Dividend Policies” on page 41.

What are the United States federal income tax consequences of the spin-off to me as an Acuity Brands stockholder?

Acuity Brands has requested a private letter ruling from the Internal Revenue Service to the effect that the spin-off will be tax-free for United States federal income tax purposes, except with respect to cash paid instead of fractional shares. With respect to certain requirements for tax-free treatment on which the Internal Revenue Service will not rule, Acuity Brands expects to receive an opinion of King & Spalding LLP to the effect that such requirements will be satisfied. For additional information about the tax consequences of the spin-off, see “The Spin-off—United States Federal Income Tax Consequences of the Spin-off” beginning on page 32.

What kind of relationship will SpinCo have with Acuity Brands after the spin-off?

Prior to the spin-off, we and Acuity Brands will enter into agreements for Acuity Brands to transfer to us selected assets and liabilities of Acuity Brands related to our business, to arrange for the continued provision of certain services by each company to the other for a limited period of time, to make arrangements for the spin-off, and to define the ongoing relationships between Acuity Brands and us. In addition, we and Acuity Brands will enter into an agreement providing for the sharing of taxes incurred by Acuity Brands prior to the spin-off and providing certain indemnification rights with respect to tax matters. After the spin-off, we and Acuity Brands will not have any other material contracts or other arrangements between us other than arrangements made on an arm’s-length basis. See “Relationship Between Acuity Brands and Us Following the Spin-off” beginning on page 35.

How will SpinCo be managed?

Our executive officers will consist of John K. Morgan, Chairman, President, and Chief Executive Officer, Mark R. Bachmann, Executive Vice President and Chief Financial Officer, William A. (Bill) Holl, Executive Vice President and Chief Commercial Officer, Cedric M. Brown, Senior Vice President, Supply Chain, and C. Francis Whitaker, III, Vice President, General Counsel, and Secretary. We expect to have an initial board of directors that will consist of six directors, classified into three classes. After their initial term, directors of each class will serve three-year terms. Our initial board of directors will include John K. Morgan, Earnest W. Deavenport, Jr., and Kenyon W. Murphy. We expect to determine the complete composition of our board of directors before the Acuity Brands board of directors declares the spin-off. See “Management” beginning on page 74.

What are SpinCo’s financing arrangements?

Prior to the spin-off we expect to enter into a receivables facility that would allow us to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. We also expect to enter into a $100.0 million revolving credit facility. The receivables facility will be renewed annually while the revolving credit facility will have a term of five years. Both facilities will contain customary financial covenants and events of default. We intend to borrow up to $30.0 million under the new receivables facility and $37.5 million under the new revolving credit facility, all of which will be distributed to Acuity Brands in connection with the spin-off. Additionally, we intend to assume a $7.2 million industrial revenue bond due in 2018. We will also assume or refinance approximately $0.3 million of other debt in connection with the spin-off. See “Financing Arrangements” on page 39.

Will there be any anti-takeover protections put in place following the spin-off?

Certain provisions of our certificate of incorporation and bylaws may have the effect of making the acquisition of control of us in a transaction not approved by our board of directors more difficult. We believe these provisions will enable us to develop our business in a manner which will foster our long-term growth without disruption caused by the threat of takeover not determined by our board of directors to be in the best interests of us and our stockholders. The stockholder protection rights agreement that we will enter into in connection with the spin-off also would make such a transaction more difficult. Moreover, certain provisions of the agreement providing for certain tax disaffiliation and other tax-related matters that we will enter into in connection with the spin-off could discourage potential acquisition proposals. See “Certain Anti-Takeover Provisions of Our Certificate of Incorporation, Bylaws, Rights Agreement, and Delaware Law” beginning on page 90.

Do I have appraisal rights in connection with the spin-off?	No. Holders of SpinCo common stock have no appraisal rights in connection with the spin-off.

Who is the transfer agent for SpinCo common stock?	The transfer agent for SpinCo common stock is The Bank of New York. You can contact the transfer agent at the following address and telephone number:

The Bank of New York

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

1-800-432-0140

Please contact the transfer agent with any questions about the spin-off or if you need any additional information.

Where can I get more information?	Prior to the spin-off, if you have any questions relating to the mechanics of the spin-off and the delivery of account statements or the trading of Acuity Brands or SpinCo shares, you should contact:

The Bank of New York

P.O. Box 11258

Church Street Station

New York, NY 10286-1258

1-800-432-0140

After the spin-off, SpinCo stockholders with inquiries relating to the spin-off or their investment in SpinCo should contact:

Acuity SpinCo, Inc.

4401 Northside Parkway, Suite 700

Atlanta, GA 30327-3093

Attention: Investor Relations

(404) 352-1680

After the spin-off, Acuity Brands stockholders with inquiries relating to the spin-off or their investment in Acuity Brands should contact:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

Attention: Investor Relations

(404) 853-1400

Summary Financial Data

The following table sets forth our summary combined financial data, which have been derived from our combined financial statements for the nine months ended May 31, 2007 and 2006, and for each of the three years in the period ended August 31, 2006. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Financial Statements” and the notes related to those combined financial statements, and the “Pro Forma Financial Information” and discussion, included elsewhere in this information statement. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Acuity Brands corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In our opinion, these allocations have been made on a reasonable basis. Actual per-share data has not been presented since our business was a wholly owned subsidiary of Acuity Brands during the periods presented.

	Years Ended August 31,			Nine Months Ended May 31,
(In thousands)	2004	2005	2006	2006	2007
				(unaudited)
Summary of Operations Data:
Net sales	$523,669	$534,952	$552,084	$401,947	$413,318
Cost of Products Sold	208,452	223,113	234,894	170,351	175,464
Gross Profit	315,217	311,839	317,190	231,596	237,854
Selling, Distribution, and Administrative	271,646	265,938	268,421	198,418	214,488
Corporate Allocation SD&A(1)	7,162	6,568	8,371	5,542	6,135
Special Charge	—	4,533	—	—	—
Operating Profit	37,216	37,234	40,049	27,285	17,041
Other Expense (Income)	2,006	2,130	4,226	3,185	3,779
Income Before Provision for Income Taxes	35,210	35,104	35,823	24,100	13,262
Provision for Income Taxes	14,890	12,044	14,548	8,951	6,159
Net Income	$20,320	$23,060	$21,275	$15,149	$7,103

Balance Sheet Data (at period end):
Cash and cash equivalents	$3,065	$11,794	$8,128	$11,924	$4,789
Total assets	232,439	249,516	248,373	255,847	249,005
Total debt	75,000	75,000	75,000	75,000	75,000
Parent’s equity	69,638	80,398	81,048	90,371	80,319

Other Data:
Operating working capital(2)	$101,979	$100,527	$101,013	$105,546	$108,713
EBITDA(3) (unaudited)	45,152	46,833	48,649	33,697	22,349
Adjusted EBITDA (unaudited)	44,153	48,684	48,649	33,697	29,149
Depreciation and amortization	8,243	9,090	8,397	6,398	5,276
Capital expenditures	9,995	12,921	5,533	3,094	3,395

(1)	SpinCo employees participate in Acuity Brands’ stock-based compensation programs that provide for the granting of Acuity Brands stock options, restricted stock awards, and employee stock purchase plan rights to employees and non-employee directors. The majority of the share-based compensation expense generated through the administration of these award programs does not affect SpinCo’s overall cash position. See Note 6 of Notes to Combined Financials Statements, where our share-based award programs are discussed further.
(2)	Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.
(3)	EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense, net; (b) provision for income taxes; and (c) depreciation and amortization. For this presentation, adjusted EBITDA is calculated by adding to EBITDA (a) certain charges for a fine incurred by us in connection with the wastewater investigation at our primary manufacturing facility in Atlanta, Georgia related to conduct that took place prior to 2003, as well as a charge taken in the third quarter of fiscal 2007 reflecting our best estimate of costs associated with voluntary environmental remediation efforts related to soil and groundwater contamination present at that manufacturing facility, and (b) a special charge we incurred in connection with our 2005 restructuring initiative, and excluding from EBITDA (a) gains resulting from the sale of the National Chemical business (a water treatment business), and (b) gains from property-related sales that were unusual in nature given the infrequency with which we dispose of such facilities. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•

As discussed in the section entitled “Business—Environmental Regulation,” we recently paid a fine of $3.8 million ($2.0 million was recorded during fiscal year 2003 and $1.8 million was recorded during second quarter 2007) in connection with intentional misconduct on the part of certain non-executive employees resulting in our failure to comply with our wastewater discharge permit prior to 2003 at our primary manufacturing facility in Atlanta, Georgia. In connection with the investigation, the EPA and SpinCo each analyzed samples taken from certain sumps at this manufacturing facility, and the results led us to undertake further soil and groundwater studies. Based on the results to date of these studies, we plan to conduct voluntary remediation of the site and in May 2007 accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues over approximately five years at this site. The remediation will address issues that have developed in the past, during the almost fifty-year period we have been operating at the site. We believe that the expenses associated with this fine and remediation are non-recurring in nature and that such expenses are not reflective of our core operating performance. Accordingly, we believe it useful to exclude these expenses from adjusted EBITDA.

•

During fiscal 2005, we undertook a restructuring initiative designed to streamline operations, improve customer service, and reduce transaction costs. In connection with these restructuring activities, we incurred a special charge of $4.5 million during the second quarter of fiscal 2005 to reflect the costs associated with the elimination of 70 salaried positions worldwide. We believe it is useful to exclude this charge from adjusted EBITDA because it occurs infrequently and is unrelated to our core operating performance.

•

During fiscal 2004, we sold the National Chemical business, which marketed water treatment chemicals and services. While this sale was completed in fiscal 2004, we deferred the recognition of a portion of the total $1.5 million gain until the following fiscal year. This deferral was necessary because of concerns surrounding the collectibility of consideration promised in exchange for National Chemical. We have adjusted EBITDA to exclude the impact of the gains related to the sale of this business as the proceeds received from the sale are not relevant to our ongoing core operating performance.

•

We routinely dispose of certain classes of fixed assets in the normal course of business, such as equipment and vehicles used in the production and delivery of our products. Less frequent are sales of facilities operated by the company. However, in fiscal 2005, we recognized gains on such sales of $2.1 million. These sales were executed in fiscal 2005 pursuant to a specific review of our leased and owned facilities. While the evaluation of our resources is an on-going process, the company does not currently have plans involving similar facility sales and, therefore, believes it is useful to adjust EBITDA to present a financial measure that excludes gains from these sales. The above mentioned gains on facility sales have been included within Loss (gain) on sale of fixed assets on our Combined Statement of Operations.

•	We believe these measures are an important indicator of our operating strength and the performance of our business because they provide a link between profitability and operating cash flow.

•	We believe these measures adjust for items which are generally not indicative of our core operating performance.

•	We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating profit, net income, cash provided by operating activities, or our other financial information as determined under GAAP.

We believe the line item net income on our combined statement of operations is the most directly comparable GAAP measure to EBITDA and adjusted EBITDA. The table below reconciles net income to EBITDA and adjusted EBITDA for the periods presented.

(In thousands)	Years Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
Net income	$20,320	$23,060	$21,275	$15,149	$7,103
Interest expense, net	1,699	2,639	4,429	3,199	3,811
Provision for income taxes	14,890	12,044	14,548	8,951	6,159
Depreciation and amortization	8,243	9,090	8,397	6,398	5,276

EBITDA (unaudited)	$45,152	$46,833	$48,649	$33,697	$22,349
Non-recurring environmental charges	—	—	—	—	6,800
Special charge	—	4,533	—	—	—
Gain on sale of National Chemical business	(999)	(538)	—	—	—
Gain on sale of facilities	—	(2,144)	—	—	—

Adjusted EBITDA (unaudited)	$44,153	$48,684	$48,649	$33,697	$29,149

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Acuity Brands.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, forward-looking statements may include, but are not limited to:

•	statements relating to the benefits of the spin-off to our stockholders, customers, and employees;

•	statements relating to our future economic performance, business prospects, revenue, income, and financial condition;

•	statements relating to the tax-free nature of the distribution of SpinCo common stock to stockholders of Acuity Brands in the spin-off; and

•	statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or results of the company.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results, expectations, or outcomes to differ materially from our historical experience and the historical experience of Acuity Brands as well as management’s present expectations or projections. These risks and uncertainties include, but are not limited to:

•	underlying assumptions or expectations related to the spin-off transaction proving to be inaccurate or unrealized;

•	customer and supplier relationships and prices;

•	competition;

•	ability to realize anticipated benefits from initiatives and timing of benefits;

•	market demand;

•	litigation and other contingent liabilities, such as environmental matters; and

•	economic, political, governmental, technological, and natural disaster related factors affecting the company’s operations, tax rate, markets, products, services, and prices, among others.

In evaluating these forward-looking statements, you should consider various factors, including those described under “Risk Factors” beginning on page 17. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this information statement. Except as required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this information statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

This filing contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. A variety of risks and uncertainties could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” on page 16. The risks and uncertainties include risks related to our spin-off from Acuity Brands as well as risks related to the operation of our business that existed prior to the spin-off, including, without limitation, the following:

Risks Related to our Spin-off from Acuity Brands

We have no operating history as an independent public company and may be unable to operate as profitably after becoming a stand-alone company.

We do not have an operating history as an independent public company. Historically, because the businesses that comprise each of Acuity Brands and us have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other for capital requirements. After the spin-off, we will be able to rely only on the specialty products business for such requirements. While the specialty products business has been a profitable segment of Acuity Brands, we cannot assure you that, as an independent company, profits will continue at the same level. Additionally, we have relied on Acuity Brands for various financial, administrative, and managerial expertise in conducting our operations. Following the spin-off, we will maintain our own credit and banking relationships and perform our own financial and investor relations functions. While certain key employees of Acuity Brands may be employed by us following the spin-off, we cannot assure you that we will be able successfully to put in place the financial, administrative, and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management’s time and other resources.

Historical financial information may be of limited relevance.

The historical financial information included in this information statement does not reflect our results of operations, financial position, and cash flows in the future and only estimates our results of operations, financial position, and cash flows had we operated as a separate stand-alone entity during the periods presented. The financial information included herein does not reflect any changes that may occur in our funding and operations as a result of the spin-off.

Substantial sales of SpinCo common stock following the spin-off, or the perception that such sales might occur, could depress the market price of SpinCo common stock.

Substantially all of the shares of SpinCo common stock distributed in the spin-off will be eligible for immediate resale in the public market. Any sales of substantial amounts of SpinCo common stock in the public market, or the perception that such sales might occur, could depress the market price of SpinCo common stock. We anticipate significant amounts of SpinCo common stock will be sold in the open market following the spin-off. A portion of Acuity Brands common stock is held by index funds tied to the Standard & Poor’s 600 Index and other stock indices. We do not expect to qualify for inclusion in the Standard & Poor’s 600 Index or related indices at the time of the spin-off, and we expect that those index funds will be required to sell SpinCo common stock. In addition, our smaller size and different investment characteristics may not appeal to the current investor base of Acuity Brands, which may seek to dispose of large amounts of SpinCo common stock following the spin-off. There is no assurance that there will be sufficient buying interest to offset any such sales, and, accordingly, the price of SpinCo common stock could be depressed by those sales and have periods of high volatility.

The market price for SpinCo common stock may be volatile, and you may not be able to sell our stock at a favorable price.

There has been no public market for SpinCo common stock prior to the spin-off. An active public market for SpinCo common stock may not develop or be sustained after the spin-off. The price of SpinCo common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the market price of SpinCo common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or services or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel or key groups of personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	significant changes in regulatory requirements;

•	increased litigation resulting from product or employee claims;

•	adverse developments concerning environmental matters;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

Failure of the distribution to qualify as a tax-free transaction could result in substantial liability.

Acuity Brands has requested a private letter ruling from the Internal Revenue Service to the effect that, among other things, the spin-off (including certain related transactions) qualifies as tax-free to Acuity Brands, us, and Acuity Brands stockholders for United States federal income tax purposes under section 355 and related provisions of the Internal Revenue Code. Although a private letter ruling generally is binding on the Internal Revenue Service, if the factual assumptions or representations made in the private letter ruling request are untrue or incomplete in any material respect, then Acuity Brands will not be able to rely on the ruling. Moreover, the Internal Revenue Service will not rule on whether a distribution of shares satisfies certain requirements necessary to obtain tax-free treatment under section 355 of the Internal Revenue Code. Rather, the private letter ruling is based upon representations by Acuity Brands that those requirements have been satisfied, and any inaccuracy in those representations could invalidate the ruling.

The spin-off is conditioned upon Acuity Brands’ receipt of an opinion of King & Spalding LLP, counsel to Acuity Brands, in form and substance satisfactory to Acuity Brands, to the effect that, with respect to the requirements referred to above on which the Internal Revenue Service will not rule, those requirements will be satisfied. The opinion will assume the effectiveness of the private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Acuity Brands and us which, if untrue or incomplete in any material respect, could jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts, and the Internal Revenue Service or the courts may not agree with the opinion.

If the spin-off fails to qualify for tax-free treatment, a substantial corporate tax would be payable by Acuity Brands, measured by the difference between (1) the aggregate fair market value of the shares of SpinCo common stock on the date of the spin-off and (2) Acuity Brands’ adjusted tax basis in the shares of SpinCo common stock on the date of the spin-off. The corporate level tax would be payable by Acuity Brands. However, we have agreed under certain circumstances to indemnify Acuity Brands for this tax liability. This indemnification obligation, if triggered, could have a material adverse effect on our results of operations and financial position. In addition, under the applicable Treasury regulations, each member of Acuity Brands’ consolidated group at the time of the spin-off (including us) is severally liable for such tax liability.

Furthermore, if the spin-off does not qualify as tax-free, each Acuity Brands stockholder generally would be taxed as if he or she had received a cash distribution equal to the fair market value of the shares of SpinCo common stock on the date of the spin-off.

Even if the spin-off otherwise qualifies as tax-free, Acuity Brands nevertheless could incur a substantial corporate tax liability under section 355(e) of the Internal Revenue Code, if 50 percent or more of our stock or the stock of Acuity Brands were to be acquired as part of a “plan (or a series of related transactions)” that includes the distribution. For this purpose, any acquisitions of the stock of Acuity Brands or of our stock that occur within two years before or after the spin-off are presumed to be part of such a plan, although Acuity Brands may be able to rebut that presumption. If such an acquisition of the stock of Acuity Brands or of our stock triggers the application of section 355(e), Acuity Brands would recognize taxable gain as described above, but the spin-off would generally remain tax-free to the Acuity Brands stockholders. If acquisitions of our stock trigger the application of section 355(e), we would be obligated to indemnify Acuity Brands for the resulting corporate-level tax liability. This indemnification obligation would have a material adverse effect on our results of operations and financial position.

The combined post-spin-off value of Acuity Brands and SpinCo shares may not equal or exceed the pre-spin-off value of Acuity Brands shares.

After the spin-off, Acuity Brands common stock will continue to be listed and traded on the New York Stock Exchange. We have applied to list SpinCo common stock on the Nasdaq Global Market. We cannot assure you that the combined trading prices of Acuity Brands common stock and SpinCo common stock after the spin-off, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of Acuity Brands common stock prior to the spin-off. Until the market has fully evaluated the business of Acuity Brands without our business, the price at which Acuity Brands common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business, the price at which SpinCo common stock trades may fluctuate significantly, and you may not realize the full benefit of the spin-off.

We may incur increased expenses if the transition services agreement with Acuity Brands is terminated.

In connection with the spin-off, we will enter into a transition services agreement with Acuity Brands. This agreement will provide that we and Acuity Brands will furnish each other services in such areas as employee benefits administration, risk management, claims administration and reporting, tax, legal, payroll, ethics and compliance training, and other areas where we and Acuity Brands may need transitional assistance and support following the spin-off. The agreement will extend for      years after the spin-off, but may be terminated earlier under certain circumstances, including a default. If the agreement is terminated, we may be required to obtain such services from a third party. This could be more expensive than the fees that we will be required to pay under the transition services agreement.

Certain provisions of our certificate of incorporation, bylaws and rights plan and the tax disaffiliation agreement may discourage takeovers.

Our certificate of incorporation and bylaws contain certain anti-takeover provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by our board of directors. In particular, our certificate of incorporation and bylaws:

•	classify our board of directors into three groups, so that stockholders elect only one-third of the board each year;

•	permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of our voting shares;

•	permit a special stockholders’ meeting to be called only by a majority of the board of directors;

•	do not permit stockholders to take action except at an annual or special meeting of stockholders;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit our board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine;

•	require the vote of the holders of at least 80% of our voting shares for stockholder amendments to our bylaws; and

•

require, for the approval of a business combination with stockholders owning 5% or more SpinCo voting shares, the vote of at least 50% of SpinCo voting shares not owned by such stockholder, unless certain “fair price” requirements are met or the business combination is approved by our continuing directors.

The preferred stock purchase rights attached to SpinCo shares of common stock would, in effect, prevent a person or group from acquiring more than 15% of the total number of SpinCo common stock outstanding at any time after the spin-off without approval from our board of directors. In addition, Delaware law generally restricts mergers and other business combinations between us and any holder of 15% or more of SpinCo common stock, unless the transaction or the 15% acquisition is approved in advance by our board of directors.

These provisions of our certificate of incorporation and bylaws, Delaware law, and the preferred stock purchase rights could discourage potential acquisition proposals and could delay or prevent a change in control of our company, even though a majority of our stockholders may consider such proposals, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of our board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of SpinCo common stock, and may also inhibit increases in the trading price of SpinCo common stock that could result from takeover attempts or speculation.

If the spin-off is considered part of a “plan (or series of related transactions)” pursuant to which 50% or more of SpinCo stock is acquired, the spin-off will be taxable to Acuity Brands (but not to its stockholders) under Section 355(e) of the Internal Revenue Code. For this purpose, any acquisitions of SpinCo stock that occur within two years after the spin-off (subject to certain exceptions including an exception for public trading) will be presumed to be part of such a plan, although Acuity Brands may be able to rebut that presumption. Under the tax disaffiliation agreement, we have agreed to indemnify Acuity Brands for any tax liability to Acuity Brands under Section 355(e) of the Code that results from acquisitions of our stock. This provision of the tax disaffiliation agreement may have the effect of discouraging or preventing an acquisition of our company or a disposition of our business.

Risks Related to our Business

Our results can be adversely affected by fluctuations in the cost or availability of raw materials or packaging materials.

The key raw materials we use in our products are surfactants, polymers and resins, fragrances, and solvents, and other petroleum-based materials. We do not expect to engage in significant commodity hedging transactions for raw materials, though we have committed and will continue to commit to purchase certain materials for specified periods of time. The terms of these commitments generally do not require us to purchase a specific quantity as related orders may be cancelled prior to shipment without penalty. Significant increases in the prices of our products due to increases in the cost of raw materials or packaging materials could have a negative effect on demand for products and on profitability. Many of the raw materials that we use are petroleum-based and, therefore, subject to the availability and price of oil. Failure to effectively manage future increases in the costs of these materials could adversely affect our ability to achieve operating margins acceptable to stockholders. Furthermore, there is a limited number of suppliers for some of our raw materials, packaging materials, and finished goods. Our profitability and volume could be negatively impacted by limitations inherent within the supply chain of certain of these materials, including competitive conditions, governmental issues, legal issues, natural disasters, and other events that could impact both the availability and price of the materials.

We face significant competition and may face more significant competition in the future.

The cleaning and maintenance solutions industry is highly competitive. Overall, competition is fragmented in the commercial, industrial, and institutional end-market, with numerous local and regional operators selling directly to customers, distributors, and a few national competitors. Many of these competitors offer products in some of the markets we serve. Competition is based primarily on brand name recognition, price, product quality, and customer service. Competitors in the commercial, industrial, and institutional end-market include but are not limited to Ecolab, Inc., JohnsonDiversey, Inc., NCH Corporation, Rochester Midland Corporation, and State Chemical Manufacturing Company. Many companies compete within the broader retail market for cleaning chemical products including but not limited to Church & Dwight Co., Inc., Procter and Gamble, Reckitt Benckiser plc, S.C. Johnson & Sons, Inc., Sunshine Makers, Inc., and The Clorox Company. We also compete in the home improvement channel with pest control companies such as Bayer, A.G., Spectrum Brands, Inc., and The Scott’s Company. Furthermore, barriers to entry and expansion in the industry are low, which may lead to additional competitive pressure in the future. We cannot assure you that we will be able to continue to compete successfully against current or future competitors or that change in the source or intensity of competitive pressure in the industry will not result in reduced market share that could negatively impact our results of operations, financial condition, or cash flows.

We may develop unexpected legal contingencies or lose insurance coverage.

We are subject to various claims, including legal claims arising in the normal course of business. We are self-insured up to specified limits for certain types of claims, including toxic tort and other product liability claims, and are fully self-insured for certain other types of claims, including employment practices, environmental, product recall, commercial disputes, and patent infringement. We establish reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. In the event of unexpected future developments, it is possible that the ultimate resolutions of such matters, if unfavorable, could have a material adverse effect on our results of operations, financial position or cash flows. In addition, we cannot assure you that we will be able to maintain current levels of insurance coverage for all matters that are currently insured for costs that we consider reasonable. Our insurance coverage is negotiated on an annual basis, and our insurance policies in the future may have coverage exclusions that would cause our costs for claims to rise.

We are subject to a broad range of environmental, health, and safety laws and regulations in the jurisdictions in which we operate, and we may be exposed to substantial environmental, health, and safety costs and liabilities.

We are subject to a broad range of environmental, health, and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health, and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment, and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination and working conditions for our employees. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions world-wide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. These laws may impact the manufacture and distribution of our products and place restrictions on the products we can sell in certain geographical locations.

The costs of complying with these laws and regulations, including participation in assessments and remediation of contaminated sites and installation of pollution control facilities, have been, and in the future could be, significant. In addition, these laws and regulations may also result in substantial environmental liabilities associated with divested assets, third party locations, and past activities. We have established reserves for environmental remediation activities and liabilities where appropriate. However, the cost of addressing environmental matters (including the timing of any charges related thereto) cannot be predicted with certainty, and these reserves may not ultimately be adequate, especially in light of potential changes in environmental conditions, changing interpretations of laws and regulations by regulators and courts, the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, our potential liability to remediate sites for which provisions have not previously been established and the adoption of more stringent environmental laws. Such future developments could result in increased environmental costs and liabilities and could require significant capital and other ongoing expenditures, any of which could have a material adverse effect on our financial condition or results. Furthermore, the failure to comply with our obligations under the environmental laws and regulations could subject us to administrative, civil, or criminal penalties, obligations to pay damages or other costs, and injunctions or other orders, including orders to cease operations. In addition, the presence of environmental contamination at our properties could adversely affect our ability to sell property, receive full value for a property, or use a property as collateral for a loan.

In June 2007, we reached a final resolution of the investigation by the United States Department of Justice (DOJ) of certain environmental issues at our primary manufacturing facility, located in Atlanta, Georgia. The DOJ’s investigation focused principally on past conduct involving the inaccurate reporting of certain wastewater sampling results to the City of Atlanta and conduct that interfered with the City of Atlanta’s efforts to sample our wastewater pretreatment plant effluent. We entered a guilty plea to one felony count of failure to comply with our wastewater permit, agreed to pay a fine of $3.8 million and to be subject to a three-year probation period incorporating a compliance agreement with the Environmental Protection Agency (EPA). A material breach by us of the compliance agreement could lead to a material loss of business, a material disruption of production, and materially higher operating costs.

We are currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. With respect to each of the currently active sites which we do not own and where we have been named as a responsible party or a potentially responsible party (PRP), we believe our liability is immaterial, based on information currently available, due to our limited involvement at the site and/or the number of viable PRPs. With respect to the only active site involving property which we own and where we have been named as a PRP—our property on Seaboard Industrial Boulevard in Atlanta, Georgia—we and the current and former owners of adjoining properties have reached agreement to share the expected costs and responsibilities of implementing an approved corrective action plan under the Georgia Hazardous Response Act (HSRA) to periodically monitor the property for a period of five years ending in 2009. Subsequently, samples were taken from certain sumps at the Seaboard facility in connection with the DOJ investigation, and sample results from some of the sump tests indicated the presence of certain hazardous substances. As a result, we notified the Georgia Environmental Protection Division and are conducting additional soil and groundwater studies pursuant to HSRA.

Based on the results to date of the above-mentioned soil and groundwater studies, we plan to conduct voluntary remediation of the site. Our current estimate is that we will expend between $1.0 million and $7.5 million for the voluntary remediation of the site over approximately the next five years, and in May 2007 we accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues. Further sampling and engineering studies could cause us to revise the current estimate.

We use hazardous materials and chemicals in our manufacturing processes which could result in claims against us.

We use a variety of hazardous materials and chemicals in our manufacturing processes and in connection with maintenance work on our manufacturing facilities. Because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims or removal or re-treatment of such substances. In addition, although we have developed environmental, health, and safety programs for our employees, including measures to reduce employee exposure to hazardous substances, and conduct regular assessments at our facilities, we may be involved in claims and litigation filed on behalf of persons alleging injury as a result of occupational exposure to substances or other hazards at our current or former facilities. Due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of any such claims or lawsuits that may arise. If any such claims and lawsuits, individually or in the aggregate, were resolved against us, our results of operations and cash flows could be adversely affected.

If our products are improperly manufactured, packaged, or labeled or become adulterated, we may need to recall those items and may experience product liability claims if consumers are injured.

We may need to recall some of our products if they are improperly manufactured, packaged, or labeled or if they become adulterated. Our quality control procedures relating to the raw materials, including packaging, that we receive from third-party suppliers as well as our quality control procedures relating to our products after our products are formulated and packaged may not be sufficient. We have previously initiated a product recall as a result of potentially faulty packaging of our products, and widespread product recalls could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We may also be liable if the use of any of our products causes injury, and could suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products, which could have a material adverse effect on our business and financial results.

We rely on a variety of third party service providers for transportation of our products between our facilities and from our facilities to our customers.

We rely upon third party carriers for safe and timely delivery of our shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including labor difficulties, inclement weather, terrorist activity, and increased fuel costs. Furthermore, mishandling of our products by the third party carriers could subject us to product liability claims or other costs and liabilities.

Disruptions at our most significant facilities could effect our profitability and harm our relationship with significant customers.

Over the past three years, more than 50% of our manufactured products were produced at our Atlanta, Georgia (Seaboard) facility. In addition, our Emerson, Georgia facility packages the majority of our products sold to retail end-markets. We also maintain a national distribution center in Atlanta, Georgia and a centralized customer service call center in Marietta, Georgia. A material disruption of the operations of any of these facilities due to a natural disaster, work stoppages, power outages, or any other cause could have an adverse effect on our ability to maintain desired levels of profitability and volume and could affect our relationship with our most significant customers.

We may be unable to sustain significant customer relationships.

Relationships forged with customers, including The Home Depot, which represented approximately 12% of our total net sales in the fiscal years ended August 31, 2004, August 31, 2005, and August 31, 2006 and 11% of our total net sales for the nine months ended May 31, 2007 and 2006, respectively, are directly impacted by our ability to deliver high quality products and service. We do not have a written contract obligating The Home Depot to purchase our products. The loss of or substantial decrease in the volume of purchases by The Home Depot would harm our sales and profitability.

We may not be able to attract and retain sufficiently qualified sales representatives and other personnel.

Our success is dependent upon the continued service of our highly skilled workforce and our ability to attract and retain new personnel. The challenge to attract top talent is a formidable one given the competition for such talent within our markets. In particular, we have historically experienced substantial turnover in sales representatives who have less than two years experience. This turnover in our sales force on a monthly basis increases our hiring and training expenses and can interrupt continuity with some of our customers. In addition, one of our strategies is to expand our sales efforts into alternative sales channels, including wholesale distribution. Widespread sales of our products through wholesale distribution could reduce the sales of our products by sales representatives in certain regions, which could lead to the loss of sales representatives and/or disputes over the terms of sales and commission agreements. Significant employee turnover and failure to maintain a qualified workforce could have a material adverse effect on our results of operations.

If we are unable to protect our information and telecommunication systems against disruptions or failures, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, determining reorder points and placing purchase orders on our suppliers, making cash disbursements, blending chemicals, and conducting digital marketing activities, data processing, and electronic communications among our locations and between company personnel and our customers and suppliers. We also depend on our telecommunication systems for communications between company personnel and our customers and suppliers. We have experienced system disruptions in the past that have adversely affected our ability to effectively manage our operations and service our customers. Future system disruptions, security breaches, or shutdowns could significantly disrupt our operations or may result in financial damage or loss because of lost or misappropriated information.

We may not properly execute, or realize anticipated cost savings or benefits from, our ongoing customer service, supply chain, information technology, or other initiatives.

Our success is partly dependent upon properly executing, and realizing cost savings or other benefits from, our ongoing customer supply chain, information technology, and other initiatives. These initiatives are primarily designed to make us more efficient in the sales, manufacture, and distribution of our products. These initiatives are often complex, and a failure to implement them properly may, in addition to not meeting projected cost savings or benefits, result in an interruption to our sales, manufacturing, logistics, customer service, or accounting functions. Furthermore, we have invested a significant amount of capital into a number of these initiatives, which might have been more efficiently used if the full cost savings or benefits are not realized. Any of these results could have a material adverse effect on our business and financial results including the requirement to reduce the book value of some assets.

We may pursue future growth through strategic acquisitions from which we may not receive the benefits that we anticipate.

We may endeavor to expand and improve our business through strategic acquisitions. We will gain from such activity only to the extent that we can effectively leverage the assets, including personnel, and operating processes of the acquired businesses. Uncertainty is inherent within the acquisition process, and unforeseen circumstances arising from future acquisitions could offset our anticipated benefits. Any of these factors could adversely affect our results of operations, including our ability to generate positive operating cash flows.

We are subject to risks related to our operations outside the United States.

We have substantial operations outside the United States. Net sales outside the United States represented approximately 19% of our total net sales for the fiscal year ended August 31, 2006 and 20% for the nine months ended May 31, 2007. Furthermore, as of May 31, 2007, approximately 11% of our products were manufactured outside the United States. In addition to the risks that are common to both our U.S. and non-U.S. operations, we face risks related to our foreign operations such as:

•	foreign currency fluctuations;

•	unstable political, economic, financial, and market conditions;

•	trade restrictions;

•	increases in tariffs and taxes;

•	high levels of inflation;

•	restrictions on repatriating foreign profits back to the United States;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	higher social and legal costs;

•	reliance on local management;

•	unfamiliarity with foreign laws and regulations; and

•	changes in labor conditions and difficulties in staffing and managing international operations.

Some of these risks have affected our business in the past and may have a material adverse effect on our business, financial condition, results of operations, and cash flows in the future.

Our results depend upon the continued vitality of the markets we serve.

Economic downturns, and in particular downturns that affect the transportation, food processing and service, manufacturing, government and housekeeping markets, can adversely impact our end-users. During such downturns, these end-users typically reduce their volume of purchases of cleaning products, which would likely, in turn, have an adverse impact on our results of operations, financial condition, or cash flows.

If we fail to manage our growth effectively, our operating results could be adversely affected.

In the future we may expand our operations by developing new or complementary products and continuing to expand our sales and marketing and customer service organizations. We currently do not have specific plans for any expansion that would require significant capital investment. However, we also intend to explore alternative channels of distribution for our products, which could conflict with our current methods of distribution and our commission-based compensation structure for our sales representatives. These changes may harm our relationship with our sales force and lead to increased turnover of our sales representatives. If we are unable to effectively implement these plans and to otherwise manage our expanding operations, we may not be able to execute our business strategy and our operating results could significantly decrease.

If we are unable to keep and protect our intellectual property rights, our ability to compete may be negatively impacted.

The market for our products depends to a significant extent upon the goodwill associated with our brand names. We own, or have licenses to use, all of the material trademark and trade name rights used by us in connection with the packaging, marketing, and distribution of our major products both in the United States and in other countries where our products are principally sold. In addition, we possess trade secret product formulations and other product information, some of which are patented, which are competitively sensitive. Intellectual property protection is important to our business. Although most of our trademarks are registered in the United States and in the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our intellectual property rights may be substantial.

We cannot be certain that we will be able to assert our intellectual property rights successfully in the future or that they will not be invalidated, circumvented, or challenged. Other parties may infringe on our intellectual property rights and may thereby dilute the value of our brand names in the marketplace. Any infringement of our intellectual property rights would also likely result in a diversion of our time and resources to protect these rights through litigation or otherwise. Finally, others may claim that our business or products infringe on their intellectual property rights. Any failure by us to protect our trademarks and trade names, or any adverse judgment with respect to infringement of others’ intellectual property rights, may have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business could suffer in the event of a work stoppage or increased organized labor activity.

As of May 31, 2007, approximately 230 of our 2,872 employees were members of nine unions in the United States and Europe. While we consider our relations with employees to be generally good, we cannot assure you that we will not experience work stoppages, strikes, or slowdowns in the future. A prolonged work stoppage, strike, or slowdown could have a material adverse effect on our results of operations. In addition, we cannot assure you that, upon expiration of any of our existing collective bargaining agreements, new agreements will be reached without union action or that any new agreement will be on terms satisfactory to us. Moreover, we cannot assure you that our non-union facilities will not become subject to labor union organizing efforts. If any current non-union facilities were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

As part of the spin-off from Acuity Brands, we will incur indebtedness, which will subject us to various restrictions that could limit our operating flexibility.

At or shortly before the distribution date, we expect to enter into a $100.0 million revolving credit facility and a $40.0 million receivables securitization facility with certain financial institutions. We intend to borrow up to $30.0 million under the new receivables facility and $37.5 million under the new revolving credit facility, all of which will be distributed to Acuity Brands in connection with the spin-off. In addition, we expect to assume $7.2 million in industrial revenue bonds due in 2018 and $0.3 million in additional debt in connection with the spin-off. We expect that these financing arrangements will contain customary restrictions, covenants, and events of default. The terms of these financing arrangements and any future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities.

Local, state, and federal governments are placing increasingly stringent regulations on the security of chemical plant locations, the transportation of hazardous chemicals, and the environmental impact of chemical production.

Growing public and political attention has been placed on protecting critical infrastructure, including the chemical industry, from security threats. Terrorist attacks and natural disasters have increased concern regarding the security of chemical production and distribution. In addition, local, state, and federal governments have enacted, and may in the future enact, increasingly stringent regulations that impact the security of chemical plant locations, the transportation of hazardous chemicals, and the environmental impact of chemical production, which could result in higher operating costs and interruptions in normal business operations.

The requirements of complying with the Exchange Act and the Sarbanes-Oxley Act as a stand-alone company may strain our resources, and our internal control over financial reporting may not be sufficient to ensure timely and reliable external financial reports.

As part of Acuity Brands we are currently subject to the Sarbanes-Oxley Act of 2002 and the Securities Exchange Act of 1934, but rely significantly upon personnel of Acuity Brands to interpret and apply those laws as they apply to us. Following the spin-off, we will be directly subject to the reporting requirements of the Securities Exchange Act of 1934 in addition to the Sarbanes-Oxley Act of 2002. Beginning with our fiscal year ending August 31, 2009, we expect that we will be required to comply with Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting. Although we are currently subject to Section 404 of the Sarbanes-Oxley Act and certain disclosure requirements under the Exchange Act as a part of Acuity Brands, the materiality judgments associated with compliance with these requirements may be different for us as a smaller stand-alone entity. In addition, under the Exchange Act, we will be required to file annual, quarterly, and current reports with respect to our business and financial condition. The ongoing compliance with public company reporting requirements and compliance with applicable provisions of the Sarbanes-Oxley Act is likely to require additional resources following our spin-off from Acuity Brands and may place a strain on our systems and resources, including our information systems. Furthermore, we cannot assure you that we will be able to implement any required changes to correct any possible material weaknesses in internal control over financial reporting and sufficiently document and test the revised internal control procedures in order to make a positive conclusion as to the effectiveness of internal control over financial reporting by August 31, 2008.

THE SPIN-OFF

Introduction

On                 , 2007, the board of directors of Acuity Brands declared a pro rata distribution equal to one share of SpinCo common stock, together with an associated preferred stock purchase right, for every two shares of Acuity Brands common stock outstanding on the record date as described below. The spin-off is expected to be effected on or about                     , 2007. The distribution will be made to holders of outstanding Acuity Brands common stock as of 5:00 p.m., Eastern Time, on                     , 2007, the record date for the spin-off. As a result of the spin-off, 100% of the outstanding shares of SpinCo common stock will be distributed to Acuity Brands stockholders. Immediately following the spin-off, Acuity Brands and its subsidiaries will not own any shares of SpinCo common stock and we will be an independent public company. The shares of SpinCo common stock will be distributed by book entry. Instead of stock certificates, each Acuity Brands stockholder that is a record holder of Acuity Brands shares will receive a statement of such stockholder’s book entry account for the shares of SpinCo common stock distributed to such stockholder. Account statements reflecting ownership of the shares of SpinCo common stock will be mailed shortly after the distribution date. Shares of SpinCo common stock should be credited to accounts with stockbrokers, banks or nominees of Acuity Brands stockholders that are not record holders on or about                     , 2007.

We were incorporated on July 27, 2007, and our principal executive offices are located at 4401 Northside Parkway, Suite 700, Atlanta, GA 30327-3093.

We will own and operate the specialty products business of Acuity Brands. This business represented approximately 23.1% and 22.5% of Acuity Brands’ consolidated revenues for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. Following the spin-off, Acuity Brands will continue to own Acuity Brands Lighting, Inc., whose operations will consist of the lighting equipment business.

Reasons for the Spin-off

The board of directors and management of Acuity Brands believe that the spin-off is in our best interest and is in the best interests of Acuity Brands and Acuity Brands stockholders. Acuity Brands believes that the spin-off will enhance value for Acuity Brands stockholders and give us the financial and operational flexibility to take advantage of significant growth opportunities in the broadly defined cleaning and maintenance solution industry. The board of directors and management of Acuity Brands considered the following potential benefits in making its determination to effect the spin-off:

•

The spin-off will enhance our ability, and that of Acuity Brands, to respond to different industry dynamics and therefore expand access to markets and better focus strategic initiatives and priorities. Our business is distinct from the lighting equipment operations of Acuity Brands with respect to markets, products, capital needs, and plans and opportunities for profitable growth.

•	The transition to an independent company will allow the investment community to measure our performance and the performance of Acuity Brands relative to both our respective peers.

•

The spin-off will give us better and more direct access to the capital markets. As part of Acuity Brands, the specialty products business competed with the lighting equipment group of Acuity Brands for capital to finance expansion and growth opportunities. As a separate entity, we will not compete with the lighting business of Acuity Brands for capital resources and we will be better positioned to more aggressively fund the implementation of our business strategy as investors will be able to better understand and make investment decisions with respect to our business that are fundamentally different from the lighting business of Acuity Brands. Acuity Brands will benefit as well since its investors will not need to understand and make investment decisions with respect to our business. Additionally, we and Acuity Brands will have the option to use our own respective equity as acquisition or financing currency should the appropriate strategic opportunities arise.

•

The spin-off will enable us to provide our management and employees with incentive compensation in the form of equity ownership in our company thereby more closely aligning our interest with our stockholders. Additionally, this should enhance our ability to attract, retain, and motivate key employees.

Manner of Effecting the Spin-off

The general terms and conditions relating to the spin-off will be set forth in an Agreement and Plan of Distribution, which we refer to as the “distribution agreement,” between Acuity Brands and us. See “Relationship between Acuity Brands and Us Following the Spin-off—Distribution Agreement” on page 35.

The distribution will be made on the basis of one share of SpinCo common stock for every two shares of Acuity Brands common stock outstanding on the record date. The actual total number of shares of SpinCo common stock to be distributed will depend on the number of Acuity Brands shares outstanding on the record date. Based upon the number of Acuity Brands shares outstanding on                     , 2007, approximately                                   shares of SpinCo common stock will be distributed to Acuity Brands stockholders. The shares of SpinCo common stock to be distributed will constitute 100% of the outstanding shares of SpinCo common stock. Immediately following the spin-off, Acuity Brands and its subsidiaries will not own any shares of SpinCo common stock and we will be an independent public company.

When and How You Will Receive SpinCo Common Stock

Acuity Brands will use a book entry system to distribute shares of SpinCo common stock. Following the spin-off, each record holder of Acuity Brands stock on the record date will receive from the distribution agent a statement of the amount of shares of SpinCo common stock credited to the stockholder’s account. If you are not a record holder of Acuity Brands stock because your shares are held on your behalf by your stockbroker or other nominee, your shares of SpinCo common stock should be credited to your account with your stockbroker or nominee on or about                     , 2007.

No Acuity Brands stockholder will be required to pay any cash or other consideration for shares of SpinCo common stock received in the spin-off, or to surrender or exchange Acuity Brands shares in order to receive shares of SpinCo common stock. No vote of Acuity Brands stockholders is required or sought in connection with the spin-off, and Acuity Brands stockholders will have no appraisal rights in connection with the spin-off.

In order to receive shares of SpinCo common stock in the spin-off, Acuity Brands stockholders must be stockholders as of 5:00 p.m. Eastern Time on the record date.

Treatment of Stock Options and Restricted Stock

The employee benefits agreement provides that at the time of the spin-off Acuity Brands stock options held by SpinCo’s current employees (but not former employees) will generally be converted to, and replaced by, SpinCo stock options in accordance with a conversion ratio. Each of SpinCo’s current and former employees holding unvested shares of restricted stock of Acuity Brands will receive a dividend of one share of SpinCo restricted stock for each two shares of Acuity Brands unvested restricted stock held. The shares of SpinCo stock so received as a dividend will be subject to the same restrictions and terms as the Acuity Brands restricted stock. See “Relationship Between Acuity Brands and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 36. The shares of SpinCo common stock will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See “Description of Capital Stock” beginning on page 88.

The employee benefits agreement also provides that, at the time of the spin-off, Acuity Brands stock options held by current and former Acuity Brands employees and former SpinCo employees will be adjusted with regard to the exercise price of and number of Acuity Brands shares underlying the Acuity Brands stock options to maintain the intrinsic value of the options, pursuant to the applicable Acuity Brands long-term incentive plan.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of SpinCo common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by us. If you physically hold Acuity Brands stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of SpinCo common stock will be mailed to you separately.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

None of Acuity Brands, SpinCo, or the transfer agent will guarantee any minimum sale price for the fractional shares of SpinCo common stock. Neither we nor Acuity Brands will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “The Spin-off—United States Federal Income Tax Consequences of the Spin-Off” beginning on page 32.

Results of the Spin-off

After the spin-off, we will be a separate public company operating the specialty products business. Immediately after the spin-off, we expect to have approximately              holders of record of SpinCo common stock and approximately                  shares of common stock outstanding, based on the number of stockholders of record and outstanding Acuity Brands shares on                     , 2007 and the distribution ratio of one share of SpinCo common stock for every two Acuity Brands shares. See “Relationship Between Acuity Brands and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 36. The actual number of shares of SpinCo common stock to be distributed will be determined as of the record date. The spin-off will not affect the number of outstanding Acuity Brands shares or any rights of Acuity Brands stockholders.

Listing and Trading of the Shares of SpinCo Common Stock

You should consult with your own financial advisors, such as your stockbroker, bank, or tax advisor. Acuity Brands does not make recommendations on the purchase, retention, or sale of shares of Acuity Brands common stock or shares of SpinCo common stock.

If you do decide to sell any shares, you should make sure your stockbroker, bank, or other nominee understands whether you want to sell your Acuity Brands common stock or your shares of SpinCo common stock, or both. The following information may be helpful in discussions with your stockbroker, bank, or other nominee.

Currently, there is no public market for SpinCo common stock, although a “when-issued” market will likely develop prior to completion of the spin-off. “When-issued” trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though “when-issued” trading will likely develop, none of these trades would settle prior to the effective date of the spin-off, and if the spin-off does not occur, all “when-issued” trading will be null and void. On the first trading day following the date of the spin-off, “when-issued” trading in respect to SpinCo common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We intend to submit an application to list the shares of SpinCo common stock that you will receive in the spin-off on the Nasdaq Global Market under the symbol “            .”

Acuity Brands common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-distribution value for Acuity Brands common stock. When-issued trading in Acuity Brands common stock, if available, could last from on or about the record date through the effective date of the spin-off. If when-issued trading in Acuity Brands common stock is available, Acuity Brands stockholders may trade their existing Acuity Brands common stock prior to the effective date of the spin-off in either the when-issued market or in the regular market for Acuity Brands common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of Acuity Brands common stock the shares of SpinCo common stock that that stockholder receives in the spin-off. If a stockholder trades in the regular market, the shares of Acuity Brands common stock traded will be accompanied by due bills representing SpinCo common stock to be distributed in the spin-off. If when-issued trading in Acuity Brands common stock is not available, neither the Acuity Brands common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the spin-off.

If a when-issued market for Acuity Brands common stock develops, an additional listing for Acuity Brands common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of our when-issued common stock plus Acuity Brands when-issued common stock and the price of Acuity Brands common stock during this period.

Sales of Acuity Brands common stock with the right to receive shares of SpinCo common stock should generally settle in the customary three business day settlement period. Sales of Acuity Brands common stock without the right to receive the shares of SpinCo common stock and sales of shares of SpinCo common stock without Acuity Brands common stock are expected to settle four business days following the date account statements for the shares of SpinCo common stock are mailed. You should check with your stockbroker, bank, or other nominee for details.

Our shares of common stock distributed to Acuity Brands stockholders will be freely transferable, except for shares of SpinCo common stock received by persons who may be deemed to be our “affiliates” under the Securities Act of 1933, as amended (the Securities Act). Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with, us and may include certain of our directors, officers, and significant stockholders. Persons who are our affiliates will be permitted to sell their shares of SpinCo common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the provisions of Rule 144 thereunder. It is believed that persons who may be deemed to be our affiliates after the spin-off will beneficially own approximately              shares of SpinCo common stock, or approximately             % of the outstanding shares of SpinCo common stock.

There can be no assurance as to whether the shares of SpinCo common stock will be actively traded or as to the prices at which the shares of SpinCo common stock will trade. A portion of Acuity Brands common stock is held by index funds tied to the Standard & Poor’s 600 Index or other stock indices. We do not anticipate that we will be included in those indices at the time of the spin-off. Consequently, those index funds will be required to sell SpinCo common stock. Some of the Acuity Brands stockholders who receive shares of SpinCo common stock may decide that they do not want shares in a company consisting of the specialty products business, and may sell their shares of SpinCo common stock following the spin-off. These and other factors may delay the development of an orderly trading market in the shares of SpinCo common stock for a period of time following the spin-off. Until the shares of SpinCo common stock are fully distributed and an orderly market develops, the prices at which the shares of SpinCo common stock trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for shares of SpinCo common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, our results of operations, what investors think of us and the cleaning and maintenance solutions industry, the amount of dividends that we pay, changes in economic conditions in the cleaning and maintenance solutions industry, and general economic and market conditions.

Following the spin-off, Acuity Brands expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol “AYI.” As a result of the spin-off, the trading price of Acuity Brands common stock immediately following the spin-off will most likely be lower than the trading price of Acuity Brands common stock immediately prior to the spin-off. Further, the combined trading prices of Acuity Brands common stock and the shares of SpinCo common stock after the spin-off may be less than the trading prices of Acuity Brands common stock immediately prior to the spin-off.

Even though Acuity Brands is currently a publicly held company, there can be no assurance as to the prices at which the Acuity Brands common stock will trade following the spin-off. Some Acuity Brands stockholders may decide that they do not want shares in a company holding only the lighting equipment business, and may sell their Acuity Brands common stock following the spin-off. This and other factors may delay or hinder the return to an orderly trading market in the Acuity Brands common stock following the spin-off. Whether an active trading market for Acuity Brands common stock will be maintained after the spin-off and the prices for Acuity Brands common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Acuity Brands’ results of operations, what investors think of Acuity Brands and the lighting equipment industry, the amount of dividends that Acuity Brands pays, changes in economic conditions in the lighting equipment industry, and general economic and market conditions.

In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the shares of SpinCo common stock and/or Acuity Brands common stock.

United States Federal Income Tax Consequences of the Spin-off

The following is a summary of the material United States federal income tax consequences of the spin-off to us, Acuity Brands, and the stockholders of Acuity Brands. This summary is not a complete description of those tax consequences and, in particular, may not address United States federal income tax considerations that affect the treatment of a stockholder who acquired Acuity Brands common stock as compensation or the treatment of a stockholder subject to special treatment under the Internal Revenue Code (for example, foreign persons, insurance companies, financial institutions, dealers in securities, or tax-exempt organizations). Your individual circumstances may affect the tax consequences of the spin-off to you. In addition, no information is provided herein with respect to tax consequences under potentially applicable foreign, state, local, or other laws, other than United States federal income tax laws. Further, this summary is based on provisions of the Internal Revenue Code, applicable Treasury Regulations thereunder, judicial decisions, and Internal Revenue Service rulings in effect as of the date of this information statement. Future legislative, administrative, or judicial changes or interpretations could affect the accuracy of the statements set forth herein, and could apply retroactively. You are advised to consult your own tax advisor as to the specific tax consequences of the spin-off to you.

General. Acuity Brands has requested a private letter ruling from the Internal Revenue Service to the effect that the distribution of SpinCo common stock in the spin-off will qualify as a tax-free transaction under section 355 of the Internal Revenue Code. The ruling is expected to provide that, for United States federal income tax purposes:

•	no gain or loss will be recognized by Acuity Brands on the distribution;

•

no gain or loss will be recognized by, and no amount otherwise will be included in the income of, an Acuity Brands stockholder on the distribution, except to the extent that cash is received instead of a fractional share of SpinCo common stock;

•

an Acuity Brands stockholder who receives shares of SpinCo common stock in the distribution will have an aggregate basis in the holder’s shares of SpinCo common stock (including any fractional share of SpinCo common stock to which the holder is entitled) and the holder’s shares of Acuity Brands common stock immediately after the distribution equal to the holder’s aggregate basis in the holder’s shares of Acuity Brands common stock immediately before the distribution, which basis will be allocated between the holder’s shares of Acuity Brands common stock and shares of SpinCo common stock in proportion to their relative fair market values on the distribution date;

•

the holding period for the shares of SpinCo common stock received by an Acuity Brands stockholder will include the holding period for the shares of Acuity Brands common stock with respect to which the shares of SpinCo common stock are received, provided that such shares of Acuity Brands common stock are held as capital assets on the distribution date; and

•

a stockholder of Acuity Brands who receives cash instead of a fractional share of SpinCo common stock will recognize capital gain or loss on the sale of the fractional share equal to the difference between the cash received and the stockholder’s basis in the fractional share (as determined above), provided that such fractional share is considered to be held as a capital asset.

A private letter ruling, while generally binding on the Internal Revenue Service, may under certain circumstances be retroactively revoked or modified by the IRS. A private letter ruling is based on the facts and representations presented to the IRS in the request for the ruling. Generally, a private letter ruling will not be revoked or modified retroactively if there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the private letter ruling was based, and there has been no change in the applicable law. We are not aware of any facts or circumstances that would cause any of the representations in the ruling request to be untrue or incomplete.

Under its current policy, the Internal Revenue Service will not rule on whether a distribution satisfies the following three requirements under section 355 of the Internal Revenue Code: (1) whether a distribution is being carried out for one or more corporate business purposes; (2) whether a distribution is being used principally as a device for the distribution of corporate earnings and profits; and (3) whether a distribution and an acquisition are part of a plan described in section 355(e) of the Internal Revenue Code. Instead, Acuity Brands was required to submit representations to the Internal Revenue Service that there is a valid business purpose for the spin-off, the spin-off is not being used as a device for the distribution of corporate earnings and profits, and the spin-off is not part of a plan described in section 355(e) of the Internal Revenue Code. If these representations are incorrect or incomplete in any material respect, the spin-off would be taxable to Acuity Brands and possibly its stockholders.

In addition to obtaining a private letter ruling, we and Acuity Brands expect to obtain, at or around the time of the spin-off, an opinion from King & Spalding LLP that the spin-off will qualify as a transaction described in section 355 of the Code. The opinion of counsel will rely on the private letter ruling as to matters covered by the ruling. It will also be subject to certain assumptions and based on the accuracy and completeness of certain factual representations and statements made by Acuity Brands and us. If these assumptions and factual representations were incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Further, the opinion represents the views of King & Spalding LLP as to the interpretation of existing tax law and, accordingly, such opinion is not binding on the Internal Revenue Service or the courts. No complete assurance can be given that the Internal Revenue Service or the courts will agree with the opinion.

If the spin-off does not qualify for tax-free treatment under section 355 of the Internal Revenue Code, (1) Acuity Brands would recognize taxable gain based upon the excess of the fair market value of the shares of SpinCo common stock on the distribution date, over Acuity Brands’ adjusted tax basis for such shares on such date, and (2) each Acuity Brands stockholder who receives shares of SpinCo common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date, taxed first as a dividend to the extent of such holder’s pro rata share of Acuity Brands’ current and accumulated earnings and profits (as increased to reflect any gain recognized by Acuity Brands on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder’s tax basis in the shares of Acuity Brands stock, with any remaining amount being taxed as capital gain (provided that the Acuity Brands shares were held by the stockholder as a capital asset on the distribution date). Corporate stockholders may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.

Even if the spin-off otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, it might be taxable to Acuity Brands (but not its stockholders) under section 355(e) if 50% or more of the Acuity Brands stock, or 50% or more of the SpinCo stock, is acquired as part of a “plan (or series of related transactions)” that includes the spin-off. For this purpose, any acquisitions of the stock of Acuity Brands or of SpinCo stock that occur within two years before or after the spin-off (subject to certain exceptions including an exception for public trading) are presumed to be part of such a plan, although Acuity Brands may be able to rebut that presumption. If such an acquisition of the stock of Acuity Brands, or of SpinCo stock, triggers the application of section 355(e), Acuity Brands would recognize taxable gain as described above, but the spin-off would generally remain tax-free to the Acuity Brands stockholders.

Indemnification. We will be obligated to indemnify Acuity Brands under the tax disaffiliation agreement for the full amount of any liability of Acuity Brands incurred as a result of (1) a breach of a representation made by us to King & Spalding LLP in connection with its tax opinion, or (2) a post-distribution action or omission by us or one of our affiliates that affects the tax treatment of the spin-off, including an acquisition of SpinCo stock that results in the application of section 355(e) of the Internal Revenue Code. If triggered, our indemnification obligation would have a material adverse effect on the results of our operations and financial position. For a description of the agreement pursuant to which Acuity Brands and SpinCo have provided for certain tax disaffiliation and other tax-related matters, see “Relationship Between Acuity Brands and Us Following the Spin-off—Tax Disaffiliation Agreement” on page 36.

Tax Return Statement. United States Treasury regulations require you to attach a detailed statement to your United States federal income tax return for the taxable year in which the spin-off occurs setting forth certain information regarding the spin-off. Within a reasonable period of time following the spin-off, Acuity Brands will provide or make available appropriate information to each holder of record of Acuity Brands common stock as of the record date to assist them in meeting this requirement.

RELATIONSHIP BETWEEN ACUITY BRANDS AND US FOLLOWING THE SPIN-OFF

For purposes of governing certain of the ongoing relationships between Acuity Brands and us after the spin-off and to provide for an orderly transition to the status of two independent companies, we have entered or will enter into the agreements with Acuity Brands described in this section. The forms of agreements summarized in this section are, or will be, included as exhibits to the registration statement on Form 10 that we have filed with the Securities and Exchange Commission which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See “Where You Can Find More Information” on page 99.

Distribution Agreement

On the distribution date, we will enter into the distribution agreement with Acuity Brands, which will provide for, among other things, the principal corporate transactions required to effect the spin-off and certain other agreements relating to the continuing relationship between Acuity Brands and us after the spin-off.

The distribution agreement will provide that on or prior to the distribution date, we will have issued to Acuity Brands a number of shares of common stock equal to one-half of the total number of shares of Acuity Brands common stock outstanding on the distribution date. Acuity Brands will effect the spin-off by delivering a certificate representing 100% of SpinCo shares of common stock to the distribution agent.

Although we have generally held assets separate from Acuity Brands, Acuity Brands may own certain assets which are part of our business, and we may own certain assets which are part of Acuity Brands’ business. Under the distribution agreement, these assets will be transferred to the appropriate company (and any related liabilities will be assumed) so that the assets, liabilities, and operations associated with the lighting business will be owned by Acuity Brands and its subsidiaries, and the assets, liabilities, and operations associated with the specialty products business will be owned by us and our subsidiaries.

Under the distribution agreement and effective as of the distribution date, we will assume, and will agree to indemnify Acuity Brands against, all liabilities, litigation, and claims, including related insurance costs, arising out of our business (including discontinued or sold specialty products businesses), and Acuity Brands will retain, and will agree to indemnify us against, all liabilities, litigation, and claims, including related insurance costs arising out of Acuity Brands’ businesses (including discontinued or sold lighting businesses). The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.

Under the distribution agreement for a two-year period beginning on the distribution date, except in limited circumstances, we will not solicit or recruit any Acuity Brands employee without the prior written consent of Acuity Brands, and, likewise, Acuity Brands will not solicit or recruit any of our employees without our prior written consent.

The distribution agreement will also provide that we both shall be granted access to certain records and information in the possession of the other, and will require the retention by each of Acuity Brands and us for a period of six years following the distribution date of all such information in its possession.

Transition Services Agreement

On the distribution date, we will enter into a transition services agreement with Acuity Brands. Under this agreement, Acuity Brands and SpinCo will provide each other services in such areas as employee benefits administration, risk management, claims administration and reporting, tax, legal, payroll, ethics and compliance training, and other areas where we, and Acuity Brands, may need transitional assistance and support following the spin-off. The transition services agreement will provide generally that Acuity Brands and SpinCo will undertake to provide substantially the same level of service and use substantially the same degree of care as their respective personnel provided and used in providing such services prior to the spin-off. The agreement will extend for          years after the spin-off, but may be terminated earlier under certain circumstances, including a default. We believe that the terms and conditions of the transition services agreement are as favorable to us as those available from unrelated parties for a comparable arrangement.

Tax Disaffiliation Agreement

We will enter into a tax disaffiliation agreement with Acuity Brands on the distribution date which sets out each party’s rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local, or foreign taxes for periods before and after the spin-off and related matters such as the filing of tax returns and the conduct of Internal Revenue Service and other audits. In general, under this agreement, we will be responsible for taxes attributable to the specialty products business, and Acuity Brands will be responsible for taxes attributable to the lighting business. In addition, we will indemnify Acuity Brands for all taxes and liabilities incurred as a result of (1) a breach of a representation made by us to King & Spalding LLP in connection its tax opinion, or (2) a post-distribution action or omission by us or an affiliate of ours that affects the tax consequences of the spin-off.

Employee Benefits Agreement

General. We will enter into an employee benefits agreement with Acuity Brands on the distribution date that will provide for the transition of employee plans and programs sponsored by Acuity Brands for employees of the specialty products business and any employees of the corporate office hired by us. This agreement will allocate responsibility for certain employee benefits matters and liabilities after the distribution date. We will also generally assume the liabilities for benefits for retirees and other former employees of the specialty products business. Under the employee benefits agreement, we will become liable for providing specified welfare and retirement benefits to our employees after the distribution date, which will generally be similar to the benefits currently provided to such employees by Acuity Brands and its subsidiaries (except as otherwise noted herein). In some cases, we will adopt and assume the separate plans currently maintained by Acuity Brands for employees of the specialty products business and in others, we will adopt new plans that will be similar to the plans maintained by Acuity Brands. Except as specifically provided in the employee benefits agreement, nothing in that agreement will restrict our ability or the ability of Acuity Brands to amend or terminate any of their respective employee benefit plans.

Stock Options, Restricted Stock, and Restricted Stock Units. The employee benefits agreement provides that, at the time of the spin-off, Acuity Brands stock options held by SpinCo’s current employees (but not former employees) will generally be converted to, and replaced by, SpinCo stock options in accordance with a conversion ratio. This conversion ratio will be determined at the time of the spin-off and will generally equal:

•	the closing price of Acuity Brands common stock on the NYSE on the distribution date (without giving effect to the spin-off), divided by

•	the closing price of SpinCo shares of common stock on the distribution date (trading on a when-issued basis).

As part of the conversion, we will multiply the number of shares purchasable under each converted stock option by this conversion ratio and divide the exercise price per share of each option by the ratio. Fractional shares will be rounded down to the nearest whole number of shares. All other terms of the converted stock options will generally remain the same as those in effect immediately prior to the spin-off. With respect to options held by our current employees in some foreign countries, if the above conversion method is not permitted or desirable under the foreign tax, securities, or other laws, a different approach may be used.

John Morgan’s vested Acuity Brands stock options at the time of the spin-off will remain Acuity Brands stock options, adjusted as provided below for current and former employees of Acuity Brands, while his unvested Acuity Brands stock options at the time of the spin-off will convert in accordance with the conversion ratio described above for current SpinCo employees.

The employee benefits agreement also provides that, at the time of the spin-off, Acuity Brands stock options held by current and former employees of Acuity Brands and former employees of SpinCo will be adjusted with regard to the exercise price of and number of Acuity Brands shares underlying the Acuity Brands stock options to maintain the intrinsic value of the options, pursuant to the applicable Acuity Brands stock option plan.

Each current and former employee holding outstanding unvested shares of Acuity Brands restricted stock will receive a dividend of one share of SpinCo common stock for every two shares of Acuity Brands common stock. The shares of SpinCo common stock received as a dividend on Acuity Brands restricted stock will be subject to the same restrictions and terms, including the vesting schedule, as the Acuity Brands restricted stock and will be registered in the name of the employee on the books of our transfer agent.

With respect to restricted stock units held by our current and former employees in some foreign countries, such restricted stock units will be converted solely into restricted stock units with respect to SpinCo stock in an equitable manner as determined by us (except where the laws of the foreign country may require a different approach).

We also currently intend to make additional grants of restricted stock and stock appreciation rights valued up to $6,500,000, to key executive officers and employees of SpinCo within 30 days of the distribution date. For additional information see “Executive Compensation—Employment Contracts” beginning on page 83.

Deferred Compensation Plans. The employee benefits agreement provides that, at the time of the spin-off, we will establish a nonqualified supplemental deferred savings plan for our employees which will be substantially similar to Acuity Brands nonqualified supplemental deferred savings plan as in effect at such time. The accounts and benefits, and related liabilities, of current and former employees of the specialty products business and any employees of the corporate office hired by us will be transferred to the new plan. As of the distribution date, the value of deferred stock units held in the plan by our participants will be converted entirely into deferred stock units representing SpinCo shares based upon the relative values of Acuity Brands common stock and SpinCo shares of common stock. The liabilities for benefits for a limited number of current and former specialty products business employees under certain other deferred compensation plans will be retained by Acuity Brands.

401(k) Plans. Effective as of the distribution date, we will adopt and assume all liabilities with respect to the separate 401(k) plan that covers employees and former employees of the specialty products business. During a transition period, an Acuity Brands stock account and a SpinCo stock account will be maintained under the 401(k) plans remaining with Acuity Brands and under the transferred 401(k) plan to hold shares of Acuity Brands common stock and SpinCo common stock distributed with respect to such Acuity Brands common stock. Employees of one company will not be allowed to add to the stock accounts of the other company through new contributions or balance transfers. At the time of the spin-off, all of the assets associated with our transferred 401(k) plan will be transferred from the Acuity Brands Defined Contribution Plans Master Trust to our Defined Contribution Plan Trust.

Health and Welfare Plans. We will assume all liabilities and responsibilities for providing health and welfare benefits to our employees and former employees. As of the distribution date, we intend to establish health and welfare plans that are substantially similar to Acuity Brands’ plans that cover our employees at such time. During a transition period after the spin-off, Acuity Brands may administer some of our plans and we will provide reimbursement to Acuity Brands for any costs or expenses it incurs in connection with such administration. For those benefits that are provided through insurance, Acuity Brands will make commercially reasonable efforts to have each insurance carrier agree to allow our employees to continue to be covered by Acuity Brands policies or through separate contracts on substantially the same basis during the transition period.

Director Plans. The employee benefits agreement provides that, at the time of the spin-off, Acuity Brands stock options held by individuals who are currently non-employee directors of Acuity Brands who become directors of SpinCo will remain Acuity Brands stock options and will be adjusted in accordance with the conversion ratio in the same manner as for current and former Acuity Brands employees (as explained above under “—Stock Options, Restricted Stock, and Restricted Stock Units”). In addition, the accounts and benefits, and related liabilities, of such non-employee directors under Acuity Brands’ non-employee directors deferred compensation plan will be transferred to a non-employee directors deferred compensation plan to be established by us which will be substantially similar to Acuity Brands’ plan. The deferred stock units credited to such directors as of the spin date will remain in Acuity deferred stock units to be paid at retirement in Acuity Brands common stock and future share units credited to the plan will be SpinCo share units to be paid in SpinCo common stock at retirement.

Change in Control Agreements/Severance Agreements. Effective immediately after the distribution date, we will enter into change in control agreements and/or severance agreements with certain of our executives. These agreements will be substantially similar to the agreements certain of those executives now have with us or Acuity Brands.

FINANCING ARRANGEMENTS

We expect to assume approximately $75.0 million or refinance such amounts by new borrowings in connection with the spin-off. In connection with the spin-off, we intend to borrow up to $30.0 million under a new receivables facility and $37.5 million under a new revolving credit facility, all of which will be distributed to Acuity Brands in connection with the spin-off. Additionally, we intend to assume a $7.2 million industrial revenue bond due in 2018. We will also assume or refinance approximately $0.3 million of other debt in connection with the spin-off.

Receivables Facility

Prior to the spin-off we expect to enter into a receivables facility that would allow us to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. We expect the receivables facility to have a term of one year, renewable annually, and to bear interest at commercial paper rates plus an applicable margin.

Revolving Credit Facility

We also expect to enter into a $100.0 million revolving credit facility that we expect will mature in 2012. We expect the revolving credit facility to contain certain customary financial covenants. In addition, we expect the receivables facility and the revolving credit facility each to contain “material adverse effect” provisions such that, generally, if we were to experience an event causing a material adverse effect in our financial condition, operations, or properties, as defined in the agreements, additional future borrowings under either facility could be denied and payments on outstanding borrowings could be accelerated.

Industrial Revenue Bond

The $7.2 million industrial revenue bond due in 2018 is a tax-exempt variable rate instrument that resets on a weekly basis. The interest rate was approximately 3.4% and 3.8% for the bond at August 31, 2006 and May 31, 2007, respectively.

CAPITALIZATION

The following table sets forth our capitalization as of May 31, 2007, on an historical and pro forma basis, to give effect to the spin-off and the incurrence of debt and the use of proceeds therefrom as if such events had occurred on May 31, 2007. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Financial Statements” and the notes thereto, and the “Pro Forma Financial Information” and discussion thereof, included elsewhere in this information statement. The pro forma information may not necessarily reflect our debt and capitalization in the future or as it would have been had we been a separate, independent company at May 31, 2007, or had the spin-off actually been effected on that date.

(In thousands)	Historical	Adjustments	Pro Forma
			(unaudited)
Debt:
Total debt(1)	$75,000	—	$75,000

Equity:
Acuity Brands equity investment	68,169	(68,169)	—
Common stock and paid-in capital(2)	—	68,169	68,169
Accumulated other comprehensive income	12,150	—	12,150
Total equity	80,319		80,319

Total capitalization	$155,319		$155,319

(1)	The pro forma entries in this row reflect (1) borrowings of $30.0 million and $37.5 million under our new receivables facility and revolving credit facility, respectively; (2) the distribution of $67.5 million of proceeds from such borrowings to Acuity Brands in connection with the spin-off; (3) the assumption of a $7.2 million industrial revenue bond due 2018; and (4) the assumption of $0.3 million of other debt in connection with the spin-off.
(2)	The Acuity Brands equity investment will be classified as common stock and paid-in capital at the time of the distribution.

DIVIDEND POLICIES

Acuity SpinCo, Inc.

After the spin-off, we expect to pay a regular quarterly dividend at an initial annual rate of $0.16 per share. Our ability to fund a regular quarterly dividend will be impacted by our ongoing ability to generate sufficient cash from operations. Effective as of the distribution date, payments on approximately $75.0 million of indebtedness and our quarterly dividend will account for the majority of our financing activities.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board deems relevant. We cannot assure you that we will continue to pay dividends on SpinCo common stock at the expected initial annual rate of $0.16 per share.

Acuity Brands

Acuity Brands has announced that it plans to pay quarterly dividends on its common stock at an initial annual rate of $0.52 per share following the spin-off. The amount and timing of any dividend will be determined by the board of directors of Acuity Brands.

All decisions regarding the declaration and payment of dividends by Acuity Brands is at the discretion of the board of directors of Acuity Brands and will be evaluated from time to time in light of Acuity Brands’ financial condition, earnings, growth prospects, funding requirements, applicable law, and other factors their board deems relevant.

After taking into account the distribution ratio of one share of SpinCo common stock for every two shares of Acuity Brands common stock, the combined initial post-distribution dividend rates for SpinCo shares and Acuity Brands shares is identical to the dividend rate paid on Acuity Brands shares in the quarter ended                     .

PRO FORMA FINANCIAL INFORMATION

On July 23, 2007, the board of directors of Acuity Brands authorized management to evaluate and pursue the spin-off of its specialty products business, subject to certain conditions, into a separate publicly traded company with its own management and board of directors. The spin-off is expected to occur during the first fiscal quarter of 2008 and will be accomplished by transferring the assets and liabilities of the specialty products business of Acuity Brands to us and then distributing all of the shares of SpinCo common stock to Acuity Brands’ stockholders. Acuity Brands stockholders will receive one share of SpinCo common stock for every two shares of Acuity Brands common stock held as of the record date. After the spin-off, we will be a separate public company. We were incorporated on July 27, 2007, as a wholly owned subsidiary of Acuity Brands and will not have any operations, assets, or liabilities until immediately prior to the spin-off.

Operating expenses in our historical income statements reflect direct expenses of our business together with allocations of certain Acuity Brands corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In the opinion of our management, these assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. As there are no known material incremental costs to be incurred by us as a direct result of the spin-off, pro forma income statement information has not been presented herein. In addition, the only pro forma adjustment that would be applicable to our historical balance sheet as of May 31, 2007 would be the recording of common stock and additional paid-in-capital to reflect the capitalization of Acuity Brands’ equity investment in us as described under “Capitalization” above. Accordingly, we have not included any pro forma financial statements in this information statement.

SELECTED FINANCIAL DATA

The following table sets forth our selected combined financial data, which have been derived from our combined financial statements for the nine months ended May 31, 2007 and 2006, and for each of the five years in the period ended August 31, 2006. The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Combined Financial Statements” and the notes related to those combined financial statements, and the “Pro Forma Financial Information” and discussion, included elsewhere in this information statement. Operating expenses in the historical income statements reflect direct expenses of our business together with allocations of certain Acuity Brands corporate expenses that have been charged to us based on usage or other methodologies appropriate for such expenses. In our opinion, these assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. Actual per-share data has not been presented since our business was a wholly owned subsidiary of Acuity Brands during the periods presented.

(In thousands)	Years Ended August 31,					Nine Months Ended May 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
Summary of Operations Data:
Net sales	$497,914	$510,557	$523,669	$534,952	$552,084	$401,947	$413,318
Cost of Products Sold	188,748	201,402	208,452	223,113	234,894	170,351	175,464
Gross Profit	309,166	309,155	315,217	311,839	317,190	231,596	237,854
Selling, Distribution, and Administrative	264,235	277,842	271,646	265,938	268,421	198,418	214,488
Corporate Allocation SD&A(1)	3,596	4,664	7,162	6,568	8,371	5,542	6,135
Special Charge	—	—	—	4,533	—	—	—
Operating Profit	44,384	27,095	37,216	37,234	40,049	27,285	17,041
Other Expense (Income)	2,349	1,666	2,006	2,130	4,226	3,185	3,779
Income Before Provision for Income Taxes	42,035	25,429	35,210	35,104	35,823	24,100	13,262
Provision for Income Taxes	16,486	9,101	14,890	12,044	14,548	8,951	6,159
Net Income	$25,549	$16,328	$20,320	$23,060	$21,275	$15,149	$7,103

Balance Sheet Data (at period end):
Cash and cash equivalents	$7,713	$4,139	$3,065	$11,794	$8,128	$11,924	$4,789
Total assets	238,162	226,371	232,439	249,516	248,373	255,847	249,005
Total debt	75,000	75,000	75,000	75,000	75,000	75,000	75,000
Parent’s equity	86,810	69,357	69,638	80,398	81,048	90,371	80,319

Other Data:
Operating working capital(2)	$109,452	$96,214	$101,979	$100,527	$101,013	$105,546	$108,713
EBITDA(3) (unaudited)	52,759	35,899	45,152	46,833	48,649	33,697	22,349
Adjusted EBITDA (unaudited)	52,759	37,899	44,153	48,684	48,649	33,697	29,149
Depreciation and amortization	8,369	8,595	8,243	9,090	8,397	6,398	5,276
Capital expenditures	11,242	8,728	9,995	12,921	5,533	3,094	3,395

(1)	SpinCo employees participate in Acuity Brands’ stock-based compensation programs that provide for the granting of Acuity Brands stock options, restricted stock awards, and employee stock purchase plan rights to employees and non-employee directors. The majority of the share-based compensation expense generated through the administration of these award programs does not affect SpinCo’s overall cash position. See Note 6 of Notes to Combined Financials Statements, where our share-based award programs are discussed further.

(2)	Operating working capital is defined as the sum of accounts receivable and inventory less accounts payable.
(3)	EBITDA and adjusted EBITDA are supplemental non-GAAP financial measures. GAAP means generally accepted accounting principles in the United States. EBITDA is equal to net income plus (a) interest expense, net; (b) provision for income taxes; and (c) depreciation and amortization. For this presentation, adjusted EBITDA is calculated by adding to EBITDA (a) certain charges for a fine incurred by us in connection with the wastewater investigation at our primary manufacturing facility in Atlanta, Georgia related to conduct that took place prior to 2003, as well as a charge taken in the third quarter of fiscal 2007 reflecting our best estimate of costs associated with voluntary environmental remediation efforts related to soil and groundwater contamination present at that manufacturing facility, and (b) a special charge we incurred in connection with our 2005 restructuring initiative, and excluding from EBITDA (a) gains resulting from of the sale of the National Chemical business (a water treatment business), and (b) gains from property-related sales that were unusual in nature given the infrequency with which we dispose of such facilities. For a description of our use of EBITDA and adjusted EBITDA and a reconciliation of these non-GAAP financial measures to net income, see the discussion and related table below.

We believe EBITDA and adjusted EBITDA are useful to an investor in evaluating our performance for the following reasons:

•

As discussed in the section entitled “Business—Environmental Regulation,” we recently paid a fine of $3.8 million ($2.0 million was recorded during fiscal year 2003 and $1.8 million was recorded during second quarter 2007) in connection with intentional misconduct on the part of certain non-executive employees resulting in our failure to comply with our wastewater discharge permit prior to 2003 at our primary manufacturing facility in Atlanta, Georgia. In connection with the investigation, the EPA and SpinCo each analyzed samples taken from certain sumps at this manufacturing facility, and the results led us to undertake further soil and groundwater studies. Based on the results to date of these studies, we plan to conduct voluntary remediation of the site and in May 2007 accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues over approximately five years at this site. The remediation will address issues that have developed in the past, during the almost fifty-year period we have been operating at the site. We believe that the expenses associated with this fine and remediation are non-recurring in nature and that such expenses are not reflective of our core operating performance. Accordingly, we believe it useful to exclude these expenses from adjusted EBITDA.

•

During fiscal 2005, we undertook a restructuring initiative designed to streamline operations, improve customer service, and reduce transaction costs. In connection with these restructuring activities, we incurred a special charge of $4.5 million during the second quarter of fiscal 2005 to reflect the costs associated with the elimination of 70 salaried positions worldwide. We believe it is useful to exclude this charge from adjusted EBITDA because it occurs infrequently and is unrelated to our core operating performance.

•

During fiscal 2004, we sold the National Chemical business, which marketed water treatment chemicals and services. While this sale was completed in fiscal 2004, we deferred the recognition of a portion of the total $1.5 million gain until the following fiscal year. This deferral was necessary because of concerns surrounding the collectibility of consideration promised in exchange for National Chemical. We have adjusted EBITDA to exclude the impact of the gains related to the sale of this business as the proceeds received from the sale are not relevant to our core ongoing operating performance.

•

We routinely dispose of certain classes of fixed assets in the normal course of business, such as equipment and vehicles used in the production and delivery of our products. Less frequent are sales of facilities operated by the company. However, in fiscal 2005, we recognized gains on such sales of $2.1 million. These sales were executed in fiscal 2005 pursuant to a specific review of our leased and owned facilities. While the evaluation of our resources is an on-going process, the company does not currently have plans involving similar facility sales and, therefore, believes it is useful to adjust EBITDA to present a financial measure that excludes gains from these sales. The above mentioned gains on facility sales have been included within Loss (gain) on sale of fixed assets on our Combined Statement of Operations.

•	We believe these measures are an important indicator of our operating strength and the performance of our business because they provide a link between profitability and operating cash flow.

•	We believe these measures adjust for items which are generally not indicative of our core operating performance.

•	We also believe that analysts and investors use EBITDA and adjusted EBITDA as supplemental measures to evaluate the overall operating performance of companies in our industry.

Our management uses EBITDA and adjusted EBITDA:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis as they remove the impact of items not directly resulting from our core operations;

•	to evaluate the effectiveness of our operational strategies; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

EBITDA and adjusted EBITDA as calculated by us are not necessarily comparable to similarly titled measures used by other companies. In addition, EBITDA and adjusted EBITDA: (a) do not represent net income or cash flows from operating activities as defined by GAAP; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating profit, net income, cash provided by operating activities, or our other financial information as determined under GAAP.

We believe the line item net income on our combined statement of operations is the most directly comparable GAAP measure to EBITDA and adjusted EBITDA. The table below reconciles net income to EBITDA and adjusted EBITDA for the periods presented.

(In thousands)	Years Ended August 31,					Nine Months Ended May 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
Net income	$25,549	$16,328	$20,320	$23,060	$21,275	$15,149	$7,103
Interest expense, net	2,355	1,875	1,699	2,639	4,429	3,199	3,811
Provision for income taxes	16,486	9,101	14,890	12,044	14,548	8,951	6,159
Depreciation and amortization	8,369	8,595	8,243	9,090	8,397	6,398	5,276

EBITDA (unaudited)	$52,759	$35,899	$45,152	$46,833	$48,649	$33,697	$22,349
Non-recurring environmental charges	—	2,000	—	—	—	—	6,800
Special charge	—	—	—	4,533	—	—	—
Gain on sale of National Chemical business	—	—	(999)	(538)	—	—	—
Gain on sale of facilities	—	—	—	(2,144)	—	—	—

Adjusted EBITDA (unaudited)	$52,759	$37,899	$44,153	$48,684	$48,649	$33,697	$29,149

Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since many changes will occur in our operations and capitalization as a result of our spin-off from Acuity Brands.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Financial Data,” the “Combined Financial Statements” including the notes thereto, and the other financial information included elsewhere in this information statement. Please see “Cautionary Statement Regarding Forward-Looking Statements” on page 16 for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Company

Acuity SpinCo, Inc. is currently a wholly owned subsidiary of Acuity Brands, Inc. Acuity Brands has decided to spin off SpinCo by distributing all of the SpinCo common stock to stockholders of Acuity Brands as a dividend. Before the date of the spin-off, we will enter into a distribution agreement with Acuity Brands containing the key provisions relating to the separation of our business from Acuity Brands. The transfer of assets, assumption of liabilities, and assignment of contracts will be accomplished pursuant to the distribution agreement. Our capital structure will be changed significantly at the date of the spin-off from Acuity Brands.

We are a leading producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Our product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, and pest and weed control products. We continually expand our product portfolio and service offerings through the introduction of new products and formulations as well as new services to meet the demands of the industry and our customers. We market these products and services under well recognized and established brand names, such as Zep®, Zep Commercial®, Enforcer®, and Selig™, some of which have been in existence for more than 70 years. We reach our customers through an experienced, international organization composed of more than 1,600 sales representatives, supported by highly skilled research and development and technical services teams, who collectively provide creative solutions for our customers’ diverse cleaning and maintenance needs by utilizing their extensive product expertise and providing customized value added services that we believe distinguish us among our competitors.

Basis of Presentation

The Combined Financial Statements have been prepared on the historical cost basis in accordance with U.S. generally accepted accounting principles and present our financial position, results of operations, and cash flows as derived from the historical financial statements of Acuity Brands as adjusted for certain corporate allocations. The accompanying unaudited combined financial statements as of May 31, 2007 and for the nine months ended May 31, 2007 and 2006 have been prepared on the same basis as the Combined Financial Statements and, in the opinion of management, reflect all normal and recurring adjustments considered necessary to present fairly our combined financial position. The combined results of operations for the nine months ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ending August 31, 2007, or for any other period.

Certain of Acuity Brands’ corporate assets, liabilities, and expenses have been allocated to us based on an estimate of the proportion of corporate amounts allocable to us and utilizing such factors as revenues, number of employees, and other relevant factors. Management believes that amounts allocated to us reflect a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company. However, these combined financial statements do not include all of the actual expenses that would have been incurred had we been a stand-alone entity during the periods presented and do not reflect our combined results of operations, financial position, and cash flows had we actually been a stand-alone company during the periods presented. The combined financial statements reflect an allocation of debt and related interest expense, as further described in Note 4 to the Notes to Combined Financial Statements.

Liquidity and Capital Resources

Our principal sources of liquidity are operating cash flows generated primarily from operating activities and various sources of borrowings. Our ability to generate sufficient cash flow from operations and to be able to access certain capital markets, including banks, is necessary for us to fund our operations, to pay dividends, to meet obligations as they become due, and to maintain compliance with covenants that may be contained in our financing agreements. Our ongoing liquidity will depend on a number of factors, including available cash resources, cash flow from operations, compliance with covenants contained in certain of our financing agreements, and the ability to access capital markets.

Total borrowings, as well as cash and cash equivalents, as presented in the accompanying historical combined financial statements are representative of the debt or cash and time deposits that we expect to incur upon our separation from Acuity Brands. Historically, Acuity Brands has centrally managed the majority of the consolidated company’s financing activities in order to optimize its costs of funding and financial flexibility at a corporate level. However, the debt carried in our historical combined financial statements has been adjusted to reflect our expected initial debt level at the distribution date and probable financing arrangements.

Based on our current cash on hand, expected financing arrangements to be in place at the distribution date, and current projections of cash flow from operations, management believes that we will be able to meet our liquidity needs over the next twelve months.

Cash Flow

We use available cash and cash flow provided by operating activities primarily to fund operations and capital expenditures. Historically, after these obligations were met, any excess domestic as well as periodic repatriations of certain foreign cash balances would be remitted to Acuity Brands.

Net cash flow provided by operating activities for the nine months ended May 31, 2007 and 2006 was $12.3 million and $11.7 million, respectively. Cash flow provided by operating activities during the nine months ended May 31, 2007 were impacted by net income generated during the current fiscal year and increased accrued liabilities as compared with fiscal 2006. The increase in accrued liabilities was due in part to charges pertaining to certain environmental matters and higher costs related to property and casualty insurance programs. The effect of net income and increased accrued liabilities on cash flow provided by operating activities was partially offset by cash used to fund operating working capital. Operating working capital is calculated by adding accounts receivable, net, plus inventories, and subtracting accounts payable. In fiscal 2006, net cash provided by operating activities totaled $28.5 million compared with $34.6 million and $30.0 million reported in fiscal 2005 and fiscal 2004, respectively. Net cash flow provided by operating activities declined in fiscal 2006 compared with fiscal 2005 by $6.1 million due primarily to an increase in accounts receivable resulting from higher net sales, the payment of liabilities related to the restructuring initiative executed in fiscal 2005, increased tax payments, payment of certain of our long-term liabilities, the timing of payments associated with our self-insurance programs, and a decrease in net income that was in part attributable to higher allocated corporate expenses from the parent company. The increase in allocated corporate expenses was influenced by the cost of Acuity Brands incentive-compensation based programs, which increased due to both improved operating performance as well as the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. The impact of these activities was partially offset by the increase in accounts payable. Net cash flow provided by operating activities increased by $4.6 million in fiscal 2005 from 2004 due primarily to increased net income, improved operating working capital management, and increased accrued compensation, the effects of which were partially offset by the increase in net deferred tax accounts and the sales driven increase in accounts receivable.

Management believes that investing in assets and programs that will over time increase the overall return on our invested capital is a key factor in driving stockholder value. We invested $5.5 million and $12.9 million in 2006 and 2005, respectively, primarily for new tooling, machinery, equipment, and information technology. We continue to invest in these items primarily to improve productivity and product quality, increase manufacturing efficiencies, and enhance customer service capabilities. We expect to invest approximately $6.0 million in fiscal 2007 for capital expenditures associated with equipment expected to enhance our operations and financial performance in the future.

Contractual Obligations

The following table summarizes our contractual obligations at August 31, 2006:

	Total	Payments Due by Period
(In thousands)		Less than One Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-Term Debt (1)	$75,000	$30,643	$302	$36,905	$7,150
Operating Leases (2)	35,508	7,007	10,286	7,464	10,751
Other Long-term Liabilities (3)	4,034	1,406	802	1,019	807

Total	$114,542	$39,056	$11,390	$45,388	$18,708

(1)	These long-term debt obligations are included in our Combined Balance Sheets. Amounts pertaining to our industrial revenue bond which matures in 2018 have been reflected as due “After 5 Years.” Interest rates associated with the industrial revenue bond reset weekly, however based on market rates obtainable at May 31, 2007 we anticipate incurring approximately $0.4 million in costs on an annual basis related to interest and financing fees.

The above tabular disclosure reflects amounts associated with the revolving credit facility that we anticipate obtaining on or about the distribution date, and those amounts have been presented as being due in “4 to 5 Years” as the revolving credit facility is expected to mature five years subsequent to issuance. The company also anticipates obtaining a receivables facility whose contractual terms will most likely cause that facility to be renewed on an annual basis. Thus, expected borrowings pertaining to the receivables facility have been reflected as due in “Less than One Year” in the table above. However, given our intent and ability to refinance these amounts, the accompanying Combined Balance Sheets reflect anticipated borrowings under the receivables facility as long-term debt. Borrowings made under both the receivables and revolving credit facilities will be dependent upon the future performance and liquidity needs of SpinCo. Therefore, the cash outlay required to service interest incurred on such borrowings is not known at this time. Financing fees associated with these facilities are expected to approximate $0.3 million on an annual basis. See Note 4 of Notes to Combined Financial Statements for additional information regarding our debt obligations.

(2)	Our operating lease obligations are described in Note 7 of Notes to Combined Financial Statements.

(3)	These amounts are included in our Combined Balance Sheets and largely represent other liabilities for which we are obligated to make future payments on pursuant to certain long-term incentive programs addressed within Note 6 of Notes to Combined Financial Statements. These amounts also include liabilities related to various severance agreements originated during the fiscal 2005 restructuring initiative. Estimates of the value and timing of these amounts are based on various assumptions, including interest rates and other variables.

Capitalization

Our current capital structure is composed principally of the equity of Acuity Brands and the expected credit facilities both discussed below and reflected in the historical Combined Financial Statements. We expect to assume approximately $75.0 million or refinance such amounts by new borrowings in connection with the spin-off. In connection with the spin-off, we intend to borrow up to $30.0 million under a new receivables facility and $37.5 million under a new revolving credit facility, all of which will be distributed to Acuity Brands in connection with the spin-off. Additionally, we intend to assume a $7.2 million industrial revenue bond due in 2018. We will also assume or refinance approximately $0.3 million of other debt in connection with the spin-off.

Receivables Facility

Prior to the spin-off we expect to enter into a receivables facility that would allow us to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. We expect the receivables facility to have a term of one year, renewable annually, and to bear interest at commercial paper rates plus an applicable margin.

Revolving Credit Facility

We expect to enter into a $100.0 million revolving credit facility that will mature in 2012. We expect the revolving credit facility to contain certain customary financial covenants. In addition, we expect the receivables facility and the revolving credit facility each to contain “material adverse effect” provisions such that, generally, if we were to experience an event causing a material adverse effect in our financial condition, operations, or properties, as defined in the agreements, additional future borrowings under either facility could be denied and payments on outstanding borrowings could be accelerated.

Industrial Revenue Bond

The $7.2 million industrial revenue bond due in 2018 is a tax-exempt variable rate instrument that resets on a weekly basis. The interest rate was approximately 3.4% and 3.8% for the bond at August 31, 2006 and May 31, 2007, respectively.

Dividends

Acuity SpinCo, Inc.

After the spin-off, we expect to pay a regular quarterly dividend at an initial annual rate of $0.16 per share (based on the expected distribution of one share of SpinCo common stock for every two shares of Acuity Brands). Our ability to fund a regular quarterly dividend will be impacted by our financial results and the availability of surplus funds. Delaware law prohibits the payment of dividends or otherwise distributing funds to our stockholders absent a legally available surplus. Our ability to generate positive cash flows from operating activities will directly affect our ability to make dividend payments. Also, restrictions under the instruments governing our indebtedness could impair our ability to make such payments. Effective as of the distribution date, payments on approximately $75.0 million of indebtedness and the quarterly dividend are expected to account for the majority of our financing activities.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated periodically in consideration of our financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors our board of directors deems relevant. We do not currently have plans to change our annual dividend rate.

Acuity Brands

Acuity Brands has announced that it plans to pay quarterly dividends on its common stock at an initial annual rate of $0.52 per share following the spin-off. The amount and timing of any dividend will be determined by the Acuity Brands board of directors.

All decisions regarding the declaration and payment of dividends by Acuity Brands is at the discretion of its board of directors and will be evaluated periodically in consideration of Acuity Brands’ financial condition, earnings, growth prospects, funding requirements, applicable law, and any other factors the board of directors deems relevant.

After taking into account the distribution ratio of one share of SpinCo common stock for every two shares of Acuity Brands common stock, the combined initial post-distribution quarterly dividend rates for SpinCo shares and Acuity Brands shares is identical to the dividend rate paid on Acuity Brands shares in the quarter ended May 31, 2007.

Results of Operations

Nine Months of Fiscal 2007 Compared with Nine Months of Fiscal 2006 (Unaudited)

The following table sets forth information comparing the components of net income for the nine months ended May 31, 2007 with the nine months ended May 31, 2006:

(in millions)	Nine Months Ended May 31,		Percent Change
	2007	2006
Net Sales	$413.3	$401.9	2.8%
Gross Profit	237.9	231.6	2.7%
Percent of net sales	57.5%	57.6%
Operating Profit	17.0	27.3	(37.5)%
Percent of net sales	4.1%	6.8%
Income before Provision for Taxes	13.3	24.1	(45.0)%
Percent of net sales	3.2%	6.0%
Net Income	$7.1	$15.1	(53.1)%

Net Sales

Our net sales for the first nine months of fiscal year 2007 were $413.3 million compared with $401.9 million reported for the year-ago period, representing an increase of $11.4 million, or 2.8%. Approximately three-quarters of this increase in net sales was attributable to favorable pricing in the North American markets. The remainder of the increase was attributable primarily to unit volume growth due to greater shipments in Europe. Additionally, the effect of foreign currency fluctuation favorably impacted net sales in the year-to-date period by $3.2 million.

Gross Profit

(in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Net Sales	$413.3	$401.9	$11.4	2.8%
Cost of Products Sold	175.5	170.4	5.1	3.0%
Percent of net sales	42.5%	42.4%
Gross Profit	$237.9	$231.6	$6.3	2.7%
Percent of net sales	57.5%	57.6%

Gross profit increased $6.3 million, or 2.7% to $237.9 million in the first nine months of fiscal 2007 compared with $231.6 million in the year-ago period. Improvement in gross profit was driven by the pricing and volume gains that resulted in the $11.4 million increase in net sales. The benefits from higher sales were partially offset by raw material and related freight cost increases of approximately $4.2 million compared with the same period in fiscal 2006. While the cost of raw materials rose compared with the same period in the previous year, the rate of increase decelerated during the first nine months of fiscal 2007. Gross profit margins declined 10 basis points to 57.5% of net sales in the first nine months of fiscal 2007 from 57.6% reported in the comparable year-ago period. Increased pricing that only recovers rising costs results in diluting the gross margin percentage.

Operating Profit

(in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Gross Profit	$237.9	$231.6	$6.3	2.7%
Percent of net sales	57.5%	57.6%
Selling, Distribution, and Administrative Expenses	220.6	204.0	16.7	8.2%
Loss (Gain) on sale of fixed assets	0.2	0.4	(0.2)	(45.9)%
Operating Profit	$17.0	$27.3	$(10.2)	(37.5)%
Percent of net sales	4.1%	6.8%

Our operating profit for the first nine months of fiscal year 2007 was $17.0 million compared with $27.3 million reported in the year-ago period, representing a decrease of $10.2 million, or 37.5%. Operating profit margin decreased to 4.1% in the first nine months of fiscal 2007 from 6.8% in first nine months of fiscal 2006. In addition to the aforementioned increased costs responsible for the reduction in gross profit margin, both operating profit and operating profit margin were negatively affected by the increase in certain costs included within selling, distribution, and administrative expenses. Selling, distribution, and administrative expenses increased to $220.6 million, or 53.4% of net sales, during the first nine months of fiscal 2007 from $204.0 million, or 50.7% of net sales, during the same year-ago period. Operating expenses in the first nine months of the current fiscal year were adversely impacted by $6.8 million of environmental charges associated with the resolution of the Department of Justice investigation into certain of our wastewater handling and reporting practices as well as to our best estimate of costs associated with the voluntary remediation of soil and groundwater contamination present at our primary manufacturing facility. This resolution and the remediation of site contamination are addressed further in Note 7 of the Notes to Combined Financial Statements. In the first nine months of fiscal 2007, we incurred increases in compensation costs of approximately $4.5 million due to inflationary wage adjustments, severances, and also developmental costs associated with hiring new sales representatives. Commissions earned by sales representatives increased approximately $1.5 million over the comparative year-ago nine month period as a result of increasing price and volumes. Also, property and casualty reserves associated with our insurance programs increased by $1.5 million in the current fiscal year due in part to higher claims experience.

Income before Provision for Taxes

(in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Operating Profit	$17.0	$27.3	$(10.2)	(37.5)%
Percent of net sales	4.1%	6.8%
Other Expense (Income)
Interest Expense, net	3.8	3.2	0.6	19.1%
Total Other Expense	3.8	3.2	0.6	18.6%
Income before Provision for Taxes	$13.3	$24.1	$(10.8)	(45.0)%
Percent of net sales	3.2%	6.0%

Other expense consisted primarily of interest expense incurred as a result of our outstanding debt obligations, most of which represent variable-rate debt instruments. Interest expense, net, was $3.8 million and $3.2 million in the first nine months of fiscal years 2007 and 2006, respectively. These increases were attributable to higher weighted-average interest rates experienced in the first nine months of fiscal 2007 compared with the same year-ago period as the amount of debt outstanding over those periods was constant at $75.0 million.

Provision for Taxes and Net Income

(in millions)	Nine Months Ended May 31,		Increase (Decrease)	Percent Change
	2007	2006
Income before Provision for Income Taxes	$13.3	$24.1	$(10.8)	(45.0)%
Percent of net sales	3.2%	6.0%
Provision for Income Taxes	6.2	9.0	(2.8)	(31.2)%
Effective tax rate	46.4%	37.1%
Net Income	$7.1	$15.1	$(8.0)	(53.1)%

Net income for the first nine months of fiscal year 2007 decreased $8.0 million, or 53.1%, to $7.1 million from $15.1 million reported in the first nine months of fiscal year 2006. The decrease in net income resulted primarily from the decrease in operating profit noted above as well as an increase in our effective tax rate.

The effective tax rate for the first nine months of fiscal year 2007 was 46.4%, compared with 37.1% in the first nine months of fiscal year 2006. The current period tax rate was adversely affected by the non-deductible fine incurred due to the wastewater investigation discussed further in Note 7 of the Notes to Combined Financial Statements. We will continue to evaluate our effective tax rate on a quarterly basis but, based on current facts and circumstances, expect the rate to be approximately 42.5% for the full fiscal year.

Fiscal 2006 Compared with Fiscal 2005

The following table sets forth information comparing the components of net income for the year ended August 31, 2006 with the year ended August 31, 2005:

(in millions)	Years Ended August 31,		Percent Change
	2006	2005
Net Sales	$552.1	$535.0	3.2%
Gross Profit	317.2	311.8	1.7%
Percent of net sales	57.5%	58.3%
Operating Profit	40.0	37.2	7.6%
Percent of net sales	7.3%	7.0%
Income before Provision for Taxes	35.8	35.1	2.0%
Percent of net sales	6.5%	6.6%
Net Income	$21.3	$23.1	(7.7)%

Net Sales

Our net sales were $552.1 million in 2006 compared with $535.0 million in 2005, representing an increase of $17.1 million or 3.2%. The increase in net sales was due primarily to more favorable pricing and the favorable impact of foreign currency translation on international sales, partially offset by lower unit volume in the commercial, industrial, and institutional end-market. The effect of foreign currency fluctuation favorably impacted net sales in fiscal year 2006 by $2.8 million.

Gross Profit

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Net Sales	$552.1	$535.0	$17.1	3.2%
Cost of Products Sold	234.9	223.1	11.8	5.3%
Percent of net sales	42.5%	41.7%
Gross Profit	$317.2	$311.8	$5.4	1.7%
Percent of net sales	57.5%	58.3%

Gross profit increased $5.4 million, or 1.7%, to $317.2 million in 2006 compared with $311.8 million in 2005. Gross profit benefited from the contributions of higher selling prices that resulted in the $17.1 million increase in net sales. Gross profit margins declined 80 basis points to 57.5% of net sales in fiscal 2006 from 58.3% reported in 2005. In fiscal 2006 our gross profit and gross profit margin were negatively affected by continuing raw material and related freight cost increases. Costs associated with raw materials and related freight increased approximately $8.7 million in fiscal 2006 compared with fiscal 2005. These increased costs followed a fiscal year during which the costs of certain commodities utilized in our manufacturing process had already reached record highs. Also, increased costs for labor, waste disposal, and utilities adversely impacted gross profit and related margin by $2.1 million in fiscal 2006 compared with the prior fiscal year. Although the impact of certain of these factors was offset by higher selling prices, the gross profit margin percentage was reduced due to the magnitude of the above mentioned increases.

Operating Profit

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Gross Profit	$317.2	$311.8	$5.4	1.7%
Percent of net sales	57.5%	58.3%
Selling, Distribution, and Administrative Expenses	276.8	272.5	4.3	1.6%
Special Charge	—	4.5	(4.5)	—
Loss (Gain) on sale of fixed assets	0.3	(1.9)	2.2	118.4%
Gain on sale of businesses	—	(0.5)	0.5	—
Operating Profit	$40.0	$37.2	$2.8	7.6%
Percent of net sales	7.3%	7.0%

Operating profit increased $2.8 million, or 7.6%, in 2006 to $40.0 million from $37.2 million reported in 2005. Operating profit margin improved to 7.3% in 2006 from 7.0% in 2005. Selling, distribution, and administrative expenses were $276.8 million, or 50.1% of net sales, in fiscal 2006 compared with $272.5 million, or 50.9% of net sales, in fiscal 2005. Higher selling, distribution, and administrative costs incurred during fiscal 2006 included the $1.6 million legal expense related to environmental contingencies as well as the $1.2 million pretax charge pertaining to a voluntary product recall, both of which are discussed further in Note 7 of the Notes to Combined Financial Statements. Selling, distribution, and administrative costs in fiscal 2006 were also affected by the allocation of expenses previously recorded by Acuity Brands’ corporate office. These allocated expenses increased approximately $1.8 million compared with the year-ago period due in part to the higher costs of Acuity Brands incentive-based compensation programs. The increased cost of these programs was attributable to both improved performance and the adoption of SFAS 123(R) Share-Based Payments. Additionally, operating profit was reduced by losses from asset sales that totaled $0.3 million in fiscal year 2006, whereas similar transactions resulted in a net gain of $1.9 million in the prior fiscal year. Other increased costs impacting selling, distribution, and administrative expenses included those associated with efforts to improve productivity and customer service and training for the company’s associates. Partially offsetting these fiscal 2006 increases was the absence of the $4.5 million pretax special charge recorded in fiscal 2005 related to a restructuring initiative. This restructuring initiative was undertaken in fiscal 2005 to streamline operations, improve customer service, and reduce transaction costs. We began to realize the benefits of actions undertaken in the second fiscal quarter 2005 restructuring prior to the end of that fiscal year and experienced incremental restructuring benefits in fiscal 2006. Additional expenses unique to fiscal 2005 included consulting and professional fees related to the purchase of an enterprise resource planning system and non-recurring bad debt expense associated with two unexpected customer bankruptcies.

Income before Provision for Taxes

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Operating Profit	$40.0	$37.2	$2.8	7.6%
Percent of net sales	7.3%	7.0%
Other Expense (Income)
Interest Expense, net	4.4	2.6	1.8	67.8%
Miscellaneous Expense (Income)	(0.2)	(0.5)	0.3	60.1%
Total Other Expense (Income)	4.2	2.1	2.1	98.4%
Income before Provision for Taxes	$35.8	$35.1	$0.7	2.0%
Percent of net sales	6.5%	6.6%

Other expense in fiscal 2006 consisted primarily of interest expense incurred as a result of our outstanding debt obligations, most of which represent variable-rate debt instruments. Interest expense, net, was $4.4 million and $2.6 million in the fiscal years ended August 31, 2006 and 2005, respectively. These increases were attributable to higher weighted-average interest rates experienced in fiscal 2006 compared with the same year-ago period as the amount of debt outstanding over those periods was constant at $75.0 million.

Provision for Taxes and Net Income

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2006	2005
Income before Provision for Taxes	$35.8	$35.1	$0.7	2.0%
Percent of net sales	6.5%	6.6%
Provision for Income Taxes	14.5	12.0	2.5	20.8%
Effective tax rate	40.6%	34.3%
Net Income	$21.3	$23.1	$(1.8)	(7.7)%

Net income for fiscal 2006 decreased $1.8 million to $21.3 million from $23.1 million reported in fiscal 2005, which included the pre-tax special charge of $4.5 million. This decrease reflects higher net interest expense, lower gains from asset sales, and a higher effective tax rate which offset the above mentioned increased operating profit.

The effective income tax rate was 40.6% and 34.3% in 2006 and 2005, respectively. The year-over-year variance is due primarily to a change in the valuation allowance on state tax credits as well as adjustments to deferred tax balances in our Italian operations and incremental income taxes resulting from the fiscal 2006 repatriation of undistributed earnings from certain of our foreign subsidiaries under the American Jobs Creation Act of 2004.

Fiscal 2005 Compared with Fiscal 2004

The following table sets forth information comparing the components of net income for the year ended August 31, 2005 with the year ended August 31, 2004:

(in millions)	Years Ended August 31,		Percent Change
	2005	2004
Net Sales	$535.0	$523.7	2.2%
Gross Profit	311.8	315.2	(1.1)%
Percent of net sales	58.3%	60.2%
Operating Profit	37.2	37.2	—
Percent of net sales	7.0%	7.1%
Income before Provision for Taxes	35.1	35.2	(0.3)%
Percent of net sales	6.6%	6.7%
Net Income	$23.1	$20.3	13.5%

Net Sales

Our net sales were $535.0 million in 2005 compared with $523.7 million in 2004, representing an increase of $11.3 million or 2.2%. The increase in 2005 net sales was due primarily to improved pricing in the commercial, industrial, and institutional end-market and the favorable impact of foreign currency exchange rate fluctuations of $6.2 million, partially offset by lower shipments to certain customers in the home improvement channel.

Gross Profit

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Net Sales	$535.0	$523.7	$11.3	2.2%
Cost of Products Sold	223.1	208.5	14.7	7.0%
Percent of net sales	41.7%	39.8%
Gross Profit	$311.8	$315.2	$(3.4)	(1.1)%
Percent of net sales	58.3%	60.2%

Gross profit and gross profit margins decreased to $311.8 million (58.3% of net sales in 2005) from $315.2 million (60.2% of net sales reported in 2004). Gross profit was adversely affected by the above mentioned volume decline in the home improvement channel. The implementation of our pricing strategies offset the negative impact that increased raw material and related freight costs had on gross profit. Costs associated with raw materials including packaging and petroleum based chemicals as well as related freight increased more than $11.0 million in fiscal 2005 compared with fiscal 2004. Although the impact of increased raw materials and related freight costs were offset by higher selling prices, the gross profit margin percentage was reduced due to the magnitude of the above mentioned increases.

Operating Profit

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Gross Profit	$311.8	$315.2	$(3.4)	(1.1)%
Percent of net sales	58.3%	60.2%
Selling, Distribution, and Administrative Expenses	272.5	278.8	(6.3)	(2.3)%
Special Charge	4.5	—	4.5	—
(Gain) Loss on sale of fixed assets	(1.9)	0.2	(2.1)	(1,088)%
Gain on sale of businesses	(0.5)	(1.0)	0.5	46.1%
Operating Profit	$37.2	$37.2	—	—
Percent of net sales	7.0%	7.1%

Operating profit remained constant in 2005 at $37.2 million with operating profit reported in the prior fiscal year. Operating profit margins declined to 7.0% in 2005 compared with 7.1% in 2004. Selling, distribution, and administrative expenses decreased $6.3 million to $272.5 million, or 50.9% of net sales, in fiscal 2005, from $278.8 million, or 53.2% of net sales, in fiscal 2004. Our administrative and selling expenses declined due in part to the reduction in expense associated with our property and casualty insurance and incentive compensation programs. Additionally, in response to rising costs of goods sold, we implemented aggressive cost containment measures focused in part on marketing and advertising costs which netted savings in fiscal 2005 over the same year-ago period. The benefits of these programs and other reductions in selling, distribution, and administrative were partially offset by the $2.1 million incurred in consulting and professional fees related to the purchase of the enterprise resource planning system and higher first year implementation costs associated with the Sarbanes-Oxley Act of 2002. Also impacting fiscal 2005 selling, distribution, and administrative cost was higher bad debt expense due primarily to two unexpected customer bankruptcies and higher commissions designed to reward sales representatives whose actions facilitate our pricing and growth strategies.

Operating profit in 2005 included a $4.5 million pretax restructuring charge recorded in the second quarter of the fiscal year. This restructuring initiative was undertaken to streamline operations, improve customer service, and reduce transaction costs. We were able to begin recouping the benefits of our restructuring investments prior to the conclusion of fiscal 2005. Operating profit also included a net gain of $1.9 million related to asset sales whereas we recognized a net loss in the prior fiscal year totaling $0.2 million with regard to similar transactions.

Income before Provision for Taxes

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Operating Profit	$37.2	$37.2	—	—
Percent of net sales	7.0%	7.1%
Other Expense (Income)
Interest Expense, net	2.6	1.7	0.9	55.3%
Miscellaneous Expense	(0.5)	0.3	(0.8)	(265.8)%
Total Other Expenses	2.1	2.0	0.1	6.2%
Income before Provision for Income Taxes	$35.1	$35.2	$(0.1)	(0.3)%
Percent of net sales	6.6%	6.7%

Other expense in fiscal 2005 consisted primarily of interest expense incurred as a result of our outstanding debt obligations, most of which represent variable-rate debt instruments. Interest expense, net, was $2.6 million and $1.7 million in the fiscal years ended August 31, 2005 and 2004, respectively. These increases were attributable to higher weighted-average interest rates experienced in fiscal 2005 compared with the same year-ago period, as the amount of debt outstanding over those periods was constant at $75.0 million.

Provision for Taxes and Net Income

(in millions)	Years Ended August 31,		Increase (Decrease)	Percent Change
	2005	2004
Income before Provision for Income Taxes	$35.1	$35.2	$(0.1)	(0.3)%
Percent of net sales	6.6%	6.7%
Provision for Income Taxes	12.0	14.9	(2.8)	(19.1)%
Effective tax rate	34.3%	42.3%
Net Income	$23.1	$20.3	$2.7	13.5%

Net income for 2005 increased $2.7 million to $23.1 million from $20.3 million reported in 2004. The year-over-year increase in net income resulted primarily from the combined benefits of operating profit and other income discussed above as well as a reduced effective tax rate.

The effective income tax rate was 34.3% and 42.3% in 2005 and 2004, respectively. The decrease in the rate in fiscal 2005 was primarily the result of tax credits associated with certain non-recurring events and state tax benefits.

Outlook

While certain of our brands have been in existence for more than 70 years, the spin-off is expected to create a singular focus and allow for greater investment in the growth strategies outlined in this document. These strategies are designed to accelerate our profitable growth by improving operating efficiency, enhancing our sales organization, and instilling a culture of continuous improvement.

While we expect these factors to provide growth opportunity and value to stockholders, SpinCo is not without challenges in the years ahead. We are faced with execution risk around accomplishing our key strategic initiatives. In addition, during the past three years, SpinCo has been faced with rapidly increasing commodity costs which required us to raise prices more frequently, which we believe had a negative impact on volumes. We will continue to monitor economic variables such as costs for energy, raw materials, and components; potential economic repercussions that could result from instability caused by worldwide political events; and the potential for changes in competition, including pricing.

However, all this notwithstanding, we believe there are positive opportunities in the year ahead. We intend to make meaningful progress in the execution of our strategic initiatives in the coming year. We also expect to introduce new products and explore opportunities to enter new channels to further fuel growth and expand our presence in the market. We are excited about our future prospects and opportunities to drive performance and enhance stockholder value.

Accounting Standards Adopted in Fiscal 2007

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-03”). The consensus reached in EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006, and thus became effective for us during the third quarter of fiscal 2007. As a matter of accounting policy, we record all taxes within the scope of EITF 06-03 on a net basis.

Accounting Standards Adopted in Fiscal 2006

In September 2005, the FASB ratified the consensus reached by the EITF on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 defines when a purchase and a sale of inventory with the same party that operates in the same line of business should be considered a single non-monetary transaction subject to Accounting Principles Board Opinion 29, Accounting for Non-monetary Transactions. The EITF agreed this Issue should be applied to new arrangements entered into in reporting periods beginning after March 15, 2006, and to all inventory transactions that are completed after December 15, 2006, for arrangements entered into prior to March 15, 2006. SpinCo has determined the impact of the adoption of EITF 04-13 will be immaterial to our results of operations and financial position.

On October 22, 2004, the American Jobs Creation Act of 2004 (“Jobs Creation Act”) was signed into law. This legislation provides for the optional repatriation of cash from foreign subsidiaries allowing an 85% deduction on dividends received, subject to a number of limitations. In December 2004, the FASB issued Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP No. 109-2”), indicating that the lack of clarification of certain provisions within the Jobs Creation Act and the timing of the enactment necessitate a practical exception to the Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Creation Act on its plans for reinvestment or repatriation of foreign earnings. FSP No. 109-2 requires that the provisions of SFAS No. 109 be applied as an enterprise decides on its plan for reinvestment or repatriation of its unremitted foreign earnings. During August 2006, Acuity Brands repatriated a total of $9.2 million in SpinCo’s previously undistributed foreign earnings and basis in accordance with the provisions afforded by the Jobs Creation Act. The total income tax provision associated with the repatriation was approximately $0.5 million, which affected our fiscal 2006 effective tax rate by approximately 1.5%. See Note 9 of the Notes to Combined Financial Statements for further information regarding how this repatriation affected our results of operations.

The FASB also issued Staff Position 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FSP No. 109-1”) in connection with the Jobs Creation Act. Under the guidance in FSP No. 109-1, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of the deduction is to be reported in the period in which the deduction is claimed on the company’s tax return. Accordingly, Acuity Brands treated qualifying dividends repatriated in August 2006 under the Jobs Creation Act as a special deduction as defined by SFAS No. 109.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. It does not specify a preference for a type of valuation model to be used when measuring fair value. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. We adopted SFAS No. 123(R) on September 1, 2005 using the modified-prospective transition method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No. 123(R). SpinCo has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R), which are reflected in our related disclosures dealing with share-based awards issued in Acuity Brands’ equity. See the Critical Accounting Estimates section of Management’s Discussion and Analysis of Financial Condition and Results of Operations as well as Notes 2 and 6 of the Notes to Combined Financial Statements for more information.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. We adopted FIN 47 during fiscal 2006. Adoption of this interpretation did not have a significant effect on our combined results of operations or financial position.

Accounting Standards Yet to be Adopted

In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is less complex than using the hedge-accounting requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is therefore effective for the company beginning in fiscal year 2009. We are currently assessing the effect of implementing this guidance, which is dependent upon the nature and extent of eligible items elected to be measured at fair value upon initial application of the standard. However, we do not expect the adoption of SFAS No. 159 to have a material impact on our results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS

No. 158”). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance. The provisions governing recognition of the funded status of a defined benefit plan and related disclosures are effective as of the end of fiscal years ending after December 15, 2006, and are therefore effective for us at the end of fiscal year 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, and is therefore effective for us in fiscal year 2009. We do not expect the adoption of SFAS No. 158 to have a material impact on our results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and expands disclosure requirements pertaining to fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, and is therefore effective for us beginning in fiscal year 2009. We are currently evaluating the impact that this guidance will have on its results of operations and financial position.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement implications of tax positions taken or expected to be taken in a company’s tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of such positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is therefore effective for us in fiscal year 2008. We are in the process of evaluating the impact FIN 48 will have on our results of operations and financial position.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006, and is therefore effective for us in fiscal year 2008. Earlier adoption is permitted, provided companies have not yet issued financial statements, including interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 to have a material impact on our results of operations.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This pronouncement was not yet effective for us in fiscal 2006, however we adopted SFAS No. 154 during the first quarter of fiscal 2007 without a material effect on our combined results of operations or financial position.

Critical Accounting Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations addresses the financial condition and results of operations as reflected in our Combined Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. As discussed in Note 1 of the Notes to Combined Financial Statements, the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expense during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation; depreciation, amortization, and the recoverability of long-lived assets, including intangible assets; share-based compensation expense; medical, product warranty, and other reserves; litigation; and environmental matters. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. Management discusses the development of accounting estimates with our Audit Committee. See Note 1 of the Notes to Combined Financial Statements for a summary of our accounting policies.

We believe the following represent our critical accounting estimates:

Inventories

Inventories include materials, direct labor, and related manufacturing overhead, and are stated at the lower of cost (on a first-in, first-out or average cost basis) or market. Management reviews inventory quantities on hand and records a provision for excess or obsolete inventory primarily based on estimated future demand as a function of historical buying patterns and current market conditions. A significant change in customer demand or market conditions could render certain inventory obsolete and thus could have a material adverse impact on our operating results in the period the change occurs.

Long-Lived and Intangible Assets and Goodwill

We review goodwill and intangible assets with indefinite useful lives for impairment on an annual basis or on an interim basis if an event occurs that might reduce the fair value of the long-lived asset below its carrying value. All other long-lived and intangible assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized based on the difference between the carrying value of the asset and its estimated fair value, which would be determined based on either discounted future cash flows or other appropriate fair value methods. The evaluation of goodwill and intangibles with indefinite useful lives for impairment requires management to use significant judgments and estimates including, but not limited to, projected future net sales, operating results, and cash flows of our business.

Although management currently believes that the estimates used in the evaluation of goodwill and intangibles with indefinite lives are reasonable, differences between actual and expected net sales, operating results, and cash flows could cause these assets to be deemed impaired. If this were to occur, we would be required to charge to operations the write-down in value of such assets, which could have a material adverse effect on our results of operations and financial position, but not our cash flow from operations.

Self-Insurance

It is our policy to self-insure, up to certain limits, certain risks including workers’ compensation, comprehensive general liability, and auto liability. Based on an independent actuary’s estimate of the aggregate liability for claims incurred, a provision for claims under this self-insured program is revised and recorded annually. We are also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property and business interruptions resulting from such loss. Insurance coverage is maintained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. We are fully self-insured for certain other types of liabilities, including employment practices, environmental, product recall, and patent infringement. The actuarial estimates are subject to uncertainty from various sources, including, among others, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although we believe that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense, and cash flow.

We are also self-insured for the majority of our medical benefit plans. We estimate our aggregate liability for claims incurred by applying a lag factor to our historical claims and administrative cost experience. The appropriateness of the lag factor is evaluated at least annually and, if necessary, revised upon review. Although management believes that the current estimates are reasonable, significant differences related to claim reporting patterns, plan designs, legislation, and general economic conditions could materially affect our medical benefit plan liabilities, future expense, and cash flow.

Share-Based Compensation Expense

On September 1, 2005, we adopted SFAS No. 123(R), which requires compensation cost relating to share-based payment transactions be recognized in the financial statements based on the estimated fair value of the equity or liability instrument issued. We adopted SFAS No. 123(R) using the modified prospective method and applied it to the accounting for stock options, restricted shares, and share units representing certain deferrals into the Supplemental Deferred Savings Plan (which is discussed further in Note 6 of the Notes to Combined Financial Statements). Under the modified prospective method, share-based expense recognized after adoption includes: (a) share-based expense for all awards granted prior to, but not yet vested as of September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and (b) share-based expense for all awards granted subsequent to September 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Share-based expense includes expense related to restricted stock and options issued, as well as share units deferred into the Supplemental Deferred Savings Plan. We incurred $2.4 million and $2.0 million of share-based expense for the year-to-date periods ended May 31, 2007 and May 31, 2006, respectively. We incurred $3.4 million, $2.3 million, and $2.2 million of share-based expense for the years ended August 31, 2006, 2005, and 2004, respectively. Prior to September 1, 2005, as permitted by SFAS 123, we accounted for share-based payments to employees using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and, therefore, recorded no share-based expense for employee stock options. Results for prior periods have not been restated. We continue to account for any awards with graded vesting on a straight-line basis.

SFAS No. 123(R) does not specify a preference for a type of valuation model to be used when measuring the fair value of share-based payments, and we will continue to employ the Black-Scholes model in deriving the fair value estimates of such awards. SFAS No. 123(R) requires forfeitures of share-based awards to be estimated at time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates. Therefore, expense related to share-based payments and recognized in fiscal 2006 has been reduced for estimated forfeitures. Our assumptions used in the Black-Scholes model remain otherwise unaffected by the implementation of this pronouncement. As of August 31, 2006, there was $3.5 million of total unrecognized compensation cost related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.3 years. As of August 31, 2006, there was $0.04 million of total unrecognized compensation cost related to unvested options. That cost is expected to be recognized over a weighted-average period of one year. The cumulative effect of adoption of SFAS No. 123(R) was insignificant to our results of operations. Also, the majority of the share-based compensation expense generated through the administration of our share-based award programs does not affect SpinCo’s overall cash position. Therefore, certain of these expenses have been reflected as other non-cash charges within our Combined Statement of Cash Flows and Combined Statements of Parent’s Equity and Comprehensive Income. Forfeitures were estimated based on historical experience. If factors change causing different assumptions to be made in future periods, compensation expense recorded pursuant to SFAS No. 123(R) may differ significantly from that recorded in the current period. See Notes 2 and 6 of the

Notes to Combined Financial Statements for more information regarding the assumptions used in estimating the fair value of stock options as well as for the financial implications associated with the adoption of SFAS No. 123(R).

Litigation

We recognize expense for legal claims when payments associated with the claims become probable and can be reasonably estimated. Due to the difficulty in estimating costs of resolving legal claims, actual costs may be substantially higher or lower than the amounts reserved.

Environmental Matters

We recognize expense for known environmental claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual cost of resolving environmental issues may be higher or lower than that reserved primarily due to difficulty in estimating such costs and potential changes in the status of government regulations. We are self-insured for most environmental matters.

Quantitative and Qualitative Disclosures About Market Risk

General

We are exposed to market risks that may impact our financial statements due primarily to changing interest rates and foreign exchange rates. The following discussion provides additional information regarding our market risks.

Interest Rates

Interest rate fluctuations expose our variable-rate debt to changes in interest expense and cash flows. The substantial majority of long-term debt outstanding at May 31, 2007 was attributable to facilities with variable interest rates. Based on anticipated borrowings as of the distribution date, the potential change in annual interest expense resulting from a hypothetical 10% fluctuation in market interest rates is estimated to be approximately $0.4 million. See Note 4 of the Notes to Combined Financial Statements for additional information regarding our long-term debt.

Foreign Exchange Rates

The majority of our net sales, expense, and capital purchases are transacted in United States dollars. However, exposure with respect to foreign exchange rate fluctuation exists due to our operations in Canada and Europe. A hypothetical fluctuation in the Canadian dollar and Euro of 10% would impact operating profit by approximately $0.8 million and $0.4 million, respectively. The impact of these hypothetical currency fluctuations has been calculated in isolation from any response we would undertake to address such exchange rate changes in our foreign markets.

Fluctuations in Commodity Prices

The key raw materials used in our products are surfactants, polymers and resins, fragrances, solvents, and other petroleum-based materials and packaging materials. We do not expect to engage in significant commodity hedging transactions for raw materials, though we have committed and will continue to commit to purchase certain materials for specified periods of time. Many of the raw materials that we use are petroleum-based and, therefore, subject to the availability and price of oil. Significant increases in the prices of our products due to increases in the cost of raw materials or packaging materials could have a negative effect on demand for products and on profitability. Failure to effectively manage future increases in the costs of these materials could adversely affect our operating margins and cash flow. Furthermore, there is a limited number of suppliers for some of our raw materials, packaging materials, and finished goods. Our profitability, volume, and cash flow could be negatively impacted by limitations inherent within the supply chain of certain of these materials, including competitive conditions, governmental issues, legal issues, natural disasters, and other events that could impact both the availability and price of the materials.

BUSINESS

Overview

We are a leading producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. Our product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, and pest and weed control products. We continually expand our product portfolio and service offerings through the introduction of new products and formulations as well as new services to meet the demands of the industry and our customers. We market these products and services under well recognized and established brand names, such as Zep®, Zep Commercial®, Enforcer®, and Selig™, some of which have been in existence for more than 70 years. We reach our customers through an experienced, international organization composed of more than 1,600 sales representatives, supported by highly skilled research and development and technical services teams, who collectively provide creative solutions for our customers’ diverse cleaning and maintenance needs by utilizing their extensive product expertise and providing customized value added services that we believe distinguish us among our competitors. Our highly trained and experienced representatives further differentiate us from our competition by providing knowledge and consultation that reduces our customers’ total cost of ownership.

Through our direct sales organization, we provide convenient, highly effective cleaning and maintenance solutions to approximately 350,000 customers in a broad array of commercial, industrial, and institutional end-markets, including transportation, food processing and service, manufacturing, government, and housekeeping. These customers include government entities and businesses ranging from small sole proprietorships to large corporations. In addition, our products are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through large and small home improvement retailers. The home improvement channel is supported by sales and management personnel who focus on customers such as The Home Depot, Wal-Mart, Ace Hardware, True Value, Lowe’s, Menard’s, and HD Supply.

We sell our products to customers primarily in the United States (81% of 2006 net sales), Canada (11% of 2006 net sales), and Western Europe (8% of 2006 net sales). For the fiscal year ended August 31, 2006, we generated net sales of $552.1 million, net income of $21.3 million, and EBITDA of $48.6 million.

Brands

The following table illustrates our strong portfolio of brands that provide customers with highly valued products and services across a broad array of commercial, industrial, institutional, and consumer end-markets.

Brands	Product Description
Zep is our flagship brand and represents our largest portfolio of cleaning and maintenance products and solutions for commercial, industrial, and institutional customers needing highly effective product solutions and professional technical support. The Zep brand spans all our product categories and has been trusted by customers for more than 70 years.

Zep Commercial provides professional cleaning and plumbing chemical products targeted to contractors and small business owners and are currently sold through The Home Depot and HD Supply. We believe Zep Commercial is the brand of choice for those who need professional strength products that are convenient, safe, and easy to use. The Zep Commercial brand leverages the Zep image and consistently occupies the most shelf space of any chemicals supplier in the cleaning and plumbing product aisles at The Home Depot.

Brands	Product Description
The Enforcer brand provides retail plumbing and pest and weed control products sold through home improvement retailers such as True Value, Ace Hardware, and Wal-Mart.

Selig offers commercial, industrial, and institutional customers a broad range of cleaning solutions sold largely in the Southeastern U.S through a direct sales force. Selig, which has been trusted by customers for 111 years, is also now available through home improvement retailers under the Selig Commercial brand.

In addition to our branded products, we manufacture private label products for leading retailers and wholesale distributors and have licenses for two other brands, ArmorAll® Professional brand and a line of cleaners under the Rubbermaid® Commercial brand name. We licensed the ArmorAll Professional name from Clorox in 2002 to produce and sell a premium line of cleaning products for car washes. In 2003, we licensed and developed a line of cleaners under the Rubbermaid brand name that we currently sell primarily to Wal-Mart and Menard’s.

Industry

According to the 2006 Kline Group report, the United States commercial, industrial, and institutional cleaning chemicals market is an estimated $9.6 billion market. We believe we are one of the top four market leaders, which together hold slightly more than 40% of the total market share. We estimate that our greater than 3% market share trails only that of Ecolab and JohnsonDiversey. The market is highly fragmented and is served by hundreds of regional and niche participants who sell either directly to end-users or through distributors. Approximately two-thirds of the market is currently served through distributors while one-third of the market is currently served through direct sales. We are a market leader in the direct sales channel and the significant majority of our historical revenues have come from this channel. In general, the commercial, industrial, and institutional end-market enjoys growth consistent with GDP due to favorable end-market demographics, increasing government regulations, health and safety concerns, and consumer demand for cleanliness.

Additionally, based on our estimates and industry research, we estimate the total size of the retail cleaning chemicals market is approximately $5.5 billion. This market is served through channels including grocery, mass merchandisers, home improvement, drug, and other specialty retailers. We primarily sell through the home improvement channel, which only serves a portion of the overall retail cleaning chemicals market. We believe sales through the home improvement channel are experiencing above market growth as customers diversify their purchasing locations.

While consumption of cleaning and maintenance products is somewhat discretionary, in health-driven, sophisticated markets such as North America and Western Europe, health and safety regulations and customer expectations buffer demand downturns. Increased legislation regulating food, health, and safety requires increased frequency of use, thus fueling increases in demand. Health and safety regulations are also shrinking the pool of available chemicals. Together, these trends are driving demand and development of improved product formulations and application methods.

We believe end-users in our markets are beginning to demand more effective and efficient products. Additionally, many corporate buyers are increasing centralized corporate buying activities and consolidating their respective purchases and suppliers. These demand factors should offer opportunities for broad product line suppliers like us, with national presence and support, formulation expertise, and distribution capabilities.

Competitive Strengths

Leading Market Position. We compete in the highly competitive, highly fragmented commercial, industrial, and institutional cleaning and maintenance solutions market. A few, very large competitors, including us, lead the industry with numerous local and regional niche companies comprising the balance of sales in the market. Competition in the industry is based on brand recognition, price, product quality, and customer service. We perform best where there is a high level of customer interest in the product and we can leverage our direct sales model to provide value added services, including product expertise, solutions, training, inventory management, and service. According to the 2006 Kline Group study, we are the leading supplier of janitorial and housekeeping cleaning and maintenance chemicals in the United States manufacturing end-market and the second ranked supplier of cleaning and maintenance chemical products for the meat processing and baking industries in the food processing and service end-market. We also hold a strong position in the highly fragmented government and schools end-market and vehicle maintenance and vehicle wash categories in the transportation end-market. We believe the total market for cleaning products in these sub-categories exceeds $2 billion. In the home improvement channel, we are The Home Depot’s largest supplier of cleaning and plumbing chemical products for resale to end-users.

Strong Brand Name Recognition. We sell our products under well-established brand names, including Zep, Zep Commercial, Enforcer, and Selig. In addition, in certain niche markets we have licensing agreements to sell our products under the ArmorAll Professional and Rubbermaid Commercial brands. Zep and Selig, with more than 70 and 111 years of branded existence, respectively, have been industry stalwarts in the cleaning and maintenance solutions market. We believe our brand names are well known for the effectiveness of their products and value of their service, including technical support, across a broad range of applications, which contributes to the popularity of our offerings with our customers. Our brand name reputation has resulted in SpinCo’s supplying the broadest selection of professional cleaning chemical products to The Home Depot for the past 10 years.

High Performance Products. We believe our unique formulations produce superior results for our customers. Our direct sales force and research and development chemists work closely with customers to create new products and to offer tailored product formulations for our customers’ specific cleaning and maintenance needs. This feedback and collaboration has also led to new product innovation, such as the recent expansion of our GreenLinkTM line of environmentally preferred products. Our GreenLink products include floor care, bathroom care, food service, hand care, drain care, carpet care, general purpose cleaners, degreasers, and vehicle maintenance products. We believe our GreenLink products are superior to our competitors’ products both in terms of breadth and efficacy. The strength and range of all our product offerings provide customers with the performance level they demand, solving their cleaning problems in a cost effective manner. Many of our products eliminate the need for multiple cleaning products and reduce the total time and effort expended on cleaning and maintenance activities, while other of our products are available in concentrated forms and provide effective cleaning at a lower cost per use. Our confidence in our products allows us to offer “money back guarantees” to our commercial, industrial, and institutional customers and to stand behind our “professional strength” marketing in the sale of our products in the home improvement channel.

Strong Sales Representative Relationships with Value Added Service. We have an experienced team of sales representatives that calls on and services our customers directly. Our well-trained sales and service representatives, supported by our highly skilled research and development and technical services teams, can provide creative customized solutions for our customers’ diverse cleaning and maintenance needs by providing value added services including proper application uses, safety aspects, product selection, specific formulations, inventory management, customer employee training, and equipment and dispensers. Our sales force provides our customers with a total cost of ownership solution that we believe is superior to our competitors’ offerings. In addition, this direct contact with our customers provides us with critical information for new product launches, while offering a service that we believe most competitors cannot match. Over time, our representatives build trusted relationships with customers that in many cases have lasted decades.

Customer and End-Market Diversification. We have more than 2,300 unique formulations that we sell through our direct sales force to approximately 350,000 customers in the commercial, industrial, institutional, and consumer end-markets. With many of these customers we have developed long standing and close relationships. We offer a broad line of cleaning and maintenance products, including anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor care, sanitizers, and pest and weed control products. We market these products to an even broader spectrum of end-markets including transportation, food processing and service, manufacturing, government, and housekeeping. In addition, our products are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through large and small home improvement retailers. We believe that the diversity of our products and customer base can help mitigate the effects of downturns in individual product categories or end-markets.

Significant Cash Flow Generation and Strong Financial Position. Our business has historically generated strong and stable free cash flows with adjusted EBITDA of $48.6 million and $29.1 million for the year ended August 31, 2006 and the nine months ended May 31, 2007, respectively. We also believe our balance sheet will be conservatively leveraged at the outset of the spin-off with approximately $75.0 million in total debt. This financial flexibility will enable us to invest capital to strengthen our core operations and evaluate potential acquisition opportunities to gain access to new brands, markets, and channels. Our cash flow generation and strong financial position will also allow us to decrease our leverage if desired.

Business Strategies and Opportunities

As a stand-alone company following the spin-off, we expect to more intently focus on and accelerate the implementation of our key strategic initiatives to better optimize available business opportunities and to position ourselves for sustained profitable growth. Our primary objectives are to consistently provide superior value to our customers, exceptional opportunities for our associates, and substantial returns for our stockholders. In order to achieve our objectives and to profitably grow our company, we have implemented strategies to optimize operating efficiencies, enhance our sales organization, expand our access to new markets and new channels, and instill a culture of continuous improvement to strengthen our existing business. We believe these strategies will provide a foundation for our business to continue to profitably grow through introducing new products and services and entering new sales channels.

Enhance Sales Productivity. The continued strength of our sales force and quality of service are critical to the continued long-term success of our business. We intend to build on this strength by accelerating our investment in the continued development of our team of sales representatives and managers through improved recruitment, training, professional development, and new incentive compensation programs. We are advancing programs designed to better standardize our sales processes and share best practices from our top performing representatives and managers. We also have complemented our field sales operations with a small but productive inside sales team focused on stimulating purchasing activity of existing customers that have not purchased our products in the last six months. We believe that operating as an independent public company will also allow us to implement more effective incentive programs that are directly aligned with SpinCo stockholders to focus the sales organization on profitability and targeted end-markets and product categories. Together, we believe these improvements will further build on the competitive strengths of our sales force.

Optimize Operating Efficiency through Continuous Improvement. In the past year we have invested additional resources to enhance our overall operating efficiency through the application of Lean principles throughout our supply chain and transactional business processes to drive substantial improvements in productivity, customer service, product quality, product cost, and new product development. One of our initiatives is to improve throughput on many of our production lines, which has increased production capacity and reduced inventory. We believe significant additional opportunities exist to improve operations and increase our profit margins by streamlining our business processes to lower operating expenses, redesigning our production lines for maximum manufacturing and distribution flexibility, reducing non-value added activities and working capital needs, consolidating our operations, and improving overall quality. These efforts are improving our cost structure and building a culture of continuous improvement that are instrumental in laying the foundation for more profitable growth.

Accelerate Growth in Targeted Market Segments. We believe there are meaningful opportunities to grow our business within our existing customer base, add new customers, and expand our product and service offerings. We continue to focus our sales, marketing, and product development efforts by targeting the fastest growing categories in our markets in areas where we can leverage our competitive strengths, such as transportation, food processing and service, hospitality, government, and schools. We will continue to invest in our brands and build upon our brand awareness through promotional efforts, product repackaging, and targeted advertising. In addition, we intend to expand our offering of environmentally preferred products under the GreenLink trademark. Overall, we believe that we can leverage our high quality and environmentally preferable products, manufacturing skills, channel relationships, and highly knowledgeable sales force to effectively enter new end-markets.

Expand into Alternative Sales Channels. We believe we can grow our business by selling our product and service solutions through new channels where we have not previously focused our resources. We will aggressively leverage the capabilities of our organization and our superior products in an effort to explore the sales opportunities that the broader market offers. According to the 2006 Kline Group study, wholesale distribution comprises approximately $6.4 billion of the estimated $9.6 billion commercial, industrial, and institutional cleaning chemicals market. We see significant opportunity to grow in this segment through new and innovative programs that leverage the strength of our knowledgeable sales organization. Additionally, industry dynamics are causing some large customers to move to national supplier bidding systems. Given our size and geographical coverage, we believe we are well positioned to take advantage of this industry trend, and we have initiated a direct bid program to compete on these larger national contracts.

Pursue Strategic Acquisitions that Complement our Strong Platform. We continue to focus on growing our existing business. Our growth strategy includes making potential complementary acquisitions that increase our scale and provide us access to new markets, brands, products, and sales capabilities. We believe the fragmentation in our markets will provide attractive acquisition targets that will complement our existing business. In addition, we believe our conservative leverage profile and strong cash flow generation will give us the financial flexibility to execute value-creating acquisition plans.

Our Products, Services, and Customers

Products. We produce a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer customers. We have more than 2,300 unique formulations that are used in manufacturing products for our customers.

Services. We have a well-trained and experienced sales team, supported by our highly skilled research and development and technical services teams that provide creative customized solutions for our customers’ diverse cleaning and maintenance needs. We provide value added services to customers on application uses, safety aspects, product selection, specific formulations, inventory management, customer employee training, and equipment and dispensers. Accordingly, our customers benefit from a more effective solution that includes a total cost of ownership for their cleaning and maintenance needs that we believe is superior to our competitors’ offerings.

Customers. We sell cleaning and maintenance solutions directly to approximately 350,000 customers. Our commercial, industrial, and institutional customers include government entities and businesses ranging from small sole proprietorships to large corporations. In addition, our cleaning and maintenance solutions are sold to contractors, small business owners, and homeowners who want to purchase professional strength cleaning products through home improvement retailers such as The Home Depot, Wal-Mart, Ace Hardware, True Value, Lowe’s, Menard’s, and HD Supply. The Home Depot, our largest customer, accounted for approximately 12% of our net sales during the fiscal years ended August 31, 2004, 2005, and 2006 and 11% of our net sales during the nine months ended May 31, 2007 and 2006, respectively. Our next largest customer accounted for less than 2% of our net sales during the fiscal years ended August 31, 2004, 2005, and 2006 and the nine months ended May 31, 2007.

Our cleaning and maintenance solutions are developed for customers in targeted end-markets, including the transportation, food processing and service, manufacturing, government, housekeeping, and contractors and small business owners markets. A summary of our product offerings, our representative brands, and the customers served in each of these end-markets is provided in the table below.

END-MARKETS	KEY PRODUCTS OFFERED	BRANDS	CUSTOMERS
TRANSPORTATION	Interior and exterior vehicle cleaning products, solvents, degreasers, parts washers, lubricants, and hand care products	• Zep • Selig • ArmorAll Professional	Automotive repair facilities, car washes, car dealers, aircraft, public transport, car rental facilities, trucks, trains, and construction vehicles

FOOD PROCESSING AND SERVICE	Cleaners and sanitizers, kitchen cleaners, deodorizers, hand care products, and dispensing equipment	• Zep • Selig	Farms, meat processing facilities, bakeries, grocery stores, and full and quick-serve restaurants

MANUFACTURING	Cleaners, degreasers, solvents, parts washers, lubricants, and hand care products	• Zep • Selig	Professional maintenance and engineering staff in manufacturing, pharmaceutical, and mining industries

GOVERNMENT	Cleaners, degreasers, floor care, hand care products, deodorizers, and dispensing equipment	• Zep • Selig	Federal, state and local government agencies, including cities, school districts, military, and police and fire departments

HOUSEKEEPING	Floor care, laundry systems, bathroom care, glass care, deodorizers, hand care products, and other janitorial products	• Zep • Selig	Hospitality, healthcare, entertainment, and other industries that use janitorial housekeeping products

CONTRACTORS AND SMALL BUSINESS OWNERS	Cleaners, degreasers, floor care, bathroom care, glass care, drain care, pressure wash products, and pest control products	• Zep Commercial • Enforcer • Selig Commercial • Rubbermaid Commercial	Small business owners, contractors, and homeowners

Sales

Our sales organization consists of approximately 1,600 sales representatives worldwide. Our compensation model is primarily commission-based. Net sales are largely dependent on the hiring, training, and retention of the commissioned sales representatives.

Our sales organization covers the United States, Canada, Italy, Belgium, Luxemburg, the Netherlands, and certain other smaller markets. As of May 31, 2007, the commercial, industrial, and institutional end-markets are serviced primarily through 1,181 sales representatives in the United States, 145 sales representatives in Canada, and 260 sales representatives throughout Europe, supplemented by customer and technical service personnel. Our customers in the home improvement channel are served by approximately 50 salaried sales and management personnel.

Manufacturing

We manufacture products at six facilities located in the United States, Canada, the Netherlands, and Italy. The three United States facilities produce approximately 89% of our manufactured product; the Canadian facility produces approximately 7%; and the two European facilities produce approximately 4%. Certain finished goods purchased from contract manufacturers and finished goods suppliers supplement the manufactured product line. Sales of outsourced product currently account for approximately 19% of our net sales volume. Outsourced product is predominately manufactured in the United States. Management does not believe the loss of any one supplier of outsourced product would have a material adverse impact on our results of operations.

Distribution

Products sold to commercial, industrial, and institutional end-markets are shipped from 46 strategically located branch warehouses throughout North America and Europe, which are supplied directly from our production facilities and by one large distribution center in Atlanta, Georgia. The products sold to home improvement retailers are distributed nationwide from the Emerson, Georgia plant and one other warehouse. Products are primarily delivered through common and local carriers.

Research and Development

We employ 22 chemists who develop product systems that provide comprehensive solutions for broad-based customer applications as part of our ongoing research and development efforts. We also have an additional 18 chemists who work in our technical services area supporting sales representatives in the field and customers directly. Outside of our research and development team of chemists, we employ 3 packaging engineers who also aid in the total solution we create and offer for sale. Efforts to enhance existing formulations by utilizing new raw materials or combinations of raw materials have resulted in both new and improved products. Special emphasis has been placed on the development of environmentally preferable products based on renewable and environmentally preferred raw materials, such as the recent expansion of our GreenLink product line. Technical expertise is employed to incorporate proven technologies into new applications. Our research and development expense for the fiscal year ended August 31, 2006 and the nine months ended May 31, 2007, excluding technical services and packaging engineering, was $2.3 million and $1.7 million, respectively.

Competition

The cleaning and maintenance solutions industry is highly competitive. Overall, competition is fragmented in the commercial, industrial, and institutional end-markets, with numerous local and regional operators selling directly to customers, distributors, and a few national competitors. Many of these competitors offer products in some, but not all, of the markets we serve. Competition is based primarily on brand name recognition, price, product quality, and customer service. Competitors in the commercial, industrial, and institutional end-market include but are not limited to Ecolab, Inc., JohnsonDiversey, Inc., NCH Corporation, Rochester Midland Corporation, and State Chemical Manufacturing Company. Many companies compete within the broader retail market for cleaning chemical products including but not limited to Church & Dwight Co., Inc., Procter and Gamble, Reckitt Benckiser plc, S.C. Johnson & Sons, Inc., Sunshine Makers, Inc., and The Clorox Company. We also compete in the home improvement channel with pest control companies such as Bayer, A.G., Spectrum Brands, Inc., and The Scott’s Company. Furthermore, barriers to entry and expansion in the industry are low, which may lead to additional competitive pressure in the future.

Patents, Licenses, and Trademarks

We own or have licenses to use various domestic and foreign patents and trademarks related to our products, processes, and businesses. These intellectual property rights, particularly the trademarks relating to our products, are important factors for our businesses. While patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us.

To protect these proprietary rights, we rely on copyright, patent, trade secret, and trademark laws. Despite these protections, unauthorized parties may attempt to infringe on our intellectual property. Our management is not aware of any such material unauthorized use or of any pending claims where we do not have the right to use any intellectual property material to our business.

Raw Materials

The key raw materials we use in our products are surfactants, polymers and resins, fragrances, solvents and other petroleum-based materials, and packaging materials. We purchase most raw materials on the open market and rely on third parties for the sourcing of some finished goods. Accordingly, the cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or the sourcing of finished goods. Due to the mix of purchases (raw materials, components parts, and finished goods), timing of price increases, and other economic and competitive forces within the supply chain, it is not possible to determine the financial impact of changes in the market price of these raw materials.

We do not expect to engage in significant commodity hedging transactions for raw materials, though we have committed and will continue to commit to purchase certain materials for specified periods of time. Many of the raw materials we use are petroleum-based and, therefore, subject to the availability and price of oil. Significant increases in the prices of our products due to increases in the cost of raw materials could have a negative effect on demand for products and on profitability. While we have generally been able to pass along these increases in cost in the form of higher selling prices for our products, some customer conservation may have a negative impact on our sales volume. There can be no assurance that future disruptions in either supply or price of these materials will not negatively affect future results.

We constantly monitor and investigate alternative suppliers and materials based on numerous attributes including quality, service, and price. Additionally, we have conducted internet auctions as a method of competitive bidding. Our ongoing efforts to improve the cost effectiveness of our products and services may result in a reduction in the number of our suppliers. A reduction in the number of suppliers could cause increased risk associated with reliance on a limited number of suppliers for certain raw materials and finished goods.

Seasonality and Cyclicality

Our business exhibits some seasonality, with net sales being affected by weather and the annual budget cycles of major customers. Historically, due to this seasonality, the second half of our fiscal year is much stronger in terms of sales, earnings, and cash flow than the first half. In addition, our net sales are dependent on the retail, wholesale, and industrial markets and demand for these markets is generally associated with GDP in the United States. Economic downturns and the potential decline in key markets and demand for cleaning and maintenance products may have a material adverse effect on our net sales and operating income.

International Operations

See Note 11: Geographic Distribution of Operations of the Notes to Combined Financial Statements on page F-26 for information regarding the geographic distribution of net sales, operating profit, and long-lived assets.

Properties

Location	Use	Owned Sq. Ft.	Leased Sq. Ft.	Date Lease Expires	Manufactured Materials
Atlanta, GA (Seaboard)	Manufacturing; Warehouse; Sales; Administrative Office	435,800		N/A	Liquids; aerosols; solvents

Atlanta, GA (Fulton Industrial)	National Distribution Center; Warehouse; Administrative Office		408,600	4/30/2017	N/A

Atlanta, GA (Riverside)	Corporate Headquarters		25,969	2/28/2015	N/A

Emerson, GA	Manufacturing; Warehouse; Sales; Administrative Office	185,000		N/A	Liquids; powders

Dallas, TX	Manufacturing; Warehouse; Sales	159,250		N/A	Liquids; powders

Edmonton, Alberta, Canada	Manufacturing; Warehouse; Sales; Canadian Corporate Headquarters		92,000	6/30/2015	Liquids; powders

The Netherlands	Manufacturing; Warehouse; Sales; European Corporate Headquarters	34,400		N/A	Liquids; powders

Italy	Manufacturing; Warehouse; Sales		14,400	3/31/2010	Liquids; powders

Corona, CA	Warehouse; Sales		54,200	7/31/2015	N/A

Springfield, NJ	Warehouse; Sales		43,778	8/31/2010	N/A

Tracy, CA	Warehouse; Sales		44,800	9/30/2008	N/A

Chicago, IL	Warehouse; Sales	50,400		N/A	N/A

Marietta, GA	Centralized Customer Service Center		16,637	9/30/2011	N/A

Other U.S. Locations(1)	Warehouse; Sales	54,974	403,722	N/A	N/A

Other Canada Locations(2)	Warehouse; Sales		142,119	N/A	N/A

Other Europe Locations(3)	Warehouse; Sales		93,250	N/A	N/A

(1)	Consists of 5 sales-only facilities, 1 warehouse-only facility, and 20 combined sales and warehouse facilities.
(2)	Consists of 14 combined sales and warehouse facilities.
(3)	Consists of 1 sales-only facility; 1 warehouse-only facility, and 1 combined sales and warehouse facility.

Employees

As of May 31, 2007, we had 2,872 employees, including 2,220 in the United States, 333 in Canada, and 319 in Europe. Of our 2,872 employees, 230 were members of nine unions in the United States and Europe.

Legal Proceedings

We are subject to various legal claims arising in the normal course of business. We, as part of programs entered into by Acuity Brands, are self-insured up to specified limits for certain types of claims, including product liability, and are fully self-insured for certain other types of claims, including employment practices, environmental, product recall, and patent infringement as part of the distribution agreement with Acuity Brands. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on our results of operations, financial position, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect our results of operations, financial position, or cash flows in future periods. We establish reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. However, we cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the amounts reserved.

Environmental Regulation

Our operations are subject to federal, state, local, and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes, and to the remediation of contaminated sites. Permits and environmental controls are required for certain of our operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. We will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. While we believe that we are currently in substantial compliance with all material environmental laws and regulations, there can be no assurance that we will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on our results of operations.

In June 2007, we reached a final resolution of the investigation by the United States Department of Justice (DOJ) of certain environmental issues at our primary manufacturing facility, located in Atlanta, Georgia. The DOJ’s investigation focused principally on past conduct involving the inaccurate reporting of certain wastewater sampling results to the City of Atlanta and conduct that interfered with the City of Atlanta’s efforts to sample our wastewater pretreatment plant effluent. We entered a guilty plea to one felony count of failure to comply with our wastewater permit, agreed to pay a fine of $3.8 million and to be subject to a three-year probation period incorporating a compliance agreement with the Environmental Protection Agency (EPA). Under the compliance agreement, we will be required to maintain an enhanced compliance program. We recorded an additional $1.8 million charge in the second quarter of fiscal 2007 to reflect the entire $3.8 million fine. The resolution of this matter is not expected to lead to a material loss of business, any disruption of production, or materially higher operating costs. However, in the event of our material breach of the compliance agreement, those consequences could occur.

We are currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. With respect to each of the currently active sites which we do not own and where we have been named as a responsible party or a potentially responsible party (PRP), we believe our liability is immaterial, based on information currently available, due to our limited involvement at the site and/or the number of viable PRPs. With respect to the only active site involving property which we own and where we have been named as a PRP—our property on Seaboard Industrial Boulevard in Atlanta, Georgia—we and the current and former owners of adjoining properties have reached agreement to share the expected costs and responsibilities of implementing an approved corrective action plan under the Georgia Hazardous Response Act (HSRA) to periodically monitor the property for a period of five years ending in 2009. Subsequently, in connection with the DOJ investigation, we and the EPA each analyzed samples taken from certain sumps at the Seaboard facility. The sample results from some of the sump tests indicated the presence of certain hazardous substances. As a result, we notified the Georgia Environmental Protection Division and are conducting additional soil and groundwater studies pursuant to HSRA.

Based on the results to date of the above-mentioned soil and groundwater studies, we plan to conduct voluntary remediation of the site. Our current estimate is that we will expend between $1.0 million and $7.5 million for the voluntary remediation of the site over approximately the next five years, and in May 2007 we accrued a pre-tax liability of $5.0 million representing our best estimate of costs associated with remediation and other related groundwater issues. Further sampling and engineering studies could cause us to revise the current estimate. We believe that additional expenditures after five years of remediation may be necessary and that those expenditures could range up to an additional $10.0 million during the subsequent twenty-five year period. It may be appropriate to capitalize certain of the expenditures that might be incurred in this twenty-five year period. We arrived at the current estimates on the basis of preliminary studies prepared by two, independent third party environmental consulting firms. The actual cost of remediation will vary depending upon the results of additional testing and geological studies, the success of initial remediation efforts in the first five years addressing the most significant areas of contamination, the rate at which site conditions may change, and the requirements of the Environmental Protection Division of the State of Georgia.

MANAGEMENT

Executive Officers and Directors

The following table contains information concerning individuals who are expected to serve as executive officers and directors of Acuity SpinCo following the distribution.

Executive Officers

Name	Age	Position	Position with Acuity SpinCo and Principal Business Affiliation During Past Five Years

John K. Morgan	53	Chairman, President, and Chief Executive Officer	Mr. Morgan will serve as our Chairman following the spin-off. He was elected President and Chief Executive Officer of Acuity Specialty Products in July 2007. He served as an Executive Vice President of Acuity Brands until our spinoff and as President and Chief Executive Officer of Acuity Brands Lighting, Inc. from August 2005 to July 2007. He served as President and Chief Development Officer of Acuity Brands from January 2004 to August 2005, as Senior Executive Vice President and Chief Operating Officer from June 2002 until January 2004, and as Executive Vice President from December 2001 until June 2002.

Mark R. Bachmann	49	Executive Vice President and Chief Financial Officer	Mr. Bachmann is our Executive Vice President and Chief Financial Officer. He served Acuity Specialty Products as Executive Vice President and Chief Financial Officer from 2005 to 2007, as Executive Vice President, Business Transformation from 2004 to 2005, and as Executive Vice President of Supply Chain from 2003 to 2004. Mr. Bachmann served as President of the Enforcer Products Group from 1999 to 2003 and as Vice President and Controller of National Service Industries, Inc. from 1996 to 1999.

William A. (Bill) Holl	50	Executive Vice President and Chief Commercial Officer	Mr. Holl is our Executive Vice President and Chief Commercial Officer. He served as Executive Vice President of Acuity Brands and as President and Chief Executive Officer of Acuity Specialty Products from June 2006 to July 2007. From September 2003 to November 2005, he served as Chief Executive Officer of DS Waters of America, LP, a home-and-office water delivery company. He began his career with Coca-Cola Enterprises, Inc. serving as Senior Vice President, Marketing and Business Development from July 2001 to September 2003, as President of its Eastern North America Group from January 2000 to June 2001, and in various other positions from 1986 to December 1999.

Name	Age		Position	Position with Acuity SpinCo and Principal Business Affiliation During Past Five Years

Cedric M. Brown	50		Senior Vice President, Supply Chain	Mr. Brown is our Senior Vice President, Supply Chain. Having joined Acuity Specialty Products in August 2006, Mr. Brown previously served Acuity Brands Lighting in various executive and managerial roles in manufacturing, quality, continuous improvement, and business transformation. He served as Vice President, Acuity Business System from January 2005 to August 2006 and as Vice President, Lean/Q6 from April 2001 through December 2004.

C. Francis Whitaker, III	39		Vice President, General Counsel, and Secretary	Mr. Whitaker is our Vice President and General Counsel and will serve as Secretary following the spin-off. He joined Acuity Specialty Products in April 2006 as Vice President and General Counsel. Mr. Whitaker served Acuity Brands as Assistant Counsel from September 2003 to March 2006. He was a senior associate with the law firm of Paul, Hastings, Janofsky and Walker LLP from September 2001 to September 2003 and an associate with the law firm of Sutherland Asbill & Brennan LLP from September 1992 to September 2001.

Directors
Name	Age	Term Expires	Position	Position with Acuity SpinCo and Principal Business Affiliation During Past Five Years

Earnest W. Deavenport, Jr.	69		Director	Mr. Deavenport served as a director of Acuity Brands from June 2002 until he joined our Board. He is the retired Chairman and Chief Executive Officer of Eastman Chemical Company, serving in those positions from 1994 to 2002. Mr. Deavenport is a director of King Pharmaceuticals, Inc. and Regions Financial, Inc.

Kenyon W. Murphy	50		Director	Mr. Murphy has served Acuity Brands as Executive Vice President, Chief Administrative Officer, and General Counsel since September 2006. He served Acuity Brands as Senior Vice President and General Counsel from November 2001 until September 2006.

John K. Morgan will serve as a director as well as an executive officer. His business experience is referenced on the previous page in “Executive Officers.”

Board of Directors

As provided in our certificate of incorporation, our board of directors will be divided into three classes. Directors in each class initially will serve until the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three-year terms. We initially intend to have a board of directors that will consist of six directors. Each director who is a director of Acuity Brands and will become a director of SpinCo is expected to resign from the board of directors of Acuity Brands as of the distribution date. John K. Morgan will serve as Chairman of the board of directors of SpinCo. In addition to Mr. Morgan, directors of SpinCo will include Earnest W. Deavenport, Jr., the former Chairman and Chief Executive Officer of Eastman Chemical Company, who currently serves on the board of Acuity Brands, and Kenyon W. Murphy, who now serves as the Executive Vice President, Chief Administrative Officer, and General Counsel of Acuity Brands. There will be no overlap between our board of directors and the board of directors of Acuity Brands following the spin-off. We expect to determine the complete composition of our board of directors before the Acuity Brands board of directors declares the spin-off.

Our board of directors is expected to adopt Corporate Governance Guidelines that, along with the charters of our board committees and our Code of Conduct for employees and directors, will provide the framework for the governance of our company.

Committees

Our board of directors will establish several standing committees to assist in the discharge of its responsibilities. These committees will include an audit committee, a compensation committee, a governance committee, and an executive committee. Our board of directors will also establish such other committees as it deems appropriate, in accordance with applicable Delaware law and our bylaws.

Audit Committee

We expect that the composition of our audit committee will meet the independence requirements of the Nasdaq, the Exchange Act, and our future Corporate Governance Guidelines. We expect that our board will determine that at least one director meets the requirements for being an “audit committee financial expert” as defined by regulations of the SEC.

Compensation Committee

Our compensation committee will have oversight responsibility for the compensation and benefits programs for our directors, executive officers, and other employees. We expect that the composition of our compensation committee will meet the independence requirements of (1) the Nasdaq Global Market, (2) relevant federal securities laws and regulations, (3) Section 162(m) of the Internal Revenue Code, and (4) our future Corporate Governance Guidelines.

Governance Committee

Our governance committee will consider and recommend candidates for election to our board of directors and advise our board on corporate governance matters. We expect that the composition of our governance committee will meet the independence requirements of Nasdaq and our future Corporate Governance Guidelines.

Director Nomination Process

The governance committee will annually assess the requirements of the board and will make recommendations to the board regarding the board’s size, composition and structure. In determining whether to nominate an incumbent director for reelection, the governance committee will evaluate each incumbent director’s continued service in light of the current assessment of the board’s requirements, and will take into account factors such as evaluations of the incumbent’s performance.

When the need to fill a new board seat or vacancy arises, the governance committee will proceed by whatever means it deems appropriate to identify a qualified candidate or candidates, which may include engaging an outside search firm. The governance committee will review the qualifications of each candidate, including, but not limited to, the candidate’s experience, judgment, diversity, and skills in such areas as manufacturing and distribution technologies and accounting or financial management.

The Executive Committee

Our Executive Committee will be authorized to exercise all of the powers of the full Board, except the power to amend the bylaws and except as restricted by the Delaware General Corporation Law. The Executive Committee will likely be called on in very limited circumstances due to reliance on the other standing committees of the Board and the direct involvement of the entire Board in governance matters.

Directors’ Compensation

Directors who are employees will receive no additional compensation for services as a director or as a member of a committee of our board. Each non-employee director is expected to receive an annual director fee in the amount of $65,000, which includes the meeting fees for the first five board meetings and first five meetings attended of each committee, and an additional fee of $5,000 for serving as the chairman of a committee. Non-employee directors will receive $1,000 for each board meeting attended in excess of a total of five board meetings per year and $750 for each committee meeting attended in excess of a total of five meetings of each committee per year. There will be no automatic annual stock option grant under the new compensation arrangement. We currently intend to make additional grants of restricted stock and stock appreciation rights, valued at up to $750,000 in the aggregate, to directors within 30 days of the distribution date.

Deferred Compensation Plan

We have adopted a deferred compensation plan for the benefit of our non-employee directors. Under this plan, each director will have one-half of his annual fee automatically deferred to the plan and may elect to defer the remaining portion of his annual fee and any chairman or meeting fees to the plan. The director’s mandatory deferral will be in deferred stock units which will be equivalent to the value and return on shares of SpinCo common stock. The director will elect whether his optional deferrals each year will be deemed to be invested in an interest bearing account or in deferred stock units. The director’s account will generally be payable on or after retirement from the board and amounts invested in deferred stock units will be paid in shares of SpinCo common stock.

The directors’ accounts currently held under the Acuity Brands’ non-employee directors deferred compensation plan by non-employee directors of Acuity Brands who will become our directors will be transferred to, and assumed by, us. As of the distribution date, the value of the deferred stock units credited to such directors at the date of the spin-off will remain in Acuity deferred stock units to be paid at retirement in Acuity Brands common stock and future stock units credited to the plan will be SpinCo stock units to be paid in SpinCo common stock at retirement.

Equity Awards

The Acuity SpinCo, Inc. Long-Term Incentive Plan provides for awards of non-qualified stock options, restricted stock, and restricted stock units to our non-employee directors. The total number of SpinCo shares for which options and restricted stock/units may be granted to non-employee directors under the plan will be                                 , subject to adjustment.

Outstanding Acuity Brands stock options held by non-employee directors of Acuity Brands who will become our directors will remain Acuity Brands stock options at the time of the spin-off and will be adjusted in accordance with the option conversion ratio provided for in the employee benefits agreement. See “Relationship Between Acuity and Us Following the Spin-off—Employee Benefits Agreement” beginning on page 36.

Certain Relationships and Related Transactions

There is no family relationship between any of our executive officers or directors, and there are no arrangements or understandings between any of our executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with our directors or officers acting solely in their capacities as such. Generally, following the spin-off, our executive officers will be elected annually and will serve at the pleasure of our board of directors.

EXECUTIVE COMPENSATION

Historical Compensation of Our Executive Officers

The following table contains compensation information for our Chief Executive Officer and four other persons who are our executive officers. We refer to the five officers herein as the “named executive officers.” All of the information included in this table reflects compensation earned by the individuals for services with Acuity Brands and its subsidiaries. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Acuity Brands. These amounts do not necessarily reflect the compensation these persons will receive following the distribution, which could be higher or lower, because historical compensation was determined by Acuity Brands and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)(1)	Restricted Stock Awards ($)(2)	Securities Underlying Options /SARs (#)(3)	LTIP Payout ($)(4)	All Other Compen- sation ($)(5)
John K. Morgan (6)	2006	$500,000	$700,000	$4,900	$-0-	8,000	$218,348	$7,520
Chairman, President, and Chief Executive Officer	2005	431,250	175,000	9,775	341,375	160,000	183,528	7,380
	2004	421,180	211,000	10,400	761,903	64,695	124,870	7,380

Mark R. Bachmann	2006	$287,253	$124,914	$7,700	$317,912	-0-	$95,252	$38,130
Executive Vice President and Chief Financial Officer	2005	284,787	114,257	14,575	95,585	-0-	79,306	37,028
	2004	279,203	122,077	14,400	124,870	15,948	53,114	32,994

William A. (Bill) Holl (7)	2006	$92,564	$57,000	-0-	$989,500	-0-	-0-	-0-
Executive Vice President and Chief Commercial Officer	2005	NA	NA	NA	NA	NA	NA	NA
	2004	NA	NA	NA	NA	NA	NA	NA

Cedric M. Brown	2006	$154,599	$92,969	-0-	$11,516	-0-	$4,664	$18,467
Senior Vice President, Supply Chain	2005	138,911	25,600	-0-	34,138	-0-	4,415	11,413
	2004	131,950	32,836	-0-	42,689	-0-	3,578	15,338

C. Francis Whitaker, III	2006	$150,004	$85,000	-0-	$34,111	-0-	-0-	-0-
Vice President, General Counsel, and Secretary	2005	144,337	15,500	-0-	6,828	-0-	-0-	-0-
	2004	130,167	21,000	-0-	7,818	-0-	-0-	-0-

(1)	The amounts shown for Mr. Bachmann include a monthly automobile allowance of $400 that was terminated in 2006 and the 2004 amount shown for Mr. Morgan includes a monthly automobile allowance of $400 that was terminated in November 2003. In addition, the amounts shown include payments to an independent financial consultant for services in the amount of $4,900 in 2006, $9,775 in 2005, and $9,600 in 2004 for Mr. Morgan and $4,900 in 2006, $9,775 in 2005, and $9,600 in 2004 for Mr. Bachmann.

(2)	The amounts shown relate to awards of time-vesting restricted stock to the named executive officers as follows:

	2006			2005	2004
Award Date	Dec. 2005	Mar. 2006	June 2006	Jan. 2005	Jan. 2004	Dec. 2003
	Shares / Closing Price	Shares / Closing Price	Shares / Closing Price	Shares / Closing Price	Shares / Closing Price	Shares / Closing Price
John K. Morgan				12,500/$27.31	20,000/$25.62	10,532/$23.69
Mark R. Bachmann	3,800/$31.99		5,000 /$39.27	3,500/$27.31		5,271/$23.69
William A. (Bill) Holl			25,000 /$39.58
Cedric M. Brown	360/$31.99			1,250/$27.31		1,802/$23.69
C. Francis Whitaker, III	200/$31.99	700/$39.59		250/$27.31		330/$23.69

During the vesting period, dividend income is paid on restricted stock at the same rate as paid to all stockholders.

The aggregate year-end holdings and their respective values as of August 31, 2006 were as follows:

	Unvested Shares	Value
John K. Morgan	50,041	$2,138,152
Mark R. Bachmann	21,212	906,389
William A. (Bill) Holl	25,000	1,068,250
Cedric M. Brown	2,348	100,330
C. Francis Whitaker, III	1,252	53,498

(3)	For information regarding the treatment of equity awards in connection with the spin-off, see “The Spin-Off —Treatment of Stock Options and Restricted Stock” on page 29. No stock appreciation rights were granted during the periods shown.

(4)	The amounts shown primarily relate to the vesting of performance-based restricted shares awarded in prior fiscal years as outlined below:

	Shares Received in LTIP Payouts
	2006		2005		2004
Award Date	Oct. 2000	Dec. 2002	Oct. 2000	Dec. 2002	Oct. 2000	Dec. 2002
John K. Morgan	2,154	4,750	1,538	4,750	460	4,750
Mark R. Bachmann	1,008	2,000	719	2,000	215	2,000
Cedric M. Brown		150		150		150

Vesting of the October 2000 award continues through December 2008. Vesting of the December 2002 award was completed in November 2006.

(5)	The amounts shown include the following:

	Other Compensation—Company Contributions
	401(k)			Supplemental Deferred Savings Plan
	2006	2005	2004	2006	2005	2004
John K. Morgan	$7,520	$7,380	$7,380	NA	NA	NA
Mark R. Bachmann	7,957	7,128	7,296	30,173	29,900	25,698
Cedric M. Brown	970	878	4,950	17,497	10,535	10,388
C. Francis Whitaker, III	NA	NA	NA	NA	NA	NA

The amounts contributed to the Supplemental Deferred Savings Plan consist of annual matching contributions (25% of employee deferrals) and supplemental contributions (3% of combined salary and bonus). The amount for Mr. Bachmann also includes a contribution intended to make up for the benefits lost as a result of an amendment to freeze the corporate pension plan. A portion of the amounts shown for the Supplemental Deferred Savings Plan are subject to the vesting provisions of the plan.

(6)	Mr. Morgan was elected President and Chief Executive Officer of Acuity Specialty Products effective July 23, 2007. For additional information, see “Management—Executive Officers” and Directorsbeginning on page 75.

(7)	Mr. Holl was elected President and Chief Executive Officer of Acuity Specialty Products effective June 6, 2006 and was elected Executive Vice President and Chief Commercial Officer, effective July 23, 2007. For additional information, see “Management—Executive Officers” and Directors beginning on page 74.

Option Grants in Last Fiscal Year

The following table contains information concerning stock options that were granted to named executive officers during the fiscal year ended August 31, 2006, as disclosed in the “Summary Compensation Table” above. Acuity Brands did not award any stock appreciation rights or reprice any stock options during the year.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year(1)	Exercise or Base Price ($/Share)	Expiration Date(2)	Grant Date Present Value ($)(3)
John K. Morgan	8,000	6.3%	$31.99	11/30/2015	$93,249

(1)	Awards to employees in 2006 under the Acuity Brands Long-Term Incentive Plan consisted of time-vesting restricted stock of 206,391 shares and stock options to purchase 127,886 shares. Of the total option and restricted shares awarded during 2006, stock option and restricted stock awards to Mr. Morgan represented 2.4% of all awards and 1.1% of the estimated value of such awards.

(2)	The options have a ten-year term, subject to earlier termination upon certain events related to termination of employment, and vest in equal annual installments over four years. The Compensation Committee has discretion, subject to limitations in the Long-Term Incentive Plan, to modify the terms of outstanding options, except that no modification can adversely alter or impair any rights or obligations without the Optionee’s consent and the Committee does not have the authority to materially modify outstanding options or accept the surrender of outstanding options and grant substitute options or change the exercise price of any outstanding option granted pursuant to the Plan.

(3)	The estimated value calculated under the Black-Scholes model assumes a risk-free rate of return of 4.4%, a dividend yield of 2.2%, an option term of five years, and stock price volatility having a standard deviation of 0.435. The actual value, if any, that Mr. Morgan may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised; consequently, there is no assurance that the value realized will be at or near the value estimated by the Black-Scholes model.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table contains information concerning the exercise of stock options by named executive officers during the year ended August 31, 2006, and the aggregate number of exercisable and unexercisable options held by each named executive officer, along with the corresponding in-the-money values, using the closing price of $42.73 of Acuity Brands common stock on the New York Stock Exchange on August 31, 2006. No stock appreciation rights are held by any named executive officer.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at August 31, 2006		Value of Unexercised In-The-Money Options at August 31, 2006 ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John K. Morgan	58,600	$1,322,668	172,720	149,565	$3,565,916	$2,122,518
Mark R. Bachmann	9,949	$53,596	39,310	5,316	$553,754	$101,217

Disclosure with Respect to Equity Compensation Plans

The following table provides information as of August 31, 2006 about equity awards under Acuity Brands’ Long-Term Incentive Plan, Nonemployee Directors’ Stock Option Plan, and Employee Stock Purchase Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding those Currently Outstanding)
Equity compensation plans approved by the security holders(1)	2,656,305	(2)	$22.78	3,278,829	(3)
Equity compensation plans not approved by the security holders	N/A		N/A	N/A

Total	2,656,305			3,278,829

(1)	Such plans were originally approved by National Service Industries, Inc. as sole stockholder of Acuity Brands prior to the spin-off of Acuity Brands from National Service Industries in November 2001. The amended and restated Long-Term Incentive Plan was approved by Acuity Brands’ stockholders in December 2003.

(2)	Includes 2,555,255 shares under the Long-Term Incentive Plan and 101,050 shares under the Nonemployee Directors’ Stock Option Plan.

(3)	Includes 1,120,627 shares available for purchase under the Employee Stock Purchase Plan, 1,976,017 shares available for grant without further stockholder approval under the Long-Term Incentive Plan, and 182,185 shares available for grant under the Nonemployee Directors’ Stock Option Plan. In connection with Acuity Brands’ revised 2007 director compensation program, there will be no further grants under the Nonemployee Directors’ Stock Option Plan.

Retirement Plans

401(k) Plan

Pursuant to the employee benefits agreement, we will adopt and assume the separate defined contribution 401(k) plan that covers employees and former employees of the specialty products business. The 401(k) plan provides for employee pre-tax contributions and employer matching contributions. The account balances of our employees in the 401(k) plan as of the date of the distribution will continue to be held under the 401(k) plan. During a transition period, an Acuity Brands stock account and our stock account will be maintained under the plan. Our employees will be able to transfer amounts out of their Acuity Brands stock account, but they will not be able to add to their Acuity Brands stock account.

Deferred Compensation Plans

The employee benefits agreement provides that we will establish a deferred compensation plan covering our executives that are substantially similar to certain deferred compensation plans currently maintained by Acuity Brands covering such executives. The accounts and benefits of our employees (including former employees who were employed by the specialty products business and the corporate office) will be transferred to such new plans. It is also anticipated that the deferred compensation plan will have enhanced terms for certain executive officers.

2002 Supplemental Executive Retirement Plan

Messrs. Morgan and Holl participated in the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan (“SERP”) for the periods of time that they have been executive officers of Acuity Brands. Beginning at the time of the distribution, it is anticipated that Mr. Morgan will be credited annually with an amount in a deferred compensation plan expected to be established by SpinCo equal to a benefit of actuarial equivalent value to the additional annual benefit he would have earned under the Acuity Brands SERP had he remained employed by Acuity Brands and been covered under the SERP. At the time of the distribution, it is anticipated that Mr. Holl will be credited with an amount in the deferred compensation plan equal to the present value of his accrued benefit under the Supplemental Executive Retirement Plan, which was $20,006 at December 31, 2006.

Employment Contracts

Pursuant to Acuity Brands’ employment agreement with Mr. Morgan (which will be assumed by SpinCo), effective as of July 23, 2007, he became entitled to receive an annual salary of $500,000 upon becoming President and Chief Executive Officer of Acuity Specialty Products, a target annual incentive opportunity as a percentage of base salary under Acuity Brands’ Management Compensation and Incentive Plan and related Plan Rules for the fiscal year ending August 31, 2007 and future years, a restricted stock award of 15,810 shares on the effective date of the agreement, an additional equity award valued at not less than $1,500,000 within 30 days of the distribution date, and a target annual long-term incentive opportunity as a percentage of base salary under Acuity Brands’ Long-Term Incentive Plan for 2007 and future years. The employement agreement also provides that, in the event actions of SpinCo cause payments to Mr. Morgan not to be in compliance with Section 409A of the Code, SpinCo will reimburse Mr. Morgan for any additional taxes, penalties, or interest resulting from the non-compliance. In addition to participation in employee benefit plans and perquisites afforded to executives at his level, coverage in the Acuity Brands, Inc. 2002 Supplemental Executive Retirement Plan as described above, participation in the Acuity Brands, Inc. Supplemental Deferred Savings Plan, and coverage under Acuity Brands’ director and officer liability insurance, Mr. Morgan is a party to a severance agreement and a change in control agreement as described below. In connection with the assumption of the agreement by SpinCo, certain plans referenced in Mr. Morgan’s agreement will be replaced by SpinCo plans following the spin-off. Further, consistent with his prior agreement, with certain restrictions, Mr. Morgan would be entitled to a retention bonus payment of $500,000 should Acuity Brands name a President other than Mr. Morgan or Mr. Nagel, Acuity Brands’ current Chairman, President, and Chief Executive Officer, within the period beginning with the effective date of the agreement and ending on the earlier of the distribution date or August 24, 2008, provided Mr. Morgan remains an employee of Acuity Brands for a period of six months following such appointment.

Pursuant to Acuity Specialty Products’ employment agreement with Mr. Holl (which will be assumed by SpinCo), effective as of July 23, 2007, he became entitled to receive an annual salary of $380,000 upon becoming Executive Vice President and Chief Commercial Officer of Acuity Specialty Products, a target annual incentive opportunity as a percentage of base salary under the Management Compensation and Incentive Plan and related Plan Rules for the fiscal year ending August 31, 2007 and future years, an equity award valued at approximately $1,140,000 within 30 days of the distribution date, and a target annual long-term incentive opportunity as a percentage of base salary under Acuity Brands’ Long-Term Incentive Plan. The employment agreement also provides that during the first nine months of the agreement, upon termination by SpinCo (other than for death, Disability, or Cause) or voluntary termination by Mr. Holl, Mr. Holl is entitled to the greater of (1) a lump sum payment of $285,000 or (2) the benefits provided under any severance, change in control, or other agreement with SpinCo. Mr. Holl also agreed to the cancellation of certain unvested restricted stock prior the spin-off and he will receive an additional award of restricted stock after the date of the spin-off. In addition to participation in employee benefit plans and perquisites afforded to executives at his level, participation in the Acuity Brands, Inc. Supplemental Deferred Savings Plan, and coverage under Acuity Brands’ director and officer liability insurance, Mr. Holl is a party to a severance agreement and a change in control agreement as described below.

The remaining named executive officers have compensation arrangements that provide for an annual base salary, target incentive opportunities as a percentage of base salary in the annual and long-term incentive plans, participation in employee benefit plans and perquisites afforded to executives at their level, and participation in the Acuity Brands, Inc. Supplemental Deferred Savings Plan. In addition, they are or will be parties to severance agreements and change in control agreements as described below.

Severance Agreements and Change in Control Agreements

The severance agreements for the named executive officers provide for (a) monthly severance payments in an amount equal to the executive’s then current base salary rate, (b) continuation of healthcare and life insurance coverage, and (c) outplacement services, for a severance period of 24 months for Mr. Morgan, 18 months for Messrs. Bachmann and Holl, and 12 months for Messrs. Brown and Whitaker, in the event the executive’s employment is involuntarily terminated by us without cause or is terminated by the officer for good reason following a change in control (as each term is defined in the severance agreement). Additionally, the severance agreements provide for a pro rata bonus in the year of termination, accelerated vesting of performance-based restricted stock for which performance targets have been achieved, and vesting of time-based restricted stock as provided in the related award agreements. Mr. Morgan’s severance agreement also provides for (a) continued vesting during the severance period of unvested stock options, (b) exercisability of vested stock options and stock options that vest during the severance period for the shorter of the remaining exercise term or the length of the severance period, (c) accelerated vesting during the severance period of restricted stock that is not performance-based, on a monthly pro rata basis determined from the date of grant to the end of the severance period, (d) continued vesting during the severance period of performance-based restricted stock for which performance targets are achieved and a Vesting Start Date (as defined in the award agreement) is established during the severance period, (e) continued accrual during the severance period of credited service under the 2002 Supplemental Executive Retirement Plan, and (f) immediate vesting of the Matching and Supplemental Subaccounts under the Supplemental Deferred Savings Plan with distribution from the Plan at the end of the severance period.

The severance agreements contain restrictive covenants with respect to confidentiality, non-solicitation, and non-competition, and are subject to the execution of a release. We will pay reasonable legal fees and related expenses incurred by an executive who is successful to a significant extent in enforcing his rights under the severance agreements. The severance agreements are effective for a rolling two-year term, which will automatically extend each day for an additional day unless terminated by either party, in which case they will continue for two years after the notice of termination or for three years following a change in control.

The board of directors intends for the change in control agreements to provide the named executive officers some measure of security against the possibility of employment loss that may result following a change in control of SpinCo in order that they may devote their energies to meeting the business objectives and needs of SpinCo and its stockholders.

The change in control agreements are effective for a rolling two-year term, which will automatically extend each day for an additional day unless terminated by either party. However, the term of the change in control agreements will not expire during a threatened change in control period (as defined in the change in control agreements) or prior to the expiration of 24 months following a change in control. If the employment of the named executive officer is terminated within 24 months following a change in control or in certain other instances in connection with a change in control (1) by SpinCo other than for cause or disability or (2) by the officer for good reason (as each term is defined in the change in control agreements), the officer will be entitled to receive (a) a pro rata bonus for the year of termination, (b) a lump sum cash payment equal to a multiple (three times for Mr. Morgan, two times for Messrs. Bachmann and Holl, and one and one-half times for Messrs. Brown and Whitaker) of the sum of his base salary and bonus (in each case at least equal to his base salary and bonus prior to a change in control), subject to certain adjustments, (c) continuation of life insurance, disability, medical, dental, and hospitalization benefits for a specified period (up to 36 months for Mr. Morgan, 24 months for

Messrs. Bachmann and Holl, and 18 months for Messrs. Brown and Whitaker), and (d) a cash payment representing additional months participation in the company’s qualified or nonqualified deferred compensation plans (36 months for Mr. Morgan, 24 months for Messrs. Bachmann and Holl, and 18 months for Messrs. Brown and Whitaker). Additionally, all restrictions on any outstanding incentive awards will lapse and become fully vested, all outstanding stock options will become fully vested and immediately exercisable, and SpinCo will be required to purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon exercise of options.

The change in control agreements for Messrs. Morgan, Bachmann, and Holl provide that we will make an additional “gross-up payment” to each officer to offset fully the effect of any excise tax imposed under Section 4999 of the Code, on any payment made to him arising out of or in connection with his employment. In addition, we will pay all legal fees and related expenses incurred by the officer arising out of any disputes related to his termination of employment or claims under the change in control agreement if, in general, the circumstances for which he has retained legal counsel occurred on or after a change in control.

A change in control includes (1) the acquisition (other than from SpinCo) by any “person” (as that term is used for purposes of Sections 13(d) or 14(d) of the Exchange Act) other than a trustee of an employee benefit plan maintained by SpinCo or certain related entities of beneficial ownership of 20% or more of the combined voting power of SpinCo’s then outstanding voting securities, (2) a change in more than one-third of the members of SpinCo’s board of directors who were either members as of the date of the spin-off or were nominated or elected by a vote of two-thirds of those members or members so approved, or (3) consummation of a merger or consolidation involving SpinCo if the stockholders of SpinCo immediately before such merger or consolidation do not, as a result of such merger or consolidation, own, directly or indirectly, more than sixty percent (60%) of the combined voting power of the then outstanding voting securities of SpinCo resulting from such merger or consolidation in substantially the same proportion as their ownership of the combined voting power of the voting securities of SpinCo outstanding immediately before such merger or consolidation, or (4) a complete liquidation or dissolution of SpinCo or the sale or other disposition of all or substantially all of the assets of SpinCo.

BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK

Security Ownership of Directors and Executive Officers

All of our outstanding shares are, and immediately prior to the distribution will be, held beneficially and of record by Acuity Brands and none of our directors or executives own any of our shares. The following table sets forth the Acuity Brands common stock and options to purchase Acuity Brands common stock held by directors, each of our “named executive officers” (as defined below) and all of our directors and executive officers as a group, as of July 23, 2007, and the number of shares of our common stock that will be held by such persons immediately upon completion of the distribution, assuming there are no changes in each person’s holdings of Acuity Brands common stock since July 23, 2007 and based on our estimates as of July 23, 2007 using an expected distribution ratio of one share of our common stock for every two shares of Acuity Brands common stock, with no fractional shares. We expect to determine the composition of our board of directors before the Acuity Brands board of directors declares the distribution and the following table will be updated at the time of such determination.

	Acuity Brands Shares			Acuity SpinCo Shares
Name	Shares of Common Stock Beneficially Owned(1)(2)(3)	Percent of Shares Outstanding(4)	Share Units Held in Corporation Plans(5)	Shares of Common Stock Beneficially Owned(1)(6)(7)(9)	Percent of Shares Outstanding(8)	Share Units Held in Corporation Plans(5)(9)
Mark R. Bachmann	80,169	*		127,639	*
Cedric M. Brown	8,423	*	1,802	8,410	*	6,757
Earnest W. Deavenport, Jr.	7,119	*	17,693	559	*
William A. (Bill) Holl	25,472	*		12,736	*
John K. Morgan	269,692	*		61,665	*
Kenyon W. Murphy	63,242	*	17,748	22,287	*
C. Francis Whitaker, III	2,796	*		1,398	*
All directors and executive officers as a group (7 persons)	456,913	1.0%	37,243	234,194	1.1%	6,757

*	Represents less than one percent of the respective corporation’s common stock.

(1)	Subject to applicable community property laws and, except as otherwise indicated, each beneficial owner has sole voting and investment power with respect to all shares shown.

(2)	Includes shares that may be acquired within 60 days of July 23, 2007 upon exercise of employee and director stock options. Options are included for the following individuals: Mr. Bachmann, 26,940 shares; Mr. Brown, 1,292 shares; Mr. Deavenport, 6,000 shares; Mr. Morgan, 147,362 shares; Mr. Murphy, 18,667 shares; and all directors and executive officers as a group, 200,261 shares.

(3)	Includes performance-based and time-vesting restricted shares granted under the Acuity Brands’ Long-Term Incentive Plan, portions of which vest in June 2007 through 2010, September 2007 through 2010, November 2007 and 2008, December 2007 through 2009, January 2008 and 2009, March 2008 and 2009, and July 2008 through 2010. The executives have sole voting power over these restricted shares, except as indicated below. Restricted shares are included for the following individuals: Mr. Bachmann, 20,179 shares; Mr. Brown, 3,394 shares; Mr. Holl, 21,250 shares; Mr. Morgan, 79,820 shares; Mr. Murphy, 22,856 shares; Mr. Whitaker, 2,464 shares; and all directors and executive officers as a group, 149,963 shares.

(4)	Based on an aggregate of 43,882,149 shares of Acuity Brands common stock issued and outstanding as of July 23, 2007.

(5)

Includes deferred share units held by Mr. Deavenport in Acuity Brands’ Nonemployee Directors’ Deferred Compensation Plan and deferred share units held by executive officers in the Acuity Brands’ deferred compensation plan. Deferred share units are considered for purposes of compliance with Acuity Brands’ share ownership requirement. Mr. Deavenport’s and Mr. Murphy’s Acuity Brands deferred share units are held in deferred compensation plans and will not be converted to Acuity SpinCo, Inc. deferred share units.

(6)	Includes converted Acuity SpinCo, Inc. shares that may be acquired within 60 days of July 23, 2007 upon exercise of employee stock options. Options are included for the following individuals: Mr. Bachmann, 101,025 shares; Mr. Brown, 4,845 shares; and all directors and executive officers as a group, 105,890 shares. Mr. Deavenport’s and Mr. Morgan’s vested stock options and Mr. Murphy’s vested and unvested stock options will not be converted to Acuity SpinCo, Inc. stock options.

(7)	Includes restricted shares received in the distribution on a one-for-two basis for performance-based and time-vesting restricted shares granted under Acuity Brands’ Long-Term Incentive Plan, portions of which vest in June 2007 through 2010, September 2007 through 2010, November 2007 and 2008, December 2007 through 2009, January 2008 and 2009, March 2008 and 2009, and July 2008 through 2010. The executives have sole voting power over these restricted shares. Restricted shares are included for the following individuals: Mr. Bachmann, 10,089 shares; Mr. Brown, 1,697 shares; Mr. Holl, 10,625 shares; Mr. Morgan, 39,910 shares; Mr. Murphy, 11,428 shares; Mr. Whitaker, 1,232 shares; and all directors and executive officers as a group, 74,981 shares.

(8)	Based on an aggregate of 43,882,149 shares of Acuity Brands common stock issued and outstanding as of July 23, 2007 converted to Acuity SpinCo, Inc. common stock on a one-for-two basis.

(9)	For information regarding the treatment of equity awards in connection with the spin-off, see “The Spin-Off—Treatment of Stock Options and Restricted Stock” on page 29. For information regarding the treatment of deferred stock units in connection with the spin-off, see “Relationship Between Acuity Brands and Us Following the Spin-off—Employee Benefits Agreement, Deferred Compensation Plans” and “Management—Deferred Compensation Plan, Award Plan for Directors.”

DESCRIPTION OF CAPITAL STOCK

Sales of Unregistered Securities

In connection with our incorporation, we issued 100 shares of SpinCo common stock, par value $0.01 per share, to Acuity Brands in consideration of an aggregate capital contribution of $100 by Acuity Brands. This issuance was exempt from registration under the Securities Act pursuant to Section 4(2) thereof because the issuance did not involve any public offering of securities.

Authorized Capital Stock

Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 550,000,000, of which 500,000,000 are shares of common stock, par value $.01 per share, and 50,000,000 are shares of preferred stock, par value $.01 per share. Based on the number of Acuity Brands shares outstanding on             , approximately             shares of SpinCo common stock will be issued to stockholders of Acuity Brands on the distribution date, though the actual number of shares of SpinCo common stock to be issued will be determined as of the record date. All of the shares of SpinCo common stock to be distributed to Acuity Brands stockholders in the spin-off will be fully paid and non-assessable. No shares of preferred stock have been issued, although shares of preferred stock have been reserved for issuance under our rights agreement (as defined below).

The following summary of certain terms of SpinCo capital stock describes material provisions of our certificate of incorporation and our bylaws, the forms of which are, or will be included as exhibits to our registration statement on Form 10. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and our bylaws, and by applicable provisions of law.

Common Stock

The holders of shares of SpinCo common stock will be entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of our preferred stock. There are no cumulative voting rights. Accordingly, the holders of a plurality of shares of SpinCo common stock voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board of directors, the holders of shares of SpinCo common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefore, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. See “Dividend Policies” on page 41.

Preferred Stock

Our board of directors is authorized without further stockholder approval (except as may be required by applicable law or the regulations promulgated on any exchange on which our securities are listed) to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations, or restrictions, as are stated in the resolution adopted by our board of directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. The terms and rights of any such series may include:

•	the designation of the series,

•

the number of shares of the series, which number the board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding,

•

whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

•

the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

•	the redemption rights and prices, if any, for shares of the series,

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

•	the amounts payable on and the preferences, if any, of shares of the series in the event of our voluntary or involuntary liquidation, dissolution, or winding up,

•

whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

•	restrictions on the issuance of shares of the same series or of any other class or series,

•	the voting rights, if any, of the holders of the shares of the series, and

•	any other relative rights, preferences, and limitations of such series.

Should our board of directors elect to exercise this authority, the rights and privileges of holders of shares of SpinCo common stock could be made subject to the rights and privileges of any such series of preferred stock. Presently, we have no plans to issue any preferred stock, except that our Stockholder Protection Rights Agreement, which we refer to as the rights agreement, provides for the issuance of shares of participating preferred stock under the circumstances specified in the rights agreement, upon exercise or exchange of rights issued thereunder.

No Preemptive Rights

No holder of any SpinCo stock of any class authorized at the distribution date will have any preemptive right to subscribe to any of our securities of any kind or class.

Transfer Agent and Registrar

The transfer agent and registrar for SpinCo common stock immediately following the spin-off will be The Bank of New York.

Listing

We intend to submit an application to list the shares of SpinCo common stock that you will receive in the spin-off on the Nasdaq Global Market under the symbol “    .”

CERTAIN ANTI-TAKEOVER PROVISIONS

OF OUR CERTIFICATE OF INCORPORATION, BYLAWS,

RIGHTS AGREEMENT, AND DELAWARE LAW

General

Our certificate of incorporation, our bylaws, the rights agreement, and the Delaware General Corporation Law contain certain provisions that could (1) delay or make more difficult some transactions involving an actual or potential change of control of SpinCo (2) may limit the ability of stockholders to remove current directors or management or approve a transaction that a majority of our stockholders may deem to be in their best interests and, (3) could adversely affect the price of SpinCo common stock. These provisions have been implemented to enable us, particularly (but not exclusively) in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner which will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of us and our stockholders. In addition, certain provisions of the tax disaffiliation agreement to be entered into by Acuity Brands and us may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of SpinCo prior to the second anniversary of the distribution date. See “Relationship Between Acuity Brands and Us Following the Spin-off—Tax Disaffiliation Agreement” on page 36. Set forth below is a description of the provisions contained in our certificate of incorporation and bylaws, the rights agreement, and the Delaware General Corporation Law that could impede or delay an acquisition of control of SpinCo that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, our bylaws, and the rights agreement, the forms of which are, or will be, included as exhibits to our registration statement on Form 10, as well as the Delaware General Corporation Law.

Classified Board of Directors

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See “Management—Board of Directors” on page 76.

This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of our board of directors until the second annual stockholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could thus increase the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Filling Vacancies

Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that the directors may be removed by stockholders only both for cause and by the affirmative vote of at least 80% of the shares entitled to vote.

Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Stockholder Action

Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Our certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by our board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

Advance Notice for Stockholder Proposals or Nominations at Meetings

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, nominations of persons for election to the board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders:

•	pursuant to our notice with respect to such meeting;

•	by or at the direction of the board of directors; or

•

by any stockholder of record of SpinCo common stock who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting and who has complied with our notice procedures.

Additionally, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (1) by or at the direction of the board of directors or (2) by any stockholder of record of SpinCo common stock who is a stockholder of record at the time of the giving of notice for the special meeting, who is entitled to vote at the meeting and who has complied with our notice procedures.

For nominations or other business to be properly brought before an annual or special meeting by a stockholder:

•	the stockholder must have given timely notice in writing to the our secretary;

•	such business must be a proper matter for stockholder action under the Delaware General Corporation Law;

•

if the stockholder, or the beneficial owner on whose behalf the proposal or nomination is made, has provided us with a notice meeting certain criteria established in our bylaws, as described below, the stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of our voting shares required under applicable law to carry the proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of our voting shares reasonably believed by the stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by the stockholder, and must, in either case, have included the notice in such materials; and

•

if no notice relating to the proposal has been timely provided, the stockholder or beneficial owner proposing the business or nomination must not have solicited a number of proxies sufficient to have required the delivery of the notice.

For an annual meeting, to be timely, a stockholder’s notice must be delivered to our secretary at our principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of:

•	the 90th day prior to the date of the annual meeting; or

•	the 10th day following the day on which public announcement of the date of the annual meeting is first made.

For a special meeting, to be timely, a stockholder’s notice must be delivered to our secretary at our principal executive offices not later than the close of business on the later of (1) the 90th day prior to the special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at the special meeting.

A stockholder’s notice must set forth:

•

as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to that person as would be required to be disclosed in solicitations of proxies for the election of the nominees as directors pursuant to Regulation 14A under the Exchange Act and that person’s written consent to serve as a director if elected;

•

as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business, the reasons for conducting the business at the meeting and any material interest in the business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•

as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of the stockholder, as they appear on our books, and of the beneficial owner, (2) the class and number of shares of SpinCo stock that are owned beneficially and of record by the stockholder and the beneficial owner, and (3) whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of our voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of our voting shares to elect the nominee or nominees.

In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by us at least 55 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders, a stockholder’s notice required by our bylaws also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it is delivered to the secretary at our principal executive offices not later than the close of business on the 10th day following the day on which we first make the public announcement.

Only persons nominated in accordance with the procedures set forth in our bylaws are eligible to serve as directors and only such business may be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in our bylaws. The chairman of an annual or special meeting will have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in our bylaws and, if any proposed nomination or business is not in compliance with our bylaws, to declare that such defectively proposed business or nomination may not be presented for stockholder action at the meeting and is to be disregarded.

Amendments to Bylaws

Our certificate of incorporation provides that only our board of directors or the holders of 80% of the shares of our capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

Amendment of the Certificate of Incorporation

Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on the proposal, with the exception of certain provisions of our certificate of incorporation which require a vote of 80% or more of the voting power.

Fair Price Provision

Our certificate of incorporation contains certain requirements for business combinations between us and any stockholders owning 5% or more of our voting shares. A majority of the shares of SpinCo voting stock, other than those shares owned by such a stockholder, are required to approve the transaction unless:

•

our board of directors approved the business combination prior to the time the stockholder became an owner of 5% or more of our voting shares, or approved it later if a majority of the directors voting to approve the transaction were members of the board of directors prior to the time the stockholder became an owner of 5% or more of our voting shares; or

•	(1) the consideration paid by the stockholder in exchange for the shares held by our other stockholders has a fair market value per share of not less than either:

(a) the highest price per share paid by the stockholder in acquiring any of SpinCo stock, or

(b) a price per share equal to (x) our aggregate earnings per share for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes or consents on the business combination, multiplied by (y) the figure obtained by dividing the highest price per share paid by the stockholder in acquiring any of our stock by our earnings per share for the four full consecutive fiscal quarters immediately preceding the time when the stockholder became an owner of 5% or more of our voting shares, and

•

(2) there has been no significant reduction in our dividend rate subsequent to the time the stockholder acquired 5% or more of our voting shares, unless the reduction was approved by our board of directors and a majority of the directors approving the reduction were members of the board prior to the time the stockholder acquired a 5% position. Our fair price provision may be amended only by the affirmative vote or consent of the holders of a majority of the shares of our voting stock, excluding those shares owned by a stockholder owning 5% or more of SpinCo voting shares.

Preferred Stock

Our certificate of incorporation authorizes our board of directors by resolution to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series.

We believe that the availability of the preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having the authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of SpinCo common stock, will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange on which our securities are listed. Although our board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block the transaction. See “—Stockholder Protection Rights Agreement” below.

Stockholder Protection Rights Agreement

Each share of SpinCo common stock has attached to it one right to purchase, on or after the date on which the rights separate from the common stock, as described below, one one-hundredth of a share of participating preferred stock, par value $.01 per share, for an exercise price which will be established by our board of directors prior to the spin-off, which price will be subject to future adjustment. Initially, the rights are not exercisable and will be attached to all certificates representing shares of SpinCo common stock, and no separate certificate representing rights will be distributed. The rights will separate from the common stock, and the rights distribution date will occur, upon the earlier of:

•

10 days following the first date of a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the rights to acquire, beneficial ownership of 15% or more of the outstanding shares of SpinCo common stock; or

•	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of our outstanding common stock.

A person who is the beneficial owner of 15% or more of SpinCo’s outstanding shares on the date of the rights agreement or a person who became the beneficial owner of 15% or more of SpinCo’s outstanding shares solely as a result of an acquisition of SpinCo common stock by us, until the time that the person acquires additional shares of SpinCo common stock other than through a dividend or stock split, will not be deemed an acquiring person.

The rights agreement provides that, until the rights separate from the common stock, the rights will be transferred with and only with SpinCo common stock. Our share certificates issued prior to the date on which the rights separate from the common stock will evidence one right for each share of SpinCo common stock represented thereby and will contain a legend incorporating by reference the terms of the rights agreement. Promptly following the date on which the rights separate from the common stock, separate certificates evidencing the rights will be mailed to holders of record of SpinCo common stock at the time at which the rights separated from the common stock.

The rights will not be exercisable until they are separated from the common stock. The rights will expire on the earliest of (1) the exchange time (as defined below), (2) the close of business on the tenth anniversary of the spin-off, (3) the date on which the rights are redeemed as described below and (4) immediately prior to the effective time of a consolidation, merger, or share exchange of us (a) into another corporation or (b) with another corporation where we are the surviving corporation but shares of SpinCo common stock are converted into cash or securities of another corporation, in either case pursuant to an agreement that we entered into prior to a stock acquisition date.

The exercise price of the rights and the number of rights outstanding, or in certain circumstances the securities purchasable upon exercise of the rights, may be adjusted from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, SpinCo common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for SpinCo common stock.

In the event that prior to the expiration of the rights a flip-in date occurs, each right (other than rights beneficially owned by the acquiring person or any affiliate or associate thereof, which rights become void) will constitute the right to purchase from us, upon the exercise thereof in accordance with the terms of the rights agreement, that number of shares of SpinCo common stock having an aggregate market price on the stock acquisition date equal to twice the exercise price for an amount in cash equal to the then current exercise price. In addition, our board of directors may, at its option, at any time after a flip-in date and prior to the time that an acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of SpinCo common stock, elect to exchange all of the then outstanding rights (other than rights beneficially owned by the acquiring person or its affiliates or associates, which rights become void) for shares of SpinCo common stock at an exchange ratio of one share of SpinCo common stock per right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the separation of the rights from the common stock, which we refer to as the exchange ratio. Immediately upon that action by our board of directors, which we refer to as the exchange time, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive a number of shares of SpinCo common stock equal to the exchange ratio. A flip-in date is defined in the rights agreement as any date that we first publicly announce that a person has become an acquiring person or such later date as our board of directors may from time to time fix by resolution adopted prior to the flip-in date that would otherwise have occurred.

Whenever we become obligated under the preceding paragraph to issue shares of SpinCo common stock upon exercise of or in exchange for rights, we may, at our option, substitute shares of participating preferred stock for shares of SpinCo common stock, at a ratio of one one-hundredth of a share of the participating preferred for each share of SpinCo common stock.

In the event that prior to the expiration of the rights agreement we enter into, consummate or permit to occur a transaction or series of transactions after the time an acquiring person has become such in which, directly or indirectly,

•

we will consolidate, merge, or participate in a statutory share exchange with any other person if, at the time of the consolidation, merger, or statutory share exchange or at the time we enter into any agreement with respect to a consolidation, merger, or share exchange, the acquiring person is the beneficial owner of 90% or more of the outstanding shares of SpinCo common stock or controls our board of directors and either (1) any term of or arrangement concerning the treatment of shares of SpinCo common stock in the consolidation, merger, or statutory share exchange relating to the acquiring person is not identical to the terms and arrangements relating to other holders of SpinCo common stock or (2) the person with whom the transaction or transactions occur is the acquiring person or an affiliate or associate of the acquiring person; or

•

we or one or more of our subsidiaries sell or otherwise transfer assets (1) aggregating more than 50% of the assets or (2) generating more than 50% of the operating income or cash flow of us and our subsidiaries taken as a whole to any other person or to two or more persons that are affiliated or otherwise acting in concert, if, at the time of the sale or transfer of assets or at the time we (or any subsidiary) enter into an agreement with respect to the sale or transfer, the acquiring person controls our board of directors, we will take such action as is necessary to ensure, and will not enter into, consummate, or permit the transaction until we have entered into a supplemental agreement with the person engaging in the transaction or the parent corporation thereof, for the benefit of the holders of the rights, provided that upon consummation or occurrence of the transaction:

•

each right will thereafter constitute the right to purchase from the surviving entity in the transaction, upon exercise of the right in accordance with the terms of the rights agreement, the number of shares of common stock of the surviving entity having an aggregate market price on the date of consummation or occurrence of the transaction equal to twice the exercise price for an amount in cash equal to the then current exercise price; and

•	the surviving entity will thereafter be liable for, and will assume, by virtue of the transaction and the supplemental agreement, all of our obligations and duties pursuant to the rights agreement.

Our board of directors may, at its option, at any time prior to the flip-in date, redeem all the then outstanding rights at a redemption price of $.01 per right. Immediately upon the action of our board of directors to redeem the rights, without any further action and without any notice, the right to exercise the rights will terminate and each right will thereafter represent only the right to receive the redemption price in cash or securities.

The holders of rights will, solely by reason of their ownership of rights, have no rights as stockholders of us, including the right to vote or to receive dividends.

We and the rights agent may from time to time supplement or amend the rights agreement without the approval of any holders of rights (1) prior to the flip-in date, in any respect, and (2) on or after the flip-in date, to make any changes that we deem necessary or desirable and that will not materially adversely affect the interests of the holders of rights generally or in order to cure any ambiguity or correct or supplement any inconsistent or defective provision contained therein.

The rights will not prevent a takeover of us. However, the rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding shares of SpinCo common stock unless the rights are first redeemed by our board of directors. Nevertheless, the rights should not interfere with a transaction that is in our best interests and in the best interests of our stockholders because the rights can be terminated on or prior to the flip-in date and before the transaction is consummated.

As long as the rights are attached to SpinCo’s common stock, we will issue one right with each new share of SpinCo common stock so that all shares will have rights attached. Prior to the spin-off, our board of directors will reserve an appropriate number of shares of participating preferred stock for issuance upon exercise of the rights.

The rights agreement will be filed as an exhibit to our registration statement on Form 10 that relates to this information statement. The foregoing description of the rights is qualified in its entirety by reference to the rights agreement.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents Delaware corporations, including those that are listed on the Nasdaq Global Market, from engaging in a business combination involving a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder, that is, a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any such person, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (1) persons who are directors as well as officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our certificate of incorporation does not exclude us from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation of Liability of Directors

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation and liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our certificate of incorporation provides that any future repeal or amendment of its terms (including any amendment or repeal of our certificate of incorporation made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

Indemnification of Officers and Directors

Consistent with Section 145 of the Delaware General Corporation Law, our bylaws provide that we will indemnify our directors and officers or anyone serving at our request as a director, officer, agent, or trustee of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses, liabilities, and loss (including attorneys’ fees, judgments, fines, excise taxes under ERISA or penalties, and amounts paid in settlement) actually and reasonably incurred by such indemnitee, to the fullest extent permitted by Delaware law.

Our bylaws and Section 145 of the Delaware General Corporation Law, which allows, and in some cases requires, the indemnification of directors and officers under certain circumstances, grant our directors and officers a right to indemnification to the fullest extent permitted by law for all expenses relating to civil, criminal, administrative, or investigative procedures to which they are a party (1) by reason of the fact that they are or were our directors or officers or (2) by reason of the fact that, while they are or were our directors or officers, they are or were serving at our request as a director, officer, or employee of another enterprise. Our bylaws further provide that an advancement for any such expenses shall only be made upon delivery to us by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that we will not indemnify such indemnitee.

Indemnification Agreements

In connection with the spin-off, we will enter into indemnification agreements with certain of our directors and officers. These agreements will require us to indemnify these directors and officers with respect to their activities as our directors or officers or when serving at our request as a director, officer, or trustee of another corporation, trust, or other enterprise against expenses (including attorneys’ fees, judgments, fines, and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending, or completed suit or proceeding (civil, criminal administrative or investigative) to which they are, or are threatened to be made, parties as a result of their service to us. We will agree to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee, as determined by the indemnitee (1) the benefits provided by our certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (2) the benefits provided by our certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (3) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (4) the benefits allowable under the law of the jurisdiction under which we exist at the time expenses are incurred by the indemnitee; (5) the benefits available under liability insurance obtained by us; and (6) such other benefits as may be otherwise available to the indemnitee under our existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of us with respect to suits or proceedings arising out of acts or omissions during his service to us.

Each indemnitee will agree to notify us promptly of any proceeding brought or threatened and not to make any admission or settlement without our consent, unless the indemnitee determines to undertake his own defense and waives the benefits of the indemnification agreement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of SpinCo common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and SpinCo common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part.

After the spin-off, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC. Our future filings will be available from the SEC as described above.

We will make most of our SEC filings temporarily available free of charge through Acuity Brands’ website (www.acuitybrands.com) as soon as practicable after we electronically file these materials with the SEC. After the spin-off, you may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

Acuity SpinCo, Inc.

4401 Northside Parkway

Suite 700

Atlanta, GA 30327-3093

Attention: Investor Relations

(404) 352-1680

We intend to furnish holders of SpinCo common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets as of May 31, 2007 (unaudited) and August 31, 2006 and 2005	F-3
Combined Statements of Operations for the nine months ended May 31, 2007 and 2006 (unaudited) and for each of the three years in the period ended August 31, 2006	F-4
Combined Statements of Cash Flows for the nine months ended May 31, 2007 and 2006 (unaudited) and for each of the three years in the period ended August 31, 2006	F-5
Combined Statements of Parent’s Equity and Comprehensive Income for each of the three years in the period ended August 31, 2006 and for the nine months ended May 31, 2007 (unaudited)	F-6
Notes to Combined Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Acuity Brands, Inc.

We have audited the accompanying combined balance sheets of the chemical business formerly operated by the Acuity Specialty Products segment of Acuity Brands, Inc. (as defined in Note 1 to the combined financial statements), to be reorganized as Acuity SpinCo, Inc., (the “Company”) as of August 31, 2006 and 2005, and the related combined statements of operations, parent’s equity and comprehensive income, and cash flows for each of the three years in the period ended August 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Acuity SpinCo, Inc. at August 31, 2006 and 2005, and the combined results of its operations and its cash flows for each of the three years in the period ended August 31, 2006 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the combined financial statements, during the year ended August 31, 2006, the Company began recording share-based expense in accordance with Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 27, 2007

ACUITY SPINCO, INC.

COMBINED BALANCE SHEETS

(In thousands)

	May 31,	August 31,
	2007	2006	2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,789	$8,128	$11,794
Accounts receivable, less reserve for doubtful accounts of $3,434, $3,788, and $4,050 at May 31, 2007, August 31, 2006, and August 31, 2005, respectively	91,065	89,940	85,722
Inventories	49,734	46,483	46,744
Prepayments and other	6,686	4,325	4,136
Deferred income taxes	5,095	6,573	6,290

Total current assets	157,369	155,449	154,686
Property, plant, and equipment, at cost:
Land	3,273	3,261	3,253
Buildings and leasehold improvements	50,918	50,351	49,171
Machinery and equipment	82,445	83,482	80,158

Total property, plant, and equipment	136,636	137,094	132,582
Less accumulated depreciation and amortization	85,219	83,518	76,306

Property, plant, and equipment, net	51,417	53,576	56,276
Other assets:
Goodwill	31,786	31,555	31,225
Intangible assets	124	145	172
Deferred income taxes	8,175	7,289	6,085
Other long-term assets	134	359	1,072

Total other assets	40,219	39,348	38,554

Total assets	$249,005	$248,373	$249,516

LIABILITIES AND PARENT’S EQUITY
Current liabilities:
Current maturities of long-term debt	$596	$643	$567
Accounts payable	32,086	35,410	31,939
Accrued compensation	17,361	20,492	20,746
Other accrued liabilities	33,275	26,952	29,449

Total current liabilities	83,318	83,497	82,701
Long-term debt, less current maturities	74,404	74,357	74,433
Deferred income taxes	616	616	—
Self-insurance reserves, less current portion	7,112	6,134	7,238
Other long-term liabilities	3,236	2,721	4,746
Commitments and contingencies (See Note 7)
Parent’s equity:
Parent’s equity investment	68,169	72,077	76,459
Accumulated other comprehensive loss items	12,150	8,971	3,939

Total Parent’s equity	80,319	81,048	80,398

Total liabilities and Parent’s equity	$249,005	$248,373	$249,516

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ACUITY SPINCO, INC.

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005	2004
	(unaudited)
Net Sales	$413,318	$401,947	$552,084	$534,952	$523,669
Cost of Products Sold	175,464	170,351	234,894	223,113	208,452

Gross Profit	237,854	231,596	317,190	311,839	315,217
Selling, Distribution, and Administrative Expense	220,623	203,960	276,792	272,506	278,808
Loss (Gain) on sale of fixed assets	190	351	349	(1,896)	192
Gain on sale of businesses	—	—	—	(538)	(999)
Special Charge	—	—	—	4,533	—

Operating Profit	17,041	27,285	40,049	37,234	37,216
Other Expense (Income):
Interest expense, net	3,811	3,199	4,429	2,639	1,699
Miscellaneous (income) expense, net	(32)	(14)	(203)	(509)	307

Total Other Expense (Income)	3,779	3,185	4,226	2,130	2,006

Income before Provision for Income Taxes	13,262	24,100	35,823	35,104	35,210
Provision for Income Taxes	6,159	8,951	14,548	12,044	14,890

Net Income	$7,103	$15,149	$21,275	$23,060	$20,320

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ACUITY SPINCO, INC.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005	2004
	(unaudited)
Cash Provided by (Used for) Operating Activities:
Net income	$7,103	$15,149	$21,275	$23,060	$20,320
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	5,276	6,398	8,397	9,090	8,243
Loss (Gain) on the sale or disposal of fixed assets	190	351	349	(1,896)	192
Gain on the sale of business	—	—	—	(538)	(999)
Other non-cash charges	1,537	1,247	2,427	1,286	1,253
Changes in assets and liabilities, net of effect of acquisitions and divestitures:
Accounts receivable	(1,125)	(3,734)	(4,218)	(2,134)	(3,935)
Inventories	(3,251)	(2,762)	261	(181)	(725)
Deferred income taxes	(53)	(556)	(1,376)	(4,309)	1,240
Prepayments and other current assets	(2,361)	(3,819)	(189)	1,855	(1,393)
Accounts payable	(3,324)	1,477	3,471	3,767	(1,105)
Other current liabilities	3,837	(2,859)	(2,246)	1,778	4,739
Self insurance reserves and other long-term liabilities	3,041	(1,110)	(1,735)	1,194	1,599
Other assets	1,475	1,941	2,063	1,642	545

Net Cash Provided by Operating Activities	12,345	11,723	28,479	34,614	29,974

Cash Provided by (Used for) Investing Activities:
Purchases of property, plant, and equipment	(3,395)	(3,094)	(5,533)	(12,921)	(9,995)
Proceeds from sale of property, plant, and equipment	92	13	34	2,390	164
Proceeds from sale of businesses	123	110	151	251	2,477

Net Cash Used for Investing Activities	(3,180)	(2,971)	(5,348)	(10,280)	(7,354)

Cash Provided by (Used for) Financing Activities:
Proceeds from issuances of long-term debt	332	245	473	544	221
Repayments of long-term debt	(332)	(245)	(473)	(544)	(221)
Net activity with Acuity Brands, Inc.	(12,688)	(9,169)	(27,158)	(15,492)	(23,912)

Net Cash Used For Financing Activities	(12,688)	(9,169)	(27,158)	(15,492)	(23,912)

Effect of Exchange Rate Changes on Cash	184	547	361	(113)	218

Net Change in Cash and Cash Equivalents	(3,339)	130	(3,666)	8,729	(1,074)
Cash and Cash Equivalents at Beginning of Period	8,128	11,794	11,794	3,065	4,139

Cash and Cash Equivalents at End of Period	$4,789	$11,924	$8,128	$11,794	$3,065

Supplemental Cash Flow Information:
Income taxes paid during the year	$5,849	$8,186	$15,077	$12,790	$11,037
Interest paid during the period	$3,651	$3,058	$4,429	$2,579	$1,720

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ACUITY SPINCO, INC.

COMBINED STATEMENTS OF PARENT’S EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Parent’s Equity	Accumulated Other Comprehensive Income	Total Equity	Comprehensive Income
Balance at September 1, 2003	$74,090	$(4,733)	$69,357
Net income	20,320	—	20,320	$20,320
Foreign currency translation adjustment (net of tax benefit of $214)	—	4,106	4,106	4,106
Other non-cash charges	1,253	—	1,253

Comprehensive income				$24,426

Net transaction with Acuity Brands, Inc.	(25,398)	—	(25,398)

Balance at August 31, 2004	70,265	(627)	69,638
Net income	23,060	—	23,060	$23,060
Foreign currency translation adjustment (net of tax expense of $585)	—	4,566	4,566	4,566
Other non-cash charges	1,286	—	1,286

Comprehensive income				$27,626

Net transaction with Acuity Brands, Inc.	(18,152)	—	(18,152)

Balance at August 31, 2005	76,459	3,939	80,398
Net income	21,275	—	21,275	$21,275
Foreign currency translation adjustment (net of tax expense of $73)	—	5,032	5,032	5,032
Other non-cash charges	2,427	—	2,427
Equity adjustment for deferred compensation plan amendment	1,394	—	1,394

Comprehensive income				$26,307

Net transaction with Acuity Brands, Inc.	(29,478)	—	(29,478)

Balance at August 31, 2006	72,077	8,971	81,048
Net income	7,103	—	7,103	$7,103
Foreign currency translation adjustment (net of tax expense of $0)	—	3,179	3,179	3,179
Other non-cash charges	1,537	—	1,537
Equity adjustment for deferred compensation plan amendment	1,548	—	1,548

Comprehensive income				$10,282

Net transaction with Acuity Brands, Inc.	(14,096)	—	(14,096)

Balance at May 31, 2007 (unaudited)	$68,169	$12,150	$80,319

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

ACUITY SPINCO, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except share and per-share data and as indicated)

Note 1: Distribution, Description of Business and Basis of Presentation

Distribution and Description of the Business

On July 23, 2007, the board of directors of Acuity Brands, Inc. (“Acuity Brands” or “Parent”) authorized the pursuit of a plan to spin-off the chemical business, formerly operated as the Acuity Specialty Products segment of Acuity Brands, to Acuity Brands stockholders (the “Distribution” or “spin-off”). The spin-off is intended to be tax-free for United States federal income tax purposes and is subject to certain conditions, including but not limited to regulatory approvals, the receipt of a favorable tax ruling from the Internal Revenue Service, and final approval by the Acuity Brands’ board of directors. The distribution will be accomplished by transferring the assets and liabilities of the chemical business to Acuity SpinCo, Inc., a holding company formed on July 27, 2007, and then distributing all of the shares of common stock of Acuity SpinCo, Inc. to Acuity Brands stockholders. Acuity Brands’ stockholders will receive one share of Acuity SpinCo, Inc. common stock for every two shares of Acuity Brands common stock held as of the date of distribution (the “Distribution Date”). Separating Acuity SpinCo, Inc. from Acuity Brands’ existing operations will create two companies, each with its own management and board of directors focused on its respective business. Acuity SpinCo, Inc. was incorporated on July 27, 2007 as an indirect wholly owned subsidiary of Acuity Brands and will not have any operations, assets, or liabilities until immediately prior to the Distribution. In conjunction with the separation of their businesses, SpinCo and Acuity Brands will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including the Agreement of Plan of Distribution, which we refer to as the distribution agreement, the tax disaffiliation agreement, the employee benefits agreement, and the transition services agreement. Assuming final approvals are obtained, Acuity Brands is currently targeting an                     , 2007 effective date for the distribution.

These Combined Financial Statements include the accounts comprising Acuity Brands’ chemical business (referred to herein as “SpinCo” or the “Company”). SpinCo is a producer, marketer, and service provider of a wide range of cleaning and maintenance solutions for commercial, industrial, institutional, and consumer end-markets. SpinCo’s product portfolio includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor care, sanitizers, and pest and weed control products. Utilizing a base of more than 2,300 unique formulations, SpinCo sells over 12,000 chemical products, in addition to numerous other related and special products, through its salaried and commissioned direct sales force, operates six plants, and serves approximately 350,000 customers through a network of distribution centers and warehouses.

Basis of Presentation

The Combined Financial Statements have been prepared on the historical cost basis in accordance with U.S. generally accepted accounting principles and present SpinCo’s financial position, results of operations, and cash flows as derived from historical financial statements of Acuity Brands as of August 31, 2006 and 2005 and for the three years ended August 31, 2006, 2005, and 2004. The accompanying unaudited combined financial statements have been prepared on the same basis as the Combined Financial Statements, and in the opinion of management, reflect all normal and recurring adjustments considered necessary to present fairly SpinCo’s combined financial position at May 31, 2007 and its combined results of operations for the nine months ended May 31, 2007 and May 31, 2006. The combined results of operations for the nine months ended May 31, 2007 are not necessarily indicative of the results that may be expected for the year ending August 31, 2007 or for any other period.

Certain Acuity Brands corporate assets, liabilities, and expenses have been allocated to SpinCo based on an estimate of the proportion of corporate amounts allocable to SpinCo, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, the assumptions and allocations have been made on a reasonable and appropriate basis under the circumstances. Management believes that amounts allocated to SpinCo reflect a reasonable representation of the costs that would have been incurred if SpinCo had performed these functions as a stand-alone company. However, these combined financial statements do not include all of the actual expenses that would have been incurred had SpinCo been a stand-alone entity during the periods presented and do not reflect SpinCo’s combined results of operations, financial position, and cash flows had SpinCo actually been a stand-alone company during the periods presented. The combined financial statements reflect an allocation of corporate expense, assets and liabilities including but not limited to debt and related interest expense, of which these two are further described in Note 4 to the Notes to Combined Financial Statements.

Note 2: Summary of Significant Accounting Policies

Principles of Combination

The Combined Financial Statements include the accounts of SpinCo after elimination of significant intercompany transactions and accounts.

Revenue Recognition

SpinCo records revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price to the customer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer assumes the risks and rewards of ownership. Customers take delivery at the time of shipment for terms designated free on board shipping point. For sales designated free on board destination, customers take delivery when the product is delivered to the customer’s delivery site. Provisions for certain rebates, sales incentives, product returns, and discounts to customers are recorded as an offset to revenue in the same period the related revenue is recorded.

The Company provides for limited product return rights to certain distributors and customers primarily for slow moving or damaged items subject to certain defined criteria. The Company monitors product returns and records, at the time revenue is recognized, a provision for the estimated amount of future returns based primarily on historical experience and specific notification of pending returns. Although historical product returns generally have been within expectations, there can be no assurance that future product returns will not exceed historical amounts. A significant increase in product returns could have a material impact on the Company’s operating results in future periods.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, which include estimates of Acuity Brands’ costs allocated to SpinCo, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in marketable securities and is included in the accompanying balance sheets at fair value. SpinCo considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an allowance for estimated uncollectible accounts to reflect losses anticipated on accounts receivable balances. The allowance is based on historical write-offs, an analysis of past due accounts based on the contractual terms of the receivables, and the economic status of customers, if known. Management believes that the allowance is sufficient to cover uncollectible amounts; however, there can be no assurance that unanticipated future business conditions of customers will not have a negative impact on the Company’s results of operations.

Concentrations of Credit Risk

Concentrations of credit risk with respect to receivables, which are typically unsecured, are generally limited due to the wide variety of customers and markets using SpinCo’s products, as well as their dispersion across many different geographic areas. Receivables due from The Home Depot were approximately $13.6 million as of May 31, 2007 and $15.2 million and $14.4 million for the years ended August 31, 2006 and 2005, respectively. No other single customer accounted for more than 10% of combined receivables at May 31, 2007. Additionally, net sales to The Home Depot by SpinCo accounted for approximately 11% of combined net sales in the first nine months of fiscal years 2007 and 2006, respectively, and for approximately 12% in fiscal years 2006, 2005, and 2004, respectively.

Inventories

Inventories include materials, direct labor, and related manufacturing overhead, are stated at the lower of cost (on a first-in, first-out or average cost basis) or market, and consist of the following:

	May 31,	August 31,
	2007	2006	2005
	(Unaudited)
Raw materials and supplies	$12,674	$11,788	$12,365
Work in progress	258	249	429
Finished goods	38,468	36,308	35,807

	51,400	48,345	48,601
Less: Reserves	(1,666)	(1,862)	(1,857)

	$49,734	$46,483	$46,744

Goodwill and Other Intangibles

Of the $31.8 million in goodwill reflected as of May 31, 2007 on the Combined Balance Sheets, approximately $21.0 million is attributable to the fiscal 1997 acquisition of Enforcer. The Enforcer brand provides retail plumbing and pest and weed control products sold through home improvement retailers. The remainder of the goodwill resulted from several smaller acquisitions. SpinCo tests goodwill for impairment on an annual basis in the fiscal fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount of goodwill may exceed its fair value. The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of the reporting unit, SpinCo, with its carrying value, including goodwill. The fair value of SpinCo is determined based on a combination of valuation techniques including the expected present value of future cash flows, a market multiple approach, and a comparable transaction approach. If the calculated fair value of a reporting unit exceeds the carrying value, goodwill is not impaired and the second step is not necessary. If the carrying value of a reporting unit exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying value. If the implied fair value of the goodwill is less than the carrying value, an impairment charge is recorded. This analysis did not result in an impairment charge during fiscal years 2006, 2005, or 2004.

SpinCo’s intangible assets subject to amortization primarily include the trademarks, patents, and formulations acquired through the purchase of Enforcer. The Company amortizes trademarks associated with specific products with finite lives over their estimated useful lives of 30 years. Other amortized intangible assets consist primarily of patented technology that is amortized over its estimated useful life of 12 years. The Company recorded amortization expense of less than $0.1 million related to intangible assets with finite lives during fiscal years 2006, 2005, and 2004. In each of the next five years amortization expense is projected to remain consistent with that reported during fiscal years 2006, 2005, and 2004. There have been no adjustments during the first nine months of fiscal year 2007 to intangible assets related to trademarks, patents, and formulations other than normal accumulated amortization.

Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	May 31,	August 31,
	2007	2006	2005
	(Unaudited)
Deferred compensation and postretirement benefits (1)	$3,152	$2,629	$4,643
Miscellaneous	84	92	103

	$3,236	$2,721	$4,746

(1)	Postretirement benefits—The Company maintains a non-qualified deferred compensation plan for the benefit of eligible employees. The deferred compensation plan provides for elective deferrals of an eligible employee’s compensation and, in some cases, matching contributions by the Company. In addition, the plan provides for an automatic contribution by the Company of 3% of an eligible employee’s compensation. See Note 6 of the Notes to Combined Financial Statements for more information regarding this plan.

Shipping and Handling Fees and Costs

SpinCo includes shipping and handling fees billed to customers in Net Sales. Shipping and handling costs associated with inbound freight and freight between manufacturing facilities and distribution centers are generally recorded in Cost of Products Sold. Certain other shipping and handling costs are included in selling, distribution, and administrative expenses, and totaled $26.9 million, $25.2 million, $35.4 million, $26.3 million, and $26.1 million for the nine month periods ended May 31, 2007 and 2006, respectively, and for fiscal years 2006, 2005, and 2004, respectively.

Earnings Per Share

Earnings per share data has not been presented since the businesses that comprise SpinCo were wholly owned subsidiaries of Acuity Brands, or businesses thereof, during the periods presented and will be recapitalized as part of the Distribution.

Share-Based Compensation

SpinCo employees participate in Acuity Brands’ stock-based compensation programs that provide for the granting of Acuity Brands stock options, restricted stock awards, and employee stock purchase plan rights to employees and other key individuals. The majority of the share-based compensation expense generated through the administration of these award programs does not affect SpinCo’s overall cash position. Therefore, certain of these expenses have been reflected as other non-cash charges within our Combined Statement of Cash Flows and Combined Statements of Parent’s Equity and Comprehensive Income. Effective September 1, 2005, Acuity Brands adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment using the modified prospective method in its accounting for Acuity Brands’ stock options, restricted shares, and share units representing certain deferrals into the Supplemental Deferred Savings Plan (see Note 6 of the Notes to Combined Financial Statements for further discussion of these plans).

Had share-based expense for Acuity Brands’ stock option plans and employee stock purchase plans been determined based on a calculated fair value using the Black-Scholes model at the grant date for awards consistent with the recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) (“SFAS No. 123(R)”), SpinCo’s net income would have been impacted as follows for the years ended August 31, 2005 and 2004:

	Years Ended August 31,
	2005	2004
Net income, as reported	$23,060	$20,320
Less: Compensation expense related to the Employee Stock Purchase Plan, net of tax	(94)	(127)
Less: Stock-based compensation determined under fair value based method for stock option awards, net of tax	(774)	(1,563)

Net income, pro forma	$22,192	$18,630

The pro forma effect of applying SFAS No. 123(R) may not be representative of the effect on SpinCo’s future reported net income as awards currently issued in Acuity Brands’ equity could be replaced with those issued by SpinCo on or about the Distribution date.

Prior to the adoption of SFAS No. 123(R), Acuity Brands recognized the full fair value of restricted stock awards upon issuance within stockholders’ equity. At the end of fiscal year 2005, approximately $3.5 million of deferred compensation costs attributable to SpinCo had been recognized in paid-in capital, offset by an equal amount recorded in unearned compensation on restricted stock. These amounts were reversed pursuant to the adoption of SFAS No. 123(R) and were recognized as equity instruments pertaining to restricted stock awards in accordance with the related awards’ vesting provisions.

Share-based expense includes expense related to restricted stock and options issued, as well as share units deferred into the Supplemental Deferred Savings Plan. SpinCo incurred $2.4 million and $2.0 million in share-based expense for the nine month periods ended May 31, 2007 and May 31, 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation was $1.1 million and $0.7 million for the nine month periods ended May 31, 2007 and May 31, 2006, respectively. SpinCo incurred $3.4 million, $2.3 million, and $2.2 million of share-based expense for the years ended August 31, 2006, 2005, and 2004, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $1.4 million, $0.8 million, and $0.9 million for the years ended August 31, 2006, 2005, and 2004, respectively. SpinCo did not capitalize any expense related to share-based payments and has recorded share-based expense in selling, distribution, and administrative expenses. Equity awards having graded vesting provisions are accounted for on a straight-line basis.

On November 10, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. FAS 123(R)-3 Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards. Acuity Brands elected to adopt the alternative transition method permissible under this FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method simplifies establishment of the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation. SFAS No. 123(R) requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under prior guidance. Any excess tax benefits associated with share-based awards issued to

SpinCo officers and key employees will remain with Acuity Brands. See Note 6 of Notes to Combined Financial Statements for additional information pertaining to share-based award programs affecting SpinCo personnel.

Depreciation

For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (20 to 40 years for buildings and 5 to 12 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses amounted to $1.7 million and $1.8 million during the nine month periods ended May 31, 2007 and 2006, respectively, and $2.3 million, $2.2 million, and $2.3 million during fiscal years 2006, 2005, and 2004, respectively.

Advertising

Advertising costs are expensed as incurred and totaled $4.7 million and $5.0 million during the nine month periods ended May 31, 2007 and 2006, respectively. Advertising costs totaled $6.7 million, $7.0 million, and $6.6 million during fiscal years 2006, 2005, and 2004, respectively.

Foreign Currency Translation

The functional currency for the foreign operations of SpinCo is the local currency. The translation of foreign currencies into United States dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using a weighted average exchange rate each month during the year. The gains or losses resulting from the translation are included in Comprehensive Income in the Combined Statements of Parent’s Equity and Comprehensive Income and are excluded from net income.

Gains or losses resulting from foreign currency transactions are included in Miscellaneous expense (income), net in the Combined Statements of Operations and were insignificant during the first nine months of fiscal years 2007 and 2006, as well as during fiscal years 2006, 2005, and 2004.

Interest Expense, Net

Interest expense, net, is composed primarily of interest expense on long-term debt, revolving credit facility borrowings, short-term borrowings, and obligations in connection with non-qualified retirement plans, partially offset by interest income on cash and cash equivalents. As discussed in Note 4 of the Notes to Combined Financial Statements, outstanding debt in the amount of $75.0 million has been presented within SpinCo’s historical Combined Statements of Financial Position for the nine month period ended May 31, 2007 and for the years ended August 31, 2006 and 2005. SpinCo has reflected interest expense associated with these borrowings within the historical Combined Statements of Operations as though the $75.0 million in total borrowings had been outstanding during all periods presented therein.

The following table summarizes the components of interest expense, net:

	Nine Months Ended May 31,		Years Ended August 31,
	2007	2006	2006	2005	2004
	(Unaudited)
Interest expense	$3,982	$3,350	$4,641	$2,935	$1,878
Interest income	(171)	(151)	(212)	(296)	(179)

Interest expense, net	$3,811	$3,199	$4,429	$2,639	$1,699

Miscellaneous Expense (Income), Net

Miscellaneous expense (income), net, is composed primarily of gains or losses on foreign currency transactions.

Accounting Standards Adopted in Fiscal 2007

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-03”). The consensus reached in EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that are directly imposed on revenue-producing transactions (e.g. sales, use, value added and excise taxes) between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006, and thus became effective for us during the third quarter of fiscal 2007. As a matter of accounting policy, we record all taxes within the scope of EITF 06-03 on a net basis.

Accounting Standards Adopted in Fiscal 2006

In September 2005, the FASB ratified the consensus reached by the EITF on Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 defines when a purchase and a sale of inventory with the same party that operates in the same line of business should be considered a single non-monetary transaction subject to Accounting Principles Board Opinion 29, Accounting for Non-monetary Transactions. The EITF agreed this Issue should be applied to new arrangements entered into in reporting periods beginning after March 15, 2006, and to all inventory transactions that are completed after December 15, 2006, for arrangements entered into prior to March 15, 2006. SpinCo has determined the impact of the adoption of EITF 04-13 will be immaterial to SpinCo’s results of operations and financial position.

On October 22, 2004, the American Jobs Creation Act of 2004 (“Jobs Creation Act”) was signed into law. This legislation provides for the optional repatriation of cash from foreign subsidiaries allowing an 85% deduction on dividends received, subject to a number of limitations. In December 2004, the FASB issued Staff Position 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP No. 109-2”), indicating that the lack of clarification of certain provisions within the Jobs Creation Act and the timing of the enactment necessitate a practical exception to the SFAS No. 109, Accounting for Income Taxes, requirement to reflect in the period of enactment the effect of a new tax law. Accordingly, an enterprise is allowed time beyond the financial reporting period to evaluate the effect of the Jobs Creation Act on its plans for reinvestment or repatriation of foreign earnings. FSP No. 109-2 requires that the provisions of SFAS No. 109 be applied as an enterprise decides on its plan for reinvestment or repatriation of its unremitted foreign earnings. During August 2006, Acuity Brands repatriated a total of $9.2 million in SpinCo’s previously undistributed foreign earnings and basis in accordance with the provisions afforded by the Jobs Creation Act. The total income tax provision associated with the repatriation was approximately $0.5 million, which affected the fiscal 2006 effective tax rate approximately 1.5%. See Note 9 of Notes to Combined Financial Statements for further information regarding how this repatriation affected SpinCo’s results of operations.

The FASB also issued Staff Position 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FSP No. 109-1”) in connection with the Jobs Creation Act. Under the guidance in FSP No. 109-1, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of the deduction is to be reported in the period in which the deduction is claimed on the Company’s tax return. Accordingly, Acuity Brands treated qualifying dividends repatriated in August 2006 under the Jobs Creation Act as a special deduction as defined by SFAS No. 109.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123(R)”). The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. It does not specify a preference for a type of valuation model to be used when measuring fair value. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SpinCo adopted SFAS No. 123(R) on September 1, 2005 using the modified-prospective transition method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 relating to SFAS No. 123(R). SpinCo has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R), which are reflected in SpinCo’s related disclosures dealing with share-based awards issued in Acuity Brands’ equity. See Note 6 of Notes to Combined Financial Statements for more information.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company adopted FIN 47 during fiscal 2006. Adoption of this interpretation did not have a significant effect on the Company’s combined results of operations or financial position.

Accounting Standards Yet to be Adopted

In February 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is less complex than using the hedge-accounting requirements in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is therefore effective for the Company beginning in fiscal year 2009. The Company is currently assessing the effect of implementing this guidance, which is dependent upon the nature and extent of eligible items elected to be measured at fair value upon initial application of the standard. However, SpinCo does not expect the adoption of SFAS No. 159 to have a material impact on the Company’s results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”). SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance. The provisions governing recognition of the funded status of a defined benefit plan and related disclosures are effective as of the end of fiscal years ending after December 15, 2006, and are therefore effective for the Company at the end of fiscal year 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008, and is therefore effective for the

Company in fiscal year 2009. The Company does not expect the adoption of SFAS No. 158 to have a material impact on the Company’s results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a single authoritative definition of fair value, establishes a framework for measuring fair value, and expands disclosure requirements pertaining to fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, and is therefore effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the impact that this guidance will have on its results of operations and financial position.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement implications of tax positions taken or expected to be taken in a company’s tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure of such positions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is therefore effective for the Company in fiscal year 2008. The Company is in the process of evaluating the impact FIN 48 will have on the Company’s results of operations and financial position.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS No. 140”). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006, and is therefore effective for the Company in fiscal year 2008. Earlier adoption is permitted, provided companies have not yet issued financial statements, including interim periods, for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the Company’s results of operations.

In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 Accounting Changes, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This pronouncement was not yet effective for SpinCo in fiscal 2006, however we adopted SFAS No. 154 during the first quarter of fiscal 2007 without a material effect on our combined results of operations or financial position.

Note 3: Employee Benefit Plans

Employees of SpinCo participate in SpinCo’s qualified defined contribution plans to which both employees and SpinCo make contributions. The cost to SpinCo for these plans during the nine month periods ended May 31, 2007 and 2006 was $2.1 million and $1.8 million, respectively. The cost to SpinCo for these plans during the years ended August 31, 2006, 2005 and 2004 was $2.4 million, $2.2 million, and $2.2 million, respectively. Employer matching amounts are allocated in accordance with the participants’ investment elections for elective deferrals. At August 31, 2006, assets of the domestic defined contribution plans included shares of the Acuity Brands’ common stock with a market value of approximately $11.8 million, which represented approximately 6.7% of the total fair market value of the assets in SpinCo’s domestic defined contribution plans. In addition, Acuity Brands maintains a non-qualified deferred compensation plan in which certain employees of SpinCo participate. The deferred compensation plan provides for elective deferrals of an eligible employee’s compensation and, in some cases, matching contributions by Acuity Brands. The plan also provides for an automatic contribution by Acuity Brands of 3% of an eligible employee’s compensation. Costs and related liabilities incurred by SpinCo employees’ participation in this plan have been reflected in the accompanying Combined Financial Statements. SpinCo intends to establish long-term incentive programs prior to the Distribution; however, the terms and benefits of these programs are yet to be determined. See Note 6 of the Notes to Combined Financial Statements for more information regarding this plan.

Note 4: Long-Term Debt and Lines of Credit

Long-Term Debt

As part of the distribution agreement between Acuity Brands and SpinCo, SpinCo expects to assume or otherwise refinance approximately $75.0 million in debt. The borrowings refinanced by SpinCo are expected to include $30.0 million and $37.5 million under a new receivables facility and a new revolving credit facility, respectively, all of which will be distributed to Acuity Brands. Additionally, SpinCo will assume a $7.2 million industrial revenue bond that matures in 2018. SpinCo will also assume or refinance approximately $0.3 million of other debt in connection with the spin-off.

Assumptions regarding prospective debt issuances are in part based upon SpinCo’s anticipated financial condition at the time of the spin-off. A primary measure used in assessing this condition is SpinCo’s EBITDA, which has remained consistent throughout the periods presented in these historical financial statements. Therefore, outstanding debt in the amount of $75.0 million has been presented within SpinCo’s historical Combined Statements of Financial Position for the nine months ended May 31, 2007 and for the years ended August 31, 2006 and 2005. SpinCo has reflected the interest expense associated with these borrowings within its historical Combined Statements of Operations as though the $75.0 million in total borrowings had been outstanding during all periods presented therein.

Receivables Facility

Prior to the Distribution, SpinCo expects to enter into a receivables facility that would allow it to borrow, on an ongoing basis, up to $40.0 million secured by undivided interests in a defined pool of our trade accounts receivable. SpinCo expects the receivables facility to have a term of one year, renewable annually, and to bear interest at commercial paper rates plus an applicable margin. Given our intent and ability to annually refinance short-term borrowings under the receivables facility, the accompanying Combined Balance Sheets reflect such borrowings as long-term debt.

Revolving Credit Facility

SpinCo expects to enter into a $100.0 million revolving credit facility, which will mature in 2012. SpinCo expects the revolving credit facility to contain certain customary financial covenants. In addition, SpinCo expects the receivables facility and the revolving credit facility each to contain “material adverse effect” provisions such that, generally, if SpinCo were to experience an event causing a material adverse effect in our financial condition, operations, or properties, as defined in the agreements, additional future borrowings under either facility could be denied and payments on outstanding borrowings could be accelerated.

Industrial Revenue Bond

The $7.2 million industrial revenue bond due in 2018 is a tax-exempt variable rate instrument that resets on a weekly basis. The interest rate was approximately and 3.4% and 3.8% for the bond at August 31, 2006 and May 31, 2007, respectively. Principal payments on the bond are made in equal semi-annual installments.

Letters of Credit

At August 31, 2006 Acuity Brands had outstanding letters of credit for the purpose of securing collateral requirements under the casualty insurance programs maintained by Acuity Brands as well as for providing credit support for Acuity Brands’ industrial revenue bonds. SpinCo anticipates issuing letters of credit for similar purposes which will most likely approximate $12.1 million.

Note 5: Parent’s Equity and Related Matters

Acuity Brands’ Equity Investment

Acuity Brands’ equity investment includes the original investments in SpinCo, accumulated income of SpinCo, and the net intercompany balances with Acuity Brands. In connection with the Distribution, net intercompany balances with Acuity Brands have been capitalized and reflected within Parent’s Equity on SpinCo’s Combined Balance Sheets.

SpinCo anticipates its board of directors will adopt a stockholder protection rights agreement on or prior to the Distribution. If adopted, such an agreement would contain provisions intended to protect SpinCo’s stockholders in the event of an unsolicited offer to acquire SpinCo, including offers that do not treat all stockholders equally and other coercive, unfair, or inadequate takeover bids and practices that could impair the ability of SpinCo’s board of directors to fully represent stockholders’ interests.

Common and Preferred Stock

SpinCo expects to have 500 million shares of common stock, par value $.01 per share, and 50 million shares of preferred stock, par value $.01 per share (the “Preferred Stock”), authorized as of the Distribution Date. No shares of Preferred Stock are expected to be issued as of the Distribution Date.

Note 6: Share-Based Payments

Historically, SpinCo has participated in Acuity Brands’ long-term incentive programs that provided qualified and non-qualified stock options to officers and employees of Acuity Brands at exercise prices not less than the fair market value on the date of grant. The majority of the share-based compensation expense generated through the administration of these award programs does not affect SpinCo’s overall cash position. Therefore, certain of these expenses have been reflected as other non-cash charges within our Combined Statement of Cash Flows and Combined Statements of Parent’s Equity and Comprehensive Income. Generally, stock options awarded pursuant to those programs vest proportionately over a three-year period and are exercisable for ten years from the grant date. Certain of the long-term incentive programs also provide for awards of restricted shares of Acuity Brands’ common stock, which generally vest proportionally over a four-year period. A total of 11.1 million shares of Acuity Brands common stock have been reserved for issuance under the plans and a total of 1.6 million and 2.0 million shares remained available for future grants at May 31, 2007 and August 31, 2006 respectively.

SpinCo has incurred $2.4 million and $2.0 million of compensation expense related to share-based long-term incentive programs for the nine month periods ended May 31, 2007 and 2006, respectively. SpinCo has incurred $3.4 million, $2.3 million and $2.2 million of compensation expense related to share-based long-term incentive programs in fiscal years 2006, 2005 and 2004, respectively. SpinCo intends to establish similar long-term incentive programs prior to the Distribution; however, the terms and benefits of these programs are yet to be determined.

Pursuant to the employee benefits agreement, the Acuity Brands stock options held by SpinCo’s current employees generally will be converted to SpinCo stock options at the time of the Distribution. In accordance with the provisions of EITF 90-9 and FASB Interpretation No. 44, (“FIN 44”), SpinCo will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of Distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. In accordance with the provisions of EITF 90-9, and FIN 44, all other terms of the converted stock options will remain the same as those in effect immediately prior to the Distribution. No compensation expense is anticipated to result from the conversion of these options. At August 31, 2006, the number of shares of Acuity Brands’ common stock subject to options held by Acuity Brands employees, including SpinCo employees, was 2,656,305. The exercise prices of such options range from $13.54 to $39.83. The ultimate number of stock options to be held by SpinCo employees and the number and exercise prices of SpinCo stock options to be issued subject to the above calculation cannot yet be determined.

Long-Term Incentive Plans

Effective November 30, 2001, Acuity Brands adopted the Acuity Brands, Inc. Long-Term Incentive Plan (the “Plan”) for the benefit of officers and other key management personnel (“Participants”). An aggregate of 8.1 million shares was originally authorized for issuance under that plan. In October 2003, the board of directors approved the Acuity Brands, Inc. Amended and Restated Long-Term Incentive Plan (the “Amended Plan”), including an increase of 5.0 million in the number of shares available for grant. However, the board of directors subsequently committed that not more than 3.0 million of the 5.0 million share increase would be available for grant without further shareholder approval. In December 2003, the stockholders approved the Amended Plan. The Amended Plan provides for issuance of share-based awards, including stock options, stock appreciation rights, and performance-based and time-based restricted stock and restricted stock unit awards.

Restricted Stock Awards

Under the Amended Plan, Acuity Brands awarded restricted stock to officers and other key employees of SpinCo in September 2006, December 2005, January 2005, and December 2003. Shares issued under the Amended Plan vest over a four-year period from the respective grant dates. In December 2002, the Company reserved shares of performance-based restricted stock for issuance to officers and other key employees of SpinCo under the Plan. Those shares vest at the later of (a) determination by the compensation committee of the board of directors that at least two of the three performance measures have been achieved or (b) November 30 of the specified target year following achievement of related performance targets. In connection with an October 2000 National Service Industries, Inc. (“NSI”) award and the distribution of Acuity Brands from its former parent, NSI, in November 2001, Acuity Brands distributed restricted shares, matching NSI shares that were vesting, and reserved performance based restricted shares, representing conversion of the remaining October 2000 award which had not reached a vesting start date. These shares vest ratably in four equal annual installments beginning one year from the vesting start date based on achievement of progressive increases in the value of Acuity Brands stock, and certain SpinCo officers and key employees were included in this award. Additionally, Acuity Brands awarded restricted stock to certain employees of SpinCo on an individual basis in fiscal years 2007, 2006, 2005, and 2004. The fair value of restricted stock at the date of grant is equal to the closing stock price on that date.

Restricted stock transactions related to the restricted stock agreements held by officers and key employees of SpinCo during the years ended August 31, 2004, 2005, and 2006 and the nine month period ended May 31, 2007 were as follows:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Outstanding at September 1, 2003	197	$15.11

Granted	141	23.69
Vested	(31)	15.16
Forfeited	(11)	17.77

Outstanding at August 31, 2004	296	$18.96

Granted	52	27.32
Vested	(58)	15.88
Forfeited	(56)	19.98

Outstanding at August 31, 2005	234	$21.37

Granted	70	36.16
Vested	(94)	20.17
Forfeited	(55)	23.64

Outstanding at August 31, 2006	155	$28.00

Granted	43	45.77
Vested	(33)	21.24
Forfeited	(36)	31.91

Outstanding at May 31, 2007 (unaudited)	129	$34.51

As of August 31, 2006, there was $3.5 million of total unrecognized compensation cost related to unvested restricted stock of SpinCo employees. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during the years ended August 31, 2006, 2005, and 2004, was approximately $2.5 million, $1.7 million, and $0.7 million, respectively. The total fair value of shares vested during the nine month periods ended May 31, 2007 and May 31, 2006 was $1.5 million and $2.0 million, respectively.

Stock Options

Acuity Brands’ stock options held by current employees of SpinCo will generally be converted to, and replaced by, SpinCo stock options at the time of the Distribution using an agreed-upon conversion ratio. All other terms of the converted stock options are expected to remain the same as those in effect immediately prior to the Distribution. Accordingly, no compensation expense is expected to result from the replacement of the options.

The Company’s President and Chief Executive Officer’s vested Acuity Brands stock options at the time of the spin-off will remain Acuity Brands stock options while his unvested Acuity Brands stock options at the time of the spin-off will convert in accordance with the conversion ratio described above.

Options issued under the Amended Plan are generally granted with an exercise price equal to the fair market value of the Acuity Brands’ stock on the date of grant and expire 10 years from the date of grant. These options generally vest and become exercisable over a three-year period. Shares available for grant under all plans were approximately 2,000,000 at August 31, 2006, with additional shares available upon further shareholder approval. Shares available for grant under all plans were 2,000,000 and 2,100,000 at August 31, 2005 and 2004, respectively. Forfeited shares and shares that are exchanged to offset taxes are returned to the pool of shares available for grant.

The fair value of each option was estimated on the date of grant using the Black-Scholes model. The dividend yield was calculated based on annual dividends paid and the trailing 12 month average closing stock price at the time of grant. Expected volatility was based on historical volatility of the Acuity Brands’ stock over the preceding number of years equal to the expected life of the options. The risk-free interest rate was based on the United States Treasury yield for a term equal to the expected life of the options at the time of grant. Acuity Brands used historical exercise behavior data of similar employee groups to determine the expected life of options. All inputs into the Black-Scholes model are estimates made at the time of grant. Actual realized value of each option grant could materially differ from these estimates, though without impact to future reported net income.

The following weighted average assumptions were used to estimate the fair value of stock options awarded by Acuity Brands to all of its employees, including SpinCo employees, in the nine month period ended May 31, 2007 and fiscal years ended 2006, 2005, and 2004:

	May 31,	August 31,
	2007	2006	2005	2004
	(unaudited)
Dividend yield	1.6%	2.2%	2.3%	3.1%
Expected volatility	35.0%	43.0%	42.4%	43.8%
Risk-free interest rate	4.6%	4.4%	4.2%	3.3%
Expected life of options	5 years	5 years	6 years	8 years
Weighted-average fair value of options granted	$15.00	$12.21	$10.89	$8.71

Stock option transactions related to the stock option plans and stock option agreements held by SpinCo officers and key employees during the years ended August 31, 2004, 2005, and 2006 and the nine month period ended May 31, 2007 were as follows:

	Outstanding (share data in thousands)		Exercisable (share data in thousands)
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at September 1, 2003	1,404	$17.74	715	$20.60

Granted	151	23.72
Exercised	(343)	14.93
Cancelled	(53)	16.73

Outstanding at August 31, 2004	1,159	$19.40	703	$20.62

Granted	—	—
Exercised	(654)	16.11
Cancelled	(55)	27.21

Outstanding at August 31, 2005	450	$23.24	384	$23.18

Granted	12	31.99
Exercised	(282)	22.48
Cancelled	(21)	28.33

Outstanding at August 31, 2006	159	$24.57	131	$24.74

Granted	—	—
Exercised	(81)	26.29
Cancelled	—	—

Outstanding at May 31, 2007 (unaudited)	78	$22.80	78	$22.80

Range of option exercise prices through May 31, 2007:
$10.00 – $15.00 (average life – 4.2 years)	17	$13.80	17	$13.80
$15.01 – $20.00 (average life – 3.2 years)	13	16.50	13	16.50
$20.01 – $25.00 (average life – 5.2 years)	26	23.76	26	23.76
$25.01 – $30.00 (average life – 1.6 years)	15	29.33	15	29.33
$30.01 – $52.28 (average life – 0.3 years)	8	37.85	8	37.85

The total intrinsic value of options exercised during the years ended August 31, 2006, 2005, and 2004 was $3.7 million, $7.3 million, and $3.2 million, respectively. The total intrinsic value of options outstanding, expected to vest, and exercisable as of August 31, 2006 was $2.9 million, $2.9 million, and $2.4 million, respectively. As of August 31, 2006, there was $0.04 million of total unrecognized compensation cost related to unvested options. That cost is expected to be recognized over a weighted-average period of less than one year.

Share Units

The Company allowed employees to defer a portion of restricted stock awards granted in fiscal years 2003 and 2004 into the Supplemental Deferred Savings Plan and the value of the restricted stock was converted into share units. Those share units were adjusted to the current market value at the end of each month. On June 29, 2006, the board of directors amended this plan to provide that the share unit deferrals would be distributed in stock rather than cash. The shares were valued at the closing stock price on the date of conversion and expense related to the shares will no longer fluctuate with Acuity Brands’ stock price. As of May 31, 2007 and August 31, 2006, approximately 29,000 and 22,000, respectively, fully vested share units belonging to SpinCo employees were accounted for under this plan.

Note 7: Commitments and Contingencies

Self-Insurance

It is the policy of SpinCo to self-insure, up to certain limits, risks including workers’ compensation, comprehensive general liability, and auto liability. Based on SpinCo’s estimate of the aggregate liability for claims incurred, a provision for claims under this self-insured program is revised and recorded annually. This estimate is derived from both internal and external sources including by not limited to SpinCo’s independent actuary. SpinCo is also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property and business interruptions resulting from such loss. Insurance coverage is maintained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. SpinCo is fully self-insured for certain other types of liabilities, including employment practices, environmental, product recall, and patent infringement.

SpinCo is also self-insured for the majority of its medical benefits plans. The Company estimates its aggregate liability for claims incurred by applying a lag factor to the Company’s historical claims and administrative cost experience. The appropriateness of the Company’s lag factor is evaluated and revised annually, as necessary.

Leases

SpinCo leases certain of its buildings and equipment under non-cancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 2006, are as follows: 2007—$7.0 million; 2008—$5.8 million; 2009—$4.5 million; 2010—$3.9 million; 2011—$3.6 million; after 2011—$10.8 million.

Total rent expense was $7.9 million in 2006, $8.3 million in 2005, and $7.5 million in 2004.

Collective Bargaining Agreements

Approximately 8% of SpinCo’s total work force is covered by collective bargaining agreements. Collective bargaining agreements representing a de minimis amount (less than 1%) of the Company’s work force will expire within one year.

Litigation

SpinCo is subject to various legal claims arising in the normal course of business. SpinCo, as part of programs entered into by Acuity Brands, is self-insured up to specified limits for certain types of claims, including product liability, and is fully self-insured for certain other types of claims, including employment practices, environmental, product recall, and patent infringement as part of the distribution agreement with Acuity Brands. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on the results of operations, financial position, or cash flows of SpinCo. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect on results of operations, financial position, or cash flows of the Company in future periods. SpinCo establishes reserves for legal claims when the costs associated with the claims become probable and can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for such claims. However, the Company cannot make a meaningful estimate of actual costs to be incurred that could possibly be higher or lower than the amounts reserved.

Environmental Matters

The operations of the Company are subject to federal, state, local, and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes, and to the remediation of contaminated sites. Permits and environmental controls are required for certain of the Company’s operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. The Company will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. While we believe that SpinCo is currently in substantial compliance with all material environmental laws and regulations, there can be no assurance that SpinCo will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on SpinCo’s results of operations.

In June 2007, the Company reached a final resolution of the investigation by the United States Department of Justice (“DOJ”) of certain environmental issues at its primary manufacturing facility, located in Atlanta, Georgia. The DOJ’s investigation focused principally on past conduct involving the inaccurate reporting of certain wastewater sampling results to the City of Atlanta (“City”) and conduct that interfered with the City’s efforts to sample the Company’s wastewater pretreatment plant effluent. The Company entered a guilty plea to one felony count of failure to comply with its wastewater permit, agreed to pay a fine of $3.8 million, and be subject to a three-year probation period incorporating a compliance agreement with the Environmental Protection Agency (“EPA”). Under the compliance agreement, the Company will be required to maintain an enhanced compliance program. The Company recorded an additional $1.8 million charge in the second quarter of fiscal 2007 to reflect the entire $3.8 million fine. The resolution of this matter is not expected to lead to a material loss of the Company’s business, any disruption of the Company’s production, or materially higher operating costs at the Company. However, in the event of a material breach of the compliance agreement by the Company, those consequences could occur.

The Company is currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. With respect to each of the currently active sites which it does not own and where it has been named as a responsible party or a potentially responsible party (“PRP”), the Company believes its liability is immaterial, based on information currently available, due to its limited involvement at the site and/or the number of viable PRPs. With respect to the only active site involving property which the Company does own and where it has been named as a PRP—the property on Seaboard Industrial Boulevard in Atlanta, Georgia—the Company and the current and former owners of adjoining properties have reached agreement to share the expected costs and responsibilities of implementing an approved corrective action plan under the Georgia Hazardous Response Act (“HSRA”) to periodically monitor the property for a period of five years ending in 2009. Subsequently, in connection with the DOJ investigation, the EPA and the Company each analyzed samples taken from certain sumps at the Seaboard facility. The sample results from some of the sump tests indicated the presence of certain hazardous substances. As a result, the Company notified the Georgia Environmental Protection Division and is conducting additional soil and groundwater studies pursuant to HSRA.

Based on the results to date of the above-mentioned soil and groundwater studies, the Company plans to conduct voluntary remediation of the site. The Company’s current estimate is that it will expend between $1.0 million and $7.5 million for the voluntary remediation of the site over approximately the next five years, and in May 2007 accrued a pre-tax liability of $5.0 million representing its best estimate of costs associated with remediation and other related groundwater issues. Further sampling and engineering studies could cause the Company to revise the current estimate. The Company believes that additional expenditures after five years of remediation may be necessary and that those expenditures could range up to an additional $10.0 million during the subsequent twenty-five year period. It may be appropriate to capitalize certain of the expenditures that might be incurred in this twenty-five year period. The Company arrived at the current estimates on the basis of preliminary studies prepared by two, independent third party environmental consulting firms. The actual cost of remediation will vary depending upon the results of additional testing and geological studies, the success of initial remediation efforts in the first five years addressing the most significant areas of contamination, the rate at which site conditions may change, and the requirements of the Environmental Protection Division of the State of Georgia.

Guarantees and Indemnities

As further discussed in Note 1 of the Notes to Combined Financial Statements, in connection with the Distribution, SpinCo and Acuity Brands will enter into various agreements that address the allocation of assets and liabilities between those entities and define their relationship subsequent to the Distribution. Included in these agreements will be certain general indemnifications granted by SpinCo to Acuity Brands, and by Acuity Brands to SpinCo as well as specific limited tax liability indemnifications in the event that the Distribution is deemed to be taxable, or if any of the internal reorganization steps taken to effect the Distribution are not deemed to be on a tax free basis.

Product Recall

The Company, in cooperation with the Consumer Product Safety Commission, initiated a voluntary product recall in May 2006 involving two SpinCo products packaged in approximately 15,000 five-gallon plastic pails manufactured by an outside supplier. The supplier informed SpinCo of the possibility that a crack could develop in the bottom of the pails. The two SpinCo products, which are potentially harmful in the event of skin contact, could leak from the cracked pails. In the third quarter of fiscal 2006, Acuity Brands recorded an accrual of $1.2 million for the estimated cost of the recall. At August 31, 2006, the Company had an accrued liability of $0.9 million with respect to this recall. During the third quarter of fiscal 2007, Acuity Brands was reimbursed for a portion of the costs incurred in connection with the recall by the manufacturer of the pails, and does not anticipate future costs associated with the recall will have a material impact on the operating costs of the Company.

Note 8: Special Charge

On February 22, 2005, Acuity Brands announced certain actions to accelerate its efforts to streamline and improve the effectiveness of its operations. As part of this program, SpinCo recorded a pretax charge of $4.5 million during fiscal year 2005 to reflect the costs associated with the elimination of approximately 70 salaried positions worldwide. This streamlining effort included facility consolidations and process improvement initiatives. The related charges included severance and related employee benefits.

The changes in the special charge reserve (included in Accrued compensation on the Combined Balance Sheets) during the nine month period ended May 31, 2007 and the year ended August 31, 2006 are summarized as follows:

Balance as of August 31, 2005	$3,474

Payments made during the period	(1,245)
Total non-cash items	(300)

Balance as of August 31, 2006	$1,929

Payments made during the period	(1,042)

Balance as of May 31, 2007 (unaudited)	$887

Note 9: Income Taxes

SpinCo accounts for income taxes using the asset and liability approach as prescribed by SFAS No. 109, Accounting for Income Taxes. This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.

The provision for income taxes consists of the following components:

	Years Ended August 31,
	2006	2005	2004
Provision for current federal taxes	$9,303	$9,954	$7,861
Provision for current state taxes	260	867	438
Provision for current foreign taxes	4,416	3,974	3,510
Provision for deferred taxes	569	(2,751)	3,081

Total provision for income taxes	$14,548	$12,044	$14,890

A reconciliation from the federal statutory rate to the total provision for income taxes is as follows:

	Years Ended August 31,
	2006	2005	2004
Federal income tax computed at statutory rate	$12,538	$12,286	$12,324
State income tax, net of federal income tax benefit	194	133	186
Foreign permanent differences and rate differential	542	57	—
Adjustment of deferred taxes	—	—	2,028
Change in valuation allowance	630	(593)	749
Tax credits	—	—	—
Repatriation of foreign earnings	541	—	—
Other, net	103	161	(397)

Total provision for income taxes	$14,548	$12,044	$14,890

Components of the net deferred income tax asset at August 31, 2006 and 2005 include:

	Years Ended August 31,
	2006	2005
Deferred Income Tax Liabilities:
Depreciation	$1,782	$2,654
Goodwill and intangibles	228	7
Other liabilities	—	507

Total deferred income tax liabilities	2,010	3,168

Deferred Income Tax Assets:
Self-insurance	(3,332)	(3,973)
Deferred compensation	(2,451)	(2,748)
Bonuses	—	(164)
Foreign tax losses	(380)	(552)
Other accruals not yet deductible	(4,892)	(5,082)
Other assets	(4,988)	(3,181)

Total deferred income tax assets	(16,043)	(15,700)
Valuation allowance	787	157

Net deferred income tax asset	$(13,246)	$(12,375)

On October 22, 2004, the Jobs Creation Act was signed into law. The Jobs Creation Act created a temporary incentive for Unites States corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from its foreign subsidiaries. In August 2006, Acuity Brands repatriated a total of $9.2 million in SpinCo’s previously undistributed foreign earnings and basis under the Jobs Creation Act. The total income tax provision associated with the repatriation was approximately $0.5 million, which affected the current year’s effective tax rate by less than 1.5%. The repatriation executed under the Jobs Creation Act was done in response to the temporary benefit afforded by this legislation, which is not available in future periods.

With the exception of Acuity Holdings, Inc., which is composed of certain of the Acuity Brands’ Canadian entities, Acuity Brands currently intends to indefinitely reinvest all undistributed earnings of and original investments in foreign subsidiaries, which amounted to approximately $11.6 million at August 31, 2006; however, this amount could fluctuate due to changes in business, economic, or other conditions. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional United States income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings or investments is not practicable. SpinCo does anticipate future repatriation of undistributed earnings generated by Acuity Holdings, and has adjusted its deferred tax liability and provision for income taxes in accordance with SFAS No. 109.

Deferred tax assets were partially offset by valuation allowances of $0.8 million and $0.2 million at August 31, 2006 and August 31, 2005, respectively. These allowances are required to reflect the net realizable value of certain foreign temporary differences and state tax credit carryforwards.

At August 31, 2006, foreign net operating loss carryforwards, which have no expiration, were approximately $1.3 million. Additionally, the Company has state tax credit carryforwards of approximately $1.0 million, which will expire between 2010 and 2015.

Note 10: Quarterly Financial Data (Unaudited)

	Net Sales	Gross Profit	Income (Loss) Before Taxes	Net Income (Loss)
2006
1st Quarter	$132,570	$77,130	$7,704	$4,904
2nd Quarter	124,859	70,895	3,819	2,422
3rd Quarter	144,517	83,570	12,069	7,669
4th Quarter	150,138	85,595	12,231	6,280

2005
1st Quarter	$127,154	$75,939	$5,469	$3,470
2nd Quarter	124,033	71,823	1,735	1,102
3rd Quarter	139,089	80,897	11,846	7,495
4th Quarter	144,676	83,180	16,054	10,993

Note 11: Geographic Distribution of Operations

The geographic distribution of SpinCo’s net sales, operating profit, and long-lived assets is summarized in the following table for the years ended August 31:

	2006	2005	2004
Net sales (1)
Domestic (2)	$449,336	$437,610	$434,681
International	102,748	97,342	88,988

	$552,084	$534,952	$523,669

Operating profit
Domestic (2)	$30,110	$27,926	$28,782
International	9,939	9,308	8,434

	$40,049	$37,234	$37,216

Long-lived assets (3)
Domestic (2)	$55,230	$57,524	$50,225
International	5,994	5,909	6,086

	$61,224	$63,433	$56,311

(1)	Net sales are attributed to each country based on the selling location.
(2)	Domestic amounts include net sales, operating profit, and long-lived assets for U.S. based operations.
(3)	Long-lived assets include net property, plant, and equipment, long-term deferred income tax assets, and other long-term assets.

Schedule II

Acuity SpinCo, Inc.

Valuation and Qualifying Accounts

for the Years Ended August 31, 2006, 2005, and 2004

(In thousands)

	Balance at Beginning of Year	Additions and Reductions Charged to		Deductions	Balance at End of Year
		Costs and Expenses	Other Accounts
Year Ended August 31, 2006:
Reserve for doubtful accounts	$4,050	2,188	11	2,461	$3,788
Reserve for estimated returns and allowances	$548	16,038	—	15,803	$783

Year Ended August 31, 2005:
Reserve for doubtful accounts	$3,796	3,801	27	3,574	$4,050
Reserve for estimated returns and allowances	$360	14,266	—	14,078	$548

Year Ended August 31, 2004:
Reserve for doubtful accounts	$3,832	2,268	—	2,304	$3,796
Reserve for estimated returns and allowances	$320	13,714	—	13,674	$360